AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 20, 2002
     --------------------------------------------------------------------------
                                                             FILE NOS. 333-67852
                                                                       811-06117

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        PRE-EFFECTIVE AMENDMENT NO. 1 /X/

                                     AND/OR

               REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
                                   ACT OF 1940

                              AMENDMENT NO. 31 /X/

              ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II
                           (Exact Name of Registrant)

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                               (Name of Depositor)

                               One Allstate Drive
                                 P. O. Box 9095
                          Farmingville, New York 11738
                                  516/451-5300
         (Address and Telephone Number of Depositor's Principal Offices)

                               MICHAEL J. VELOTTA
                  VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                                3100 SANDERS ROAD
                           NORTHBROOK, ILLINOIS 60062
                                  847/402-2400
       (Name, Complete Address and Telephone Number of Agent for Service)



                                   COPIES TO:


CHARLES M. SMITH, JR.                               DANIEL J. FITZPATRICK
ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK         MORGAN STANLEY DW  INC.
3100 SANDERS ROAD                                   1585 BROADWAY
NORTHBROOK, ILLINOIS 60062                          NEW YORK, NEW YORK 10036

Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.


Title of Securities Being Registered: Units of interest in the Allstate Life of New York Variable Annuity Account II under deferred variable annuity contracts.

PREFERRED CLIENT VARIABLE ANNUITY

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
CUSTOMER SERVICE:
300 N. MILWAUKEE AVE.
VERNON HILLS, IL  60061
TELEPHONE NUMBER: 1-800-256-9392                  PROSPECTUS DATED JUNE __, 2002




Allstate Life Insurance Company of New York ("ALLSTATE NEW YORK") is offering the Preferred Client Variable Annuity, a group flexible premium deferred variable annuity contract ("CONTRACT"). This Contract is available only through the Morgan Stanley Choice Account Program, and the fees and expenses of the Program are separate from and in addition to fees and expenses of the Contract. Please consult your Morgan Stanley Financial Advisor for details. This prospectus contains information about the Contract that you should know before investing. Please keep it for future reference.

The Contract offers 37 investment alternatives ("INVESTMENT ALTERNATIVES"). The investment alternatives include a fixed account option ("FIXED ACCOUNT OPTION") and 36 variable sub-accounts ("VARIABLE SUB-ACCOUNTS") of the Allstate Life of New York Variable Annuity Account II ("VARIABLE ACCOUNT"). Each Variable Sub-Account invests exclusively in shares of portfolios ("PORTFOLIOS") of the following mutual funds ("FUNDS"):


MORGAN STANLEY VARIABLE INVESTMENT      ALLIANCE VARIABLE PRODUCTS SERIES FUND,
 SERIES (CLASS X SHARES)                 INC. (CLASS B SHARES)
THE UNIVERSAL INSTITUTIONAL FUNDS,      LSA VARIABLE SERIES TRUST
 Inc.                                   PUTNAM VARIABLE TRUST (CLASS IB SHARES)
VAN KAMPEN LIFE INVESTMENT TRUST
AIM VARIABLE INSURANCE FUNDS(SERIES I)




WE (Allstate New York) have filed a Statement of Additional Information, dated June ____, 2002 with the Securities and Exchange Commission ("SEC"). It contains more information about the Contract and is incorporated herein by reference, which means that it is legally a part of this prospectus. Its table of contents appears on page _____of this prospectus. For a free copy, please write or call us at the address or telephone number above, or go to the SEC's Web site (http://www.sec.gov). You can find other information and documents about us, including documents that are legally a part of this prospectus, at the SEC's Web site.




                THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE
                SECURITIES DESCRIBED IN THIS PROSPECTUS, NOR HAS IT PASSED ON THE ACCURACY OR THE
                ADEQUACY OF THIS PROSPECTUS. ANY ONE WHO TELLS YOU OTHERWISE IS COMMITTING A FEDERAL
   IMPORTANT    CRIME.

   NOTICES      INVESTMENT IN THE CONTRACTS INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF
                PRINCIPAL.

                THE CONTRACTS ARE AVAILABLE ONLY IN NEW YORK.



                                  1 PROSPECTUS

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                           PAGE
--------------------------------------------------------------------------------
OVERVIEW
--------------------------------------------------------------------------------
     Important Terms
--------------------------------------------------------------------------------
     The Contract At A Glance
--------------------------------------------------------------------------------
     How the Contract Works
--------------------------------------------------------------------------------
     Expense Table
--------------------------------------------------------------------------------
     Financial Information
--------------------------------------------------------------------------------
CONTRACT FEATURES
--------------------------------------------------------------------------------
     The Contract
--------------------------------------------------------------------------------
     Purchase of Contracts
--------------------------------------------------------------------------------
     Contract Value
--------------------------------------------------------------------------------
     Investment Alternatives
--------------------------------------------------------------------------------
           The Variable Sub-Accounts
--------------------------------------------------------------------------------
           The Fixed Account Option
--------------------------------------------------------------------------------
           Transfers
--------------------------------------------------------------------------------

                                                                           PAGE
--------------------------------------------------------------------------------
EXPENSES
--------------------------------------------------------------------------------
ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------
DEATH BENEFITS
--------------------------------------------------------------------------------
OTHER INFORMATION
--------------------------------------------------------------------------------
     More Information:
--------------------------------------------------------------------------------
           Allstate New York
--------------------------------------------------------------------------------
           The Variable Account
--------------------------------------------------------------------------------
           The Portfolios
--------------------------------------------------------------------------------
           The Contract
--------------------------------------------------------------------------------
           Qualified Plans
--------------------------------------------------------------------------------
           Legal Matters
--------------------------------------------------------------------------------
     Taxes
--------------------------------------------------------------------------------
     Performance Information
--------------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION  TABLE OF CONTENTS
--------------------------------------------------------------------------------



                                  2 PROSPECTUS

IMPORTANT TERMS
--------------------------------------------------------------------------------

This prospectus uses a number of important terms that you may not be familiar with. The index below identifies the page that describes each term. The first use of each term in this prospectus appears in highlights.


                                                                           PAGE

--------------------------------------------------------------------------------
   Accumulation Phase
--------------------------------------------------------------------------------
   Accumulation Unit
--------------------------------------------------------------------------------
   Accumulation Unit Value
--------------------------------------------------------------------------------
   Allstate New York ("We")
--------------------------------------------------------------------------------
   Annuitant
--------------------------------------------------------------------------------
   Automatic Additions Program
--------------------------------------------------------------------------------
   Automatic Portfolio Rebalancing Program
--------------------------------------------------------------------------------
   Beneficiary
--------------------------------------------------------------------------------
   Cancellation Period
--------------------------------------------------------------------------------
   *Contract
--------------------------------------------------------------------------------
   Contract Anniversary
--------------------------------------------------------------------------------
   Contract Owner ("You")
--------------------------------------------------------------------------------
   Contract Value
--------------------------------------------------------------------------------
   Contract Year
--------------------------------------------------------------------------------
   Death Benefit Anniversary
--------------------------------------------------------------------------------
   Dollar Cost Averaging Option
--------------------------------------------------------------------------------
   Dollar Cost Averaging Program
--------------------------------------------------------------------------------
   Due Proof of Death
--------------------------------------------------------------------------------
   Fixed Account Option
--------------------------------------------------------------------------------

                                                                           PAGE

--------------------------------------------------------------------------------
   Funds
--------------------------------------------------------------------------------
   Income Plan
--------------------------------------------------------------------------------
   Investment Alternatives
--------------------------------------------------------------------------------
   Issue Date
--------------------------------------------------------------------------------
   Payout Phase
--------------------------------------------------------------------------------
   Payout Start Date
--------------------------------------------------------------------------------
   Performance Death Benefit Option
--------------------------------------------------------------------------------
   Portfolios
--------------------------------------------------------------------------------
   Right to Cancel
   ---------------
--------------------------------------------------------------------------------
   SEC
--------------------------------------------------------------------------------
   Settlement Value
--------------------------------------------------------------------------------
   Systematic Withdrawal Program
--------------------------------------------------------------------------------
   Tax Qualified Contracts
--------------------------------------------------------------------------------
   Valuation Date
--------------------------------------------------------------------------------
   Variable Account
--------------------------------------------------------------------------------
   Variable Sub-Account
--------------------------------------------------------------------------------







* The Preferred Client Variable Annuity is available only as a group Contract. We will issue you a certificate that represents your ownership and that summarizes the provisions of the group Contract. References to "Contract" in this prospectus include certificates, unless the context requires otherwise.





                                  3 PROSPECTUS

THE CONTRACT AT A GLANCE
--------------------------------------------------------------------------------



The following is a snapshot of the Contract. Please read the remainder of this prospectus for more information.


FLEXIBLE PAYMENTS       You can purchase a Contract with an initial purchase
                        payment of $1,000 or more. You can add to your Contract
                        as often and as much as you like, but each payment must
                        be at least $100. You must maintain a minimum account
                        size of $1,000.
-------------------------------------------------------------------------------
RIGHT TO CANCEL         You may cancel your Contract within 10 days after
                        receipt (pursuant to New York law, 60 days if you are
                        exchanging another Contract for the Contract described
                        in this prospectus) ("CANCELLATION PERIOD"). Upon
                        cancellation,  to the extent permitted by federal or
                        state law, we will return your purchase payments
                        adjusted to reflect the investment experience of any
                        amounts allocated to the Variable Account including the
                        deduction of mortality and expense risk charges and
                        administrative expense charges.
-------------------------------------------------------------------------------
EXPENSES                You will bear the following expenses:

                        .Total Variable Account annual fees equal to 0.70% of
                          average daily net assets (0.83% if you select the PERFORMANCE DEATH BENEFIT OPTION)

                        .Transfer fee of 0.50% of the amount transferred (not
                          to exceed $25) after 12th transfer in any CONTRACT
                          YEAR (fee currently waived)

                        .
                          State premium tax (New York does not currently impose
                          one)

                        In addition, each Portfolio pays expenses that you will
                        bear indirectly if you invest in a Variable
                        Sub-Account.
-------------------------------------------------------------------------------
INVESTMENT              The Contract offers 37 investment alternatives
ALTERNATIVES            including:

                        .a Fixed Account Option (which credits interest at
                          rates we guarantee)

                        .36 Variable Sub-Accounts investing in Portfolios
                          offering professional money management by these investment advisers:

                          . A I M Advisors, Inc.

                          . Alliance Capital Management, L.P.

                          . LSA Asset Management LLC

                          . Morgan Stanley Investment Advisors, Inc.

                          . Morgan Stanley Investment Management, Inc.

                          . Morgan Stanley Investments, L.P.

                          . Putnam Investment Management, Inc.

                          . Van Kampen Asset Management Inc.

                        To find out current rates being paid on the Fixed
                        Account Option, or to find out how the Variable
                        Sub-Accounts have performed, call us at 1-800-256-9392.
-------------------------------------------------------------------------------
SPECIAL SERVICES        For your convenience, we offer these special services:

                        . AUTOMATIC ADDITIONS PROGRAM

                        . AUTOMATIC PORTFOLIO REBALANCING PROGRAM

                        . DOLLAR COST AVERAGING PROGRAM

                        . SYSTEMATIC WITHDRAWAL PROGRAM
-------------------------------------------------------------------------------


                                  4 PROSPECTUS


-------------------------------------------------------------------------------
INCOME PAYMENTS         You can choose fixed income payments, variable income
                        payments, or a combination of the two. You can receive
                        your income payments in one of the following ways:

                        . life income with guaranteed payments

                        . joint and survivor life income

                        . guaranteed payments for a specified period
-------------------------------------------------------------------------------
DEATH BENEFITS          If you or the ANNUITANT dies before the PAYOUT START
                        DATE, we will pay the death benefit described in the
                        Contract. We also offer a death benefit option.
-------------------------------------------------------------------------------
TRANSFERS               Before the Payout Start Date, you may transfer your
                        Contract value ("CONTRACT VALUE") among the investment
                        alternatives, with certain restrictions. Transfers must
                        be at least $100 or the total amount in the investment
                        alternative, whichever is less.

                        We do not currently impose a fee upon transfers.
                        However, we reserve the right to charge $25 per
                        transfer after the 12th transfer in each "Contract
                        Year," which we measure from the date we issue your
                        contract or a Contract anniversary ("CONTRACT
                        ANNIVERSARY").
-------------------------------------------------------------------------------
WITHDRAWALS             You may withdraw some or all of your Contract Value at
                        any time during the Accumulation Phase. In general, you
                        must withdraw at least $500 at a time or the total
                        amount in the investment alternative, if less. A 10%
                        federal tax penalty may apply if you withdraw before
                        you are 59 1/2 years old.


-------------------------------------------------------------------------------









The Preferred Client Variable Annuity is currently offered only through investment accounts that charge an annual fee in lieu of sales charges or an investment advisory fee. Fees for these accounts are specified in the respective account agreements and typically start at 1% and may be subject to minimum fees of $1,000 or more. The fees and expenses associated with these accounts are separate from and in addition to the fees and expenses associated with the Preferred Client Variable Annuity. You should consult your Morgan Stanley Financial Advisor for details.


                                  5 PROSPECTUS

HOW THE CONTRACT WORKS
--------------------------------------------------------------------------------

The Contract basically works in two ways.

First, the Contract can help you (we assume you are the "CONTRACT OWNER") save for retirement because you can invest in up to 37 investment alternatives and pay no federal income taxes on any earnings until you withdraw them. You do this during what we call the "ACCUMULATION PHASE" of the Contract. The Accumulation Phase begins on the date we issue your Contract (we call that date the "ISSUE DATE") and continues until the Payout Start Date, which is the date we apply your money to provide income payments. During the Accumulation Phase, you may allocate your purchase payments to any combination of the Variable Sub-Accounts and/or the Fixed Account Option. If you invest in the Fixed Account Option, you will earn a fixed rate of interest that we declare periodically. If you invest in any of the Variable Sub-Accounts, your investment return will vary up or down depending on the performance of the corresponding Portfolios.

Second, the Contract can help you plan for retirement because you can use it to receive retirement income for life and/ or for a pre-set number of years, byselecting one of the income payment options (we call these "INCOME PLANS") described on page 21. You receive income payments during what we call the "PAYOUT PHASE" of the Contract, which begins on the Payout Start Date and continues until we make the last payment required by the Income Plan you select. During the Payout Phase, if you select a fixed income payment option, we guarantee the amount of your payments, which will remain fixed. If you select a variable income payment option, based on one or more of the Variable Sub-Accounts, the amount of your payments will vary up or down depending on the performance of the corresponding Portfolios. The amount of money you accumulateunder your Contract during the Accumulation Phase and apply to an Income Plan will determine the amount of your income payments during the Payout Phase.

The timeline below illustrates how you might use your Contract.


Issue                                           Payout Start
Date            Accumulation Phase                  Date                 Payout Phase
------------------------------------------------------------------------------------------------------------>
You buy    You save for retirement              You elect to receive    You can recieve    Or you can receive
a Contract                                      income payments or      income payments    income payments
                                                receive a lump sum      for a set period   for life
                                                payment





Contract owner or, if there is none, the BENEFICIARY will exercise the rights and privileges provided by the Contract.

See "THE CONTRACT." In addition, if you die before the Payout Start Date, we will pay a death benefit to any surviving Contract owner, or if there is none, to your Beneficiary. See "DEATH BENEFITS."

Please call us at 1-800-256-9392 if you have any question about how the Contract works.


                                  6 PROSPECTUS

EXPENSE TABLE
--------------------------------------------------------------------------------


The table below lists the expenses that you will bear directly or indirectly when you buy a Contract. The table and the examples that follow do not reflect premium taxes because New York does not currently impose premium taxes on annuities. For more information about Variable Account expenses, see "Expenses," below. For more information about Portfolio expenses, please refer to the accompanying prospectuses for the Funds. The table and expenses also do not reflect the expenses associated with the Choice Account Program. Please see your Morgan Stanley Financial Advisor for details.


CONTRACT OWNER TRANSACTION EXPENSES

Withdrawal Charge                                                       None

-------------------------------------------------------------------------------
Annual Contract Maintenance Charge                                      None
-------------------------------------------------------------------------------
Transfer Fee                                                            $25*
-------------------------------------------------------------------------------

  *
   The transfer fee of 0.50% of the amount transferred, up to a maximum of $25, applies solely to the thirteenth and subsequent transfers within a Contract Year excluding transfers due to dollar cost averaging and automatic portfolio rebalancing. We are currently waiving the transfer fee.


VARIABLE ACCOUNT ANNUAL EXPENSES
(AS A PERCENTAGE OF DAILY NET ASSET VALUE
DEDUCTED FROM EACH VARIABLE SUB-ACCOUNT)

                                                With the
                                               Performance
                                    Basic     Death Benefit
                                   Contract      Option
------------------------------------------------------------
Mortality and Expense Risk Charge   0.60%        0.73%
------------------------------------------------------------
Administrative Expense Charge       0.10%        0.10%
------------------------------------------------------------
Total Variable Account Annual       0.70%        0.83%
Expense
------------------------------------------------------------





                                  7 PROSPECTUS

PORTFOLIO ANNUAL EXPENSES (after Voluntary Reductions and Reimbursements for certain Portfolios)
(as a percentage of Portfolio average daily net assets) (1)

                                                                                                Total
                                                                                              Portfolio
                                                           Management  Rule 12b-1   Other      Annual
Portfolio                                                     Fees        Fees     Expenses   Expenses
--------------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS X)
--------------------------------------------------------------------------------------------------------
Aggressive Equity Portfolio                                  0.75%        N/A       0.09%       0.84%
--------------------------------------------------------------------------------------------------------
Capital Growth Portfolio                                     0.65%        N/A       0.05%       0.70%
--------------------------------------------------------------------------------------------------------
Competitive Edge Portfolio                                   0.65%        N/A       0.10%       0.75%
--------------------------------------------------------------------------------------------------------
Dividend Growth Portfolio                                    0.54%        N/A       0.01%       0.55%
--------------------------------------------------------------------------------------------------------
Equity Portfolio                                             0.49%        N/A       0.02%       0.51%
--------------------------------------------------------------------------------------------------------
European Growth Portfolio                                    0.95%        N/A       0.07%       1.02%
--------------------------------------------------------------------------------------------------------
Global Dividend Growth Portfolio                             0.75%        N/A       0.05%       0.80%
--------------------------------------------------------------------------------------------------------
High Yield Portfolio                                         0.50%        N/A       0.09%       0.59%
--------------------------------------------------------------------------------------------------------
Income Builder Portfolio                                     0.75%        N/A       0.06%       0.81%
--------------------------------------------------------------------------------------------------------
Information Portfolio (2)                                    0.75%        N/A       0.87%       1.62%
--------------------------------------------------------------------------------------------------------
Limited Duration Portfolio (3)                               0.45%        N/A       0.20%       0.65%
--------------------------------------------------------------------------------------------------------
Money Market Portfolio                                       0.50%        N/A       0.01%       0.51%
--------------------------------------------------------------------------------------------------------
Pacific Growth Portfolio                                     0.95%        N/A       0.78%       1.73%
--------------------------------------------------------------------------------------------------------
Quality Income Plus Portfolio                                0.50%        N/A       0.03%       0.53%
--------------------------------------------------------------------------------------------------------
S&P 500 Index Portfolio                                      0.40%        N/A       0.06%       0.46%
--------------------------------------------------------------------------------------------------------
Strategist Portfolio                                         0.50%        N/A       0.02%       0.52%
--------------------------------------------------------------------------------------------------------
Utilities Portfolio                                          0.65%        N/A       0.02%       0.67%
--------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
--------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Emerging Markets Equity Portfolio (4)     1.25%        N/A       0.87%       2.12%
--------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Equity Growth Portfolio (4)               0.55%        N/A       0.36%       0.91%
--------------------------------------------------------------------------------------------------------
Morgan Stanley UIF International Magnum Portfolio (4)        0.80%        N/A       0.54%       1.34%
--------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Growth Portfolio (4)              0.75%        N/A       0.64%       1.39%
--------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Value Portfolio (4)               0.75%        N/A       0.35%       1.10%
--------------------------------------------------------------------------------------------------------
Morgan Stanley UIF U.S. Real Estate Portfolio (4)            0.80%        N/A       0.35%       1.15%
--------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (CLASS I)
--------------------------------------------------------------------------------------------------------
Van Kampen LIT Comstock Portfolio                            0.60%        N/A       0.21%       0.81%
--------------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth Portfolio                     0.70%        N/A       0.06%       0.76%
--------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
--------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                           0.61%        N/A       0.24%       0.85%
--------------------------------------------------------------------------------------------------------
AIM V.I. Growth Fund                                         0.62%        N/A       0.26%       0.88%
--------------------------------------------------------------------------------------------------------
AIM V.I. Premier Equity Fund  (5)                            0.60%        N/A       0.25%       0.85%
--------------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (CLASS B)
--------------------------------------------------------------------------------------------------------
Alliance Growth Portfolio                                    0.75%       0.25%      0.11%       1.11%
--------------------------------------------------------------------------------------------------------
Alliance Growth and Income Portfolio                         0.63%       0.25%      0.04%       0.92%
--------------------------------------------------------------------------------------------------------
Alliance Premier Growth Portfolio                            1.00%       0.25%      0.04%       1.29%
--------------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
--------------------------------------------------------------------------------------------------------
LSA Aggressive Growth Fund (6)                               0.95%        N/A       0.30%       1.25%
--------------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUST (CLASS IB)
--------------------------------------------------------------------------------------------------------
Putnam VT Growth and Income Fund  (7)                        0.46%       0.25%      0.05%       0.76%
--------------------------------------------------------------------------------------------------------
Putnam VT International Growth Fund (7)                      0.76%       0.25%      0.18%       1.19%
--------------------------------------------------------------------------------------------------------
Putnam VT Small Cap Value Fund (7)                           0.80%       0.25%      0.14%       1.19%
--------------------------------------------------------------------------------------------------------
Putnam VT Voyager Fund (7)                                   0.53%       0.25%      0.04%       0.82%
--------------------------------------------------------------------------------------------------------


                                  8 PROSPECTUS

1. Figures shown in the Table are for the year ended December 31, 2001 (except as otherwise noted).

2. The Investment Manager had agreed to assume all operating expenses and to waive the compensation provided for in its Investment Management Agreement until such time as the Portfolio had $50 million of net assets or December 31, 2001, whichever occurred first. With these assumptions and expense waivers in effect, "Management Fees", "Rule 12b-1 Fees", "Other Expenses" and "Total Portfolio Annual Expenses" were 0.00%, N/A, 0.00% and 0.00%, respectively. The Investment Manager will not continue these expense waivers in 2002. Therefore, expenses in the above Table are estimated for 2002.

3. Effective May 1, 2002, the Short-Term Bond Portfolio changed its name to the Limited Duration Portfolio. For the period June 1, 2001 through December 31, 2001, the Investment Manager had agreed to waive its fee and reimburse operating expenses to the extent they exceeded 0.50% of daily net assets. With these expense waivers and reimbursements in effect, "Management Fees", "Rule 12b-1 Fees", "Other Expenses" and "Total Portfolio Annual Expenses" were 0.41%, N/A, 0.20% and 0.61%, respectively. "Other Expenses" do not include the effect of an expense offset of 0.06%. The Investment Manager will not continue these expense waivers in 2002. Therefore, expenses in the above Table are estimated for 2002.

4. "Total Portfolio Annual Expenses" listed in the table above reflect gross ratios prior to any voluntary waivers/ reimbursements of expenses by the adviser. For the year ended December 31, 2001, the management fee was reduced to reflect the voluntary waiver of a portion or all of the management fee and the reimbursement by the Portfolios' adviser to the extent "Total Portfolio Annual Expenses" exceed the following percentages: Emerging Markets Equity Portfolio 1.75%; Equity Growth Portfolio 0.85%; International Magnum Portfolio 1.15%; Mid Cap Growth Portfolio 1.05%; Mid Cap Value Portfolio 1.05%; U.S. Real Estate Portfolio 1.10%. The adviser may terminate this voluntary waiver at any time at its sole discretion. After such reductions, the "Management Fees", "Rule 12b-1 Fees", "Other Expenses" and "Total Portfolio Annual Expenses" were as follows:


                                                                      Total
                                  Management  Rule 12b-1   Other    Portfolio
Portfolio                            Fees        Fees     Expenses   Annual
                                                                    Expenses
-------------------------------------------------------------------------------


Morgan Stanley UIF Emerging Markets    0.98%        N/A      0.87%     1.85%
Equity Portfolio
-------------------------------------------------------------------------------
Morgan Stanley UIF Equity Growth       0.49%        N/A      0.36%     0.85%
Portfolio
-------------------------------------------------------------------------------
Morgan Stanley UIF International       0.62%        N/A      0.54%     1.16%
Magnum Portfolio
-------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Growth      0.41%        N/A      0.64%     1.05%
Portfolio
-------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Value       0.70%        N/A      0.35%     1.05%
Portfolio
-------------------------------------------------------------------------------
Morgan Stanley UIF U.S. Real Estate    0.75%        N/A      0.35%     1.10%
Portfolio
-------------------------------------------------------------------------------



Additionally, in determining the actual amount of voluntary management fee waiver and/or expense reimbursement for a Portfolio, if any, the adviser excludes from total annual operating expenses certain investment related expenses, such as foreign country tax expense and interest expense on borrowing. Included in "Other Expenses" of the Emerging Markets Equity Portfolio and International Magnum Portfolio are 0.10% and 0.01% of such investment related expenses, respectively.

5. Effective May 1, 2002, the AIM V.I. Value Fund changed its name to the AIM V.I. Premier Equity Fund.

6. Figures shown are based on estimates for the current fiscal year. Under an expense limitation agreement ("Agreement"), the manager has agreed to reduce its fees or reimburse the Portfolio for expenses incurred above certain limits.
 Currently, this limit is set so that the Portfolio will not incur expenses (including interest, taxes, brokerage commissions and extraordinary expenses) that exceed the amount of its management fee plus 0.30% of its average daily net assets. Without these fee reductions or expense reimbursements, "Other Expenses" and "Total Portfolio Annual Expenses" for 2002 are expected to be
7.65% and 8.60%.   These reductions and reimbursements will remain in effect
until at least April 30, 2003. Under certain circumstances, the Agreement provides that, commencing June 1, 2002 and continuing for three years thereafter, the manager may recoup a certain amount of its fee reductions and reimbursements. The total amount of reimbursement, if any, paid in any year to the manager may not, however, cause "Total Portfolio Annual Expenses" to exceed the percentages listed in the table.

7. "Rule 12b-1 Fees" are restated to reflect an increase in Rule 12b-1 Fees effective April 30, 2001. Actual Rule 12b-1 Fees during the most recent fiscal year were 0.22%. See the Funds' prospectus for more information about Rule 12b-1 Fees payable under the Funds' distribution plan.



                                  9 PROSPECTUS

EXAMPLE
The example below shows the dollar amount of expenses that you would bear directly or indirectly if you:

.. invested $1,000 in a Variable Sub-Account,

.. earned a 5% annual return on your investment, and

.. elected the Performance Death Benefit  Option.



THE EXAMPLE DOES NOT INCLUDE ANY TAXES OR TAX PENALTIES YOU MAY BE REQUIRED TO PAY IF YOU SURRENDERED YOUR CONTRACT. THIS EXAMPLE DOES NOT INCLUDE DEDUCTIONS FOR PREMIUM TAXES BECAUSE NEW YORK DOES NOT CHARGE PREMIUM TAXES ON ANNUITIES. THIS EXAMPLE IS BASED ON THE EXPENSES SHOWN IN THE PORTFOLIO ANNUAL EXPENSES TABLE, WHICH REFLECTS CERTAIN WAIVER AND REIMURSEMENT ARRANGEMENTS AS EXPLAINED IN THE FOOTNOTES TO THE TABLE. THE EXAMPLE ASSUMES THOSE ARRANGEMENTS REMAIN IN EFFECT FOR THE PERIODS PRESENTED.

Variable Sub-Account                       1 Year  3 Years  5 Years   10 Years
-------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES
(CLASS X)
-------------------------------------------------------------------------------
Aggressive Equity                           $17      $53      $91       $199
-------------------------------------------------------------------------------
Capital Growth                              $16      $49      $84       $183
-------------------------------------------------------------------------------
Competitive Edge "Best Ideas"               $16      $50      $87       $189
-------------------------------------------------------------------------------
Dividend Growth                             $14      $44      $76       $167
-------------------------------------------------------------------------------
Equity                                      $14      $43      $74       $162
-------------------------------------------------------------------------------
European Growth                             $19      $59     $101       $218
-------------------------------------------------------------------------------
Global Dividend Growth                      $17      $52      $89       $194
-------------------------------------------------------------------------------
High Yield                                  $15      $45      $78       $171
-------------------------------------------------------------------------------
Income Builder                              $17      $52      $90       $196
-------------------------------------------------------------------------------
Information                                 $25      $77     $132       $281
-------------------------------------------------------------------------------
Limited Duration                            $15      $47      $81       $178
-------------------------------------------------------------------------------
Money Market                                $14      $43      $74       $162
-------------------------------------------------------------------------------
Pacific Growth                              $26      $81     $138       $292
-------------------------------------------------------------------------------
Quality Income Plus                         $14      $43      $75       $164
-------------------------------------------------------------------------------
S&P 500 Index                               $13      $41      $71       $156
-------------------------------------------------------------------------------
Strategist                                  $14      $43      $74       $163
-------------------------------------------------------------------------------
Utilities                                   $15      $48      $82       $180
-------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
-------------------------------------------------------------------------------
Morgan Stanley UIF Emerging Markets         $30      $92     $157       $331
Equity
-------------------------------------------------------------------------------
Mogan Stanley UIF Equity Growth             $18      $55      $95       $206
-------------------------------------------------------------------------------
Morgan Stanley UIF International Magnum     $22      $69     $118       $252
-------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Growth           $23      $70     $120       $258
-------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Value            $20      $61     $105       $227
-------------------------------------------------------------------------------
Morgan Stanley UIF U.S. Real Estate         $20      $63     $108       $232
-------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (CLASS
I)
-------------------------------------------------------------------------------
Van Kampen LIT Comstock                     $17      $52      $90       $196
-------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth              $16      $51      $87       $190
-------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
-------------------------------------------------------------------------------
AIM V.I. Capital Appreciaiton               $17      $53      $92       $200
-------------------------------------------------------------------------------
AIM V.I. Growth                             $18      $54      $93       $203
-------------------------------------------------------------------------------
AIM V.I. Premier Equity                     $17      $53      $92       $200
-------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUNDS
(CLASS B)
-------------------------------------------------------------------------------
Alliance Growth                             $20      $61     $106       $228
-------------------------------------------------------------------------------
Alliance Growth and Income                  $18      $56      $96       $208
-------------------------------------------------------------------------------
Alliance Premier Growth                     $22      $67     $115       $247
-------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
-------------------------------------------------------------------------------

                                 10 PROSPECTUS

Variable Sub-Account                       1 Year  3 Years  5 Years   10 Years
-------------------------------------------------------------------------------
LSA Aggressive Growth                       $21      $66     $113       $243
-------------------------------------------------------------------------------
PUTNAM VARIABLE TRUST (CLASS IB)
-------------------------------------------------------------------------------
Putnam VT Growth and Income                 $16      $51      $87       $190
-------------------------------------------------------------------------------
Putnam VT International Growth              $21      $64     $110       $237
-------------------------------------------------------------------------------
Putnam VT Small Cap Value                   $21      $64     $110       $237
-------------------------------------------------------------------------------
Putnam VT Voyager                           $17      $52      $90       $197
-------------------------------------------------------------------------------





PLEASE REMEMBER THAT YOU ARE LOOKING AT AN EXAMPLE AND NOT A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR ACTUAL EXPENSES MAY BE LOWER OR GREATER THAN THOSE SHOWN ABOVE. SIMILARLY, YOUR RATE OF RETURN MAY BE LOWER OR GREATER THAN 5%, WHICH IS NOT GUARANTEED. THE ABOVE EXAMPLES ASSUME THE ELECTION OF THE PERFORMANCE DEATH BENEFIT OPTION, WITH A MORTALITY AND EXPENSE RISK CHARGE OF 0.73%. IF THIS OPTION WAS NOT ELECTED, THE EXPENSE FIGURES SHOWN ABOVE WOULD BE SLIGHTLY LOWER.


                                 11 PROSPECTUS

FINANCIAL INFORMATION
--------------------------------------------------------------------------------

To measure the value of your investment in the Variable Sub-Accounts during the Accumulation Phase, we use a unit of measure we call the "ACCUMULATION UNIT." Each Variable Sub-Account has a separate value for its Accumulation Units we call the "ACCUMULATION UNIT VALUE." Accumulation Unit Value is similar to, but not the same as, the share price of a mutual fund.

There are no Accumulation Unit Values to report because the Contracts were first offered as of the date of this prospectus. The financial statements of the Variable Account and Allstate New York appear in the Statement of Additional Information.




                                 12 PROSPECTUS

 THE CONTRACT
--------------------------------------------------------------------------------


CONTRACT OWNER
The Preferred Client Variable Annuity is a contract between you, the Contract owner, and Allstate New York, a life insurance company. As the Contract owner, you may exercise all of the rights and privileges provided to you by the Contract. That means it is up to you to select or change (to the extent permitted):

.. the investment alternatives during the Accumulation and Payout Phases,

.. the amount and timing of your purchase payments and withdrawals,

.. the programs you want to use to invest or withdraw money,

.. the income payment plan you want to use to receive retirement income,

.. the Owner, if the Owner is a natural person,

.. the Annuitant (either yourself or someone else) on whose life the income payments will be based,

.. the Beneficiary or Beneficiaries who will receive the benefits that the

.. Contract provides when the last surviving Contract owner dies, and

.. any other rights that the Contract provides.

If you die, any surviving Contract owner, or, if none, the Beneficiary will exercise the rights and privileges provided to them by the Contract. If the Contract owner is a Grantor Trust, the Contract owner will be considered a non-living person for purposes of this section and the Death Benefits section.
 The Contract cannot be jointly owned by both a non-natural person and a natural person. The maximum age of the oldest Contract Owner cannot exceed 90 as of the date we receive the completed application.

Changing ownership of this Contract may cause adverse tax consequences and may not be allowed under qualified plans. Please consult with a competent tax advisor prior to making a request for a change of Contract owner.

You can use the Contract with or without a qualified plan. A "qualified plan" is a retirement savings plan, such as an IRA or tax-sheltered annuity, that meets the requirements of the Internal Revenue Code. Qualified plans may limit or modify your rights and privileges under the Contract. We use the term "Qualified Contract" to refer to a Contract used with a qualified plan. See "Tax Qualified Contracts" on page _____.


NEW OWNER
The New Owner is the owner determined immediately after death of the owner. The New Owner is:

..         the surviving owner; or

..         if no surviving owner, the Beneficiary(ies).


ANNUITANT
The Annuitant is the individual whose life determines the amount and duration of income payments (other than under Income Plans with guaranteed payments for a specified period). The Annuitant must be a natural person. The maximum age of the oldest Annuitant cannot exceed 90 as of the date we receive the completed application.

You initially designate an Annuitant in your application. If the Contract owner is a natural person, you may change the Annuitant at any time prior to the Payout Start Date. Once we receive your change request, any change will be effective at the time you sign the written notice. We are not liable for any payment we make or other action we take before receiving any written request from you. Before the Payout Start Date, you may designate a joint Annuitant, who is a second person on whose life income payments depend. If the Annuitant dies prior to the Payout Start Date, the new Annuitant will be the youngest Contract owner, otherwise, the youngest Beneficiary, unless the Contract owner names a different Annuitant.


BENEFICIARY
The Beneficiary is the person who may, in accordance with the terms of the Contract, elect to receive the death benefit or become the new Contract owner if the sole surviving Contract owner dies before the Payout Start Date. If the sole surviving Contract owner dies after the Payout Start Date, the Beneficiary will receive any guaranteed income payments scheduled to continue.

You may name one or more Beneficiaries when you apply for a Contract. You may change or add Beneficiaries at any time by writing to us, unless you have designated an irrevocable Beneficiary. We will provide a change of Beneficiary form to be signed and filed with us. Any change will be effective at the time you sign the written notice, whether or not the Annuitant is living when we receive the notice. Until we receive your written notice to change a Beneficiary, we are entitled to rely on the most recent Beneficiary information in our files. We will not be liable as to any payment or settlement made prior to receiving the written notice. Accordingly, if you wish to change your Beneficiary, you should deliver your written notice to us promptly.

If you did not name a Beneficiary or, if the named Beneficiary is no longer living and there are no other surviving Beneficiaries, the new Beneficiary will be:

.. your spouse, if he or she is still alive, otherwise

.. your surviving children equally, or if you have no surviving children,

.. your estate.

If more than one Beneficiary survives you, (or the Annuitant, if the Contract owner is not a natural person)


                                 13 PROSPECTUS
we will divide the death benefit among your Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the death benefit in equal amounts to the surviving Beneficiaries.


MODIFICATION OF THE CONTRACT
Only a Allstate New York officer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents has the authority to change or waive the provisions of the Contract. We may not change the terms of the Contract without your consent, except to conform the Contract to applicable law or changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.


ASSIGNMENT
No owner has a right to assign any interest in a Contract as collateral or security for a loan. However, you may assign periodic income payments under the Contract prior to the Payout Start Date. No Beneficiary may assign benefits under the Contract until they are payable to the Beneficiary. We will not be bound by any assignment until the assignor signs it and files it with us. We are not responsible for the validity of any assignment. Federal law prohibits or restricts the assignment of benefits under many types of retirement plans and the terms of such plans may themselves contain restrictions on assignments. An assignment may also result in taxes and tax penalties. YOU SHOULD CONSULT WITH AN ATTORNEY BEFORE TRYING TO ASSIGN YOUR CONTRACT.


PURCHASE OF CONTRACTS
--------------------------------------------------------------------------------


MINIMUM PURCHASE PAYMENTS
Your initial purchase payment must be at least $1,000. We may increase or decrease this minimum in the future. You may make additional purchase payments of at least $100 at any time prior to the Payout Start Date. We reserve the right to lower the minimum and limit the maximum amount of purchase payments we will accept. We also reserve the right to reject any application.


AUTOMATIC ADDITIONS PROGRAM
You may make subsequent purchase payments of at least $100 by automatically transferring amounts from your bank account or your Morgan Stanley Choice account. Please consult your Morgan Stanley Financial Advisor for details.


ALLOCATION OF PURCHASE PAYMENTS
At the time you apply for a Contract, you must decide how to allocate your purchase payments among the investment alternatives. The allocation you specify on your application will be effective immediately. All allocations must be in whole percentages that total 100% or in whole dollars. The minimum you may allocate to any investment alternative is $100. You can change your allocations by notifying us in writing.

We will allocate your purchase payments to the investment alternatives according to your most recent instructions on file with us. Unless you notify us in writing otherwise, we will allocate subsequent purchase payments according to the allocation for the previous purchase payment. We will effect any change in allocation instructions at the time we receive written notice of the change in good order.

We will credit the initial purchase payment that accompanies your completed application to your Contract within 2 business days after we receive the payment at ourservice center. If your application is incomplete, we will ask you to complete your application within 5 business days. If you do so, we will credit your initial purchase payment to your Contract within that 5 business day period. If you do not, we will return your purchase payment at the end of the 5 business day period unless you expressly allow us to hold it until you complete the application. We will credit subsequent purchase payments to the Contract on the business day that we receive the purchase payment at our service center.

We use the term "BUSINESS DAY" to refer to each day Monday through Friday that the New York Stock Exchange is open for business. We also refer to these days as "VALUATION DATES." If we receive your purchase payment after 4 p.m. Eastern Time on any Valuation Date, we will credit your purchase payment using the Accumulation Unit Values computed on the next Valuation Date.


RIGHT TO CANCEL
You may cancel the Contract within the Cancellation Period, which is the 10-day period after you receive the Contract (60 days if you are exchanging another contract for the Contract described in this prospectus). If you exercise this "RIGHT TO CANCEL," the Contract terminates and we will pay you the full amountof your purchase payments allocated to the Fixed Account Option. We also will return your purchase payments allocated to the Variable Account after an adjustment, to the extent state or federal law permit, to reflect investment gain or loss, including the deduction of mortality and expense risk charges and administrative expense charges, that occurred from the date of allocation through the date of cancellation.

If your Contract is qualified under Section 408 of the Internal Revenue Code, we will refund the greater of any purchase payments or the Contract Value.



                                 14 PROSPECTUS

CONTRACT VALUE
--------------------------------------------------------------------------------

Your Contract Value at any time during the Accumulation Phase is equal to the sum of the value of your Accumulation Units in the Variable Sub-Accounts you have selected, plus the value of your investment in the Fixed Account Option.


ACCUMULATION UNITS
To determine the number of Accumulation Units of each Variable Sub-Account to allocate to your Contract, we divide (i) the amount of the purchase payment or transfer you have allocated to a Variable Sub-Account by (ii) the Accumulation Unit Value of that Variable Sub-Account next computed after we receive your payment or transfer. For example, if we receive a $10,000 purchase payment allocated to a Variable Sub-Account when the Accumulation Unit Value for the Sub-Account is $10, we would credit 1,000 Accumulation Units of that Variable Sub-Account to your Contract. Withdrawals and transfers from a Variable Sub-Account would, of course, reduce the number of Accumulation Units of that Sub-Account allocated to your Contract.


ACCUMULATION UNIT VALUE
As a general matter, the Accumulation Unit Value for each Variable Sub-Account will rise or fall to reflect:

  - changes in the share price of the Portfolio in which the Variable Sub-Account invests, and

  - the deduction of amounts reflecting the mortality and expense risk charge, administrative expense charge, and any provision for taxes that have accrued since we last calculated the Accumulation Unit Value.

We determine transfer fees (currently waived) separately for each Contract. They do not affect Accumulation Unit Value. Instead, we obtain payment of those charges and fees by redeeming Accumulation Units. For details on how we calculate Accumulation Unit Value, please refer to the Statement of Additional Information.

We determine a separate Accumulation Unit Value for each Variable Sub-Account on each Valuation Date. We also determine a second set of Accumulation Unit Values that reflect the cost of the Performance Death Benefit Option.

YOU SHOULD REFER TO THE PROSPECTUSES FOR THE FUNDS THAT ACCOMPANY THIS PROSPECTUS FOR A DESCRIPTION OF HOW THE ASSETS OF EACH PORTFOLIO ARE VALUED, SINCE THAT DETERMINATION DIRECTLY BEARS ON THE ACCUMULATION UNIT VALUE OF THE CORRESPONDING VARIABLE SUB-ACCOUNT AND, THEREFORE, YOUR CONTRACT VALUE.




                                  15 PROSPECTUS

INVESTMENT ALTERNATIVES:  THE VARIABLE SUB-ACCOUNTS
--------------------------------------------------------------------------------

You may allocate your purchase payments to up to 36 Variable Sub-Accounts. Each Variable Sub-Account invests in the shares of a corresponding Portfolio. Each Portfolio has its own investment objective(s) and policies. We briefly describe the Portfolios below.

For more complete information about each Portfolio, including the investment objective(s), expenses and risks associated with the Portfolio, please refer to he accompanying prospectuses for the Funds. You should carefully review the Fund prospectuses before allocating amounts to the Variable Sub-Accounts.




PORTFOLIO*              EACH PORTFOLIO SEEKS:          INVESTMENT ADVISER:
-------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS X)
-------------------------------------------------------------------------------
Aggressive Equity       Capital Growth
Portfolio
-------------------------------------------------------------------------------
Capital Growth          Long-term capital growth
Portfolio
-------------------------------------------------------
Competitive Edge        Long-term capital growth
Portfolio
-------------------------------------------------------
Dividend Growth         Reasonable current income and
Portfolio               long-term growth of income
                        and capital
-------------------------------------------------------
Equity Portfolio        Growth of capital and, as a
                        secondary objective, income
                        when consistent with its
                        primary objective.
-------------------------------------------------------
European Growth         To maximize the capital
Portfolio               appreciation on its
                        investments
-------------------------------------------------------
Global Dividend Growth  Reasonable current income and
Portfolio               long-term growth of income
                        and capital
-------------------------------------------------------
High Yield Portfolio    High current income and, as a
                        secondary objective, capital
                        appreciation when consistent
                        with its primary objective
-------------------------------------------------------
Income Builder          Reasonable income and, as a         MORGAN STANLEY
Portfolio               secondary objective, growth    INVESTMENT ADIVSORS INC.
                        of capital
-------------------------------------------------------
Information Portfolio   Long-term capital
                        appreciation
-------------------------------------------------------------------------------
Limited Duration        High current income
Portfolio               consistent with preservation
                        of capital
-------------------------------------------------------
Money Market Portfolio  High current income,
                        preservation of capital, and
                        liquidity
-------------------------------------------------------
Pacific Growth          To maximize the capital
Portfolio               appreciation on its
                        investments
-------------------------------------------------------
Quality Income Plus     High current income and, as a
Portfolio               secondary objective, capital
                        appreciation when consistent
                        with its primary objective
-------------------------------------------------------
S&P 500 Index           Investment results that,
Portfolio               before expenses, correspond
                        to the total return of the
                        Standard and Poor's 500
                        Composite Stock Price Index
-------------------------------------------------------
Strategist Portfolio    High total investment return
-------------------------------------------------------
Utilities Portfolio     Capital appreciation and
                        current income



                                 16 PROSPECTUS


PORTFOLIO*              EACH PORTFOLIO SEEKS:          INVESTMENT ADVISER:
------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
-------------------------------------------------------------------------------
Morgan Stanley UIF      Long-term capital
Emerging Markets        appreciation
Equity
                                                           MORGAN STANLEY
------------------------------------------------------- INVESTMENT MANAGEMENT,
Morgan Stanley UIF      Long-term capital                        INC.
Equity Growth           appreciation
Portfolio
-------------------------------------------------------
Morgan Stanley UIF      Long-term capital
International Magnum    appreciation
Portfolio
-------------------------------------------------------
Morgan Stanley UIF Mid  Long-term capital growth
Cap Growth Portfolio
-------------------------------------------------------
Morgan Stanley UIF      Above-average current Income
U.S. Real Estate        And long-term capital
Portfolio               appreciation
-------------------------------------------------------------------------------
Morgan Stanley UIF Mid  Above-average total return          MORGAN STANLEY
Cap Value Portfolio     over a market cycle of three      INVESTMENTS, L.P.
                        to five years
-------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (CLASS I)
-------------------------------------------------------------------------------
Van Kampen LIT          Capital growth and income
Comstock Portfolio                                         VAN KAMPEN ASSET
                                                           MANAGEMENT INC.
-------------------------------------------------------
Van Kampen LIT          Capital appreciation
Emerging Growth
Portfolio
-------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS * (SERIES I)
-------------------------------------------------------------------------------
AIM V.I. Capital        Growth of capital
Appreciation Fund

-------------------------------------------------------   A I M ADVISORS, INC.
AIM V.I. Growth Fund    Growth of capital
-------------------------------------------------------
AIM V.I. Premier        Long-term growth of capital.
Equity Fund              Income is a secondary
                        objective
-------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (CLASS B)
-------------------------------------------------------------------------------
Alliance Growth         Long-term growth of capital
Portfolio               Current income is incidental
                        To the Portfolio's objective

                                                           ALLIANCE CAPITAL
                                                           MANAGEMENT, L.P.
-------------------------------------------------------
Alliance Growth and     Reasonable current income and
Income Portfolio        reasonable opportunity for
                        appreciation
-------------------------------------------------------
Alliance Premier        Growth of capital by pursuing
Growth Portfolio        aggressive investment
                        policies
------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
-------------------------------------------------------------------------------
LSA Aggressive          Long-term capital growth
Growth Fund**                                          LSA ASSET MANAGEMENT LLC
-------------------------------------------------------------------------------
PUTNAM VARIABLE TRUST (CLASS IB)
-------------------------------------------------------------------------------
Putnam VT Growth and    Capital growth and current
Income Fund             income

-------------------------------------------------------
                                                          PUTNAM INVESTMENT
Putnam VT               Capital appreciation               MANAGEMENT, INC.
International Growth
Fund
-------------------------------------------------------
Putnam VT Small Cap     Capital appreciation
Value Fund
-------------------------------------------------------
Putnam VT Voyager Fund  Capital appreciation

--------------------------------------------------------------------------------






*A portfolio's investment objective may be changed by the Fund's Board of Trustees without shareholder approval.

**Sub-advised by Van Kampen Asset Management Inc.



AMOUNTS YOU ALLOCATE TO VARIABLE SUB-ACCOUNTS MAY GROW IN VALUE, DECLINE IN VALUE, OR GROW LESS THAN YOU EXPECT, DEPENDING ON THE INVESTMENT PERFORMANCE THE PORTFOLIOS IN WHICH THOSE VARIABLE SUB-ACCOUNTS INVEST. YOU BEAR THE INVESTMENT RISK THAT THE PORTFOLIOS MIGHT NOT MEET THEIR INVESTMENT OBJECTIVES. SHARES OF THE PORTFOLIOS ARE NOT DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.


                                 17 PROSPECTUS

INVESTMENT ALTERNATIVES:  THE FIXED ACCOUNT OPTION
--------------------------------------------------------------------------------

You may allocate all or a portion of your purchase payments to the Fixed Account. We are currently offering only a Dollar Cost Averaging Fixed Account Option ("DOLLAR COST AVERAGING OPTION"), described below. We may offer additional Fixed Account options in the future. Allstate New York may also limit the availability of the Dollar Cost Averaging Option. Please consult with your Morgan Stanley Financial Advisor for current information. The Fixed Account supports our insurance and annuity obligations. The Fixed Account consists of our general assets other than those in segregated asset accounts. We have sole discretion to invest the assets of the Fixed Account, subject to applicable law. Any money you allocate to the Fixed Account does not entitle you to share in the investment experience of the Fixed Account.


DOLLAR COST AVERAGING OPTION
You may establish a Dollar Cost Averaging Program, as described on page 18, by allocating purchase payments to the Dollar Cost Averaging Option. Purchase payments that you allocate to the Dollar Cost Averaging Option will earn interest for up to a 1 year period at the current rate in effect at the time of allocation. We will credit interest daily at a rate that will compound over the year to the annual interest rate we guaranteed at the time of allocation. You may not transfer funds from other investment alternatives to the Dollar Cost Averaging Option.

The crediting rates for the Dollar Cost Averaging Option will never be less than 3% annually.

We may declare more than one interest rate for different monies based upon the date of allocation to the Dollar Cost Averaging Option. For current interest rate information, please contact your Morgan Stanley Financial Advisor or our customer support unit at 1-800-256-9392.


INVESTMENT ALTERNATIVES:  TRANSFERS
--------------------------------------------------------------------------------


TRANSFERS DURING THE ACCUMULATION PHASE
During the Accumulation Phase, you may transfer the Contract Value among the investment alternatives. You may not transfer Contract Value into the Dollar Cost Averaging Option. You may request transfers in writing on a form that we provide or by telephone according to the procedure described below. The minimum amount that you may transfer is $100 or the total amount in the investment alternative, whichever is less. We currently do not assess, but reserve the right to assess, a $25 charge on each transfer in excess of 12 per Contract Year. We will notify you at least 30 days before we begin imposing the transfer charge. We treat transfers to or from more than one Portfolio on the same day as one transfer. Transfers you make as part of a Dollar Cost Averaging Program or Automatic Fund Rebalancing Program do not count against the 12 free transfers per Contract Year.

We will process transfer requests that we receive before 4:00 p.m. Eastern Time on any Valuation Date using the Accumulation Unit Values for that Date. We will process requests completed after 4:00 p.m. Eastern Time on any Valuation Date using the Accumulation Unit Values for the next Valuation Date. The Contract permits us to defer transfers from the Fixed Account Option for up to 6 months from the date we receive your request. If we decide to postpone transfers for 30 days or more, we will pay interest as required by applicable law. Any interest would be payable from the date we receive the transfer request to the date we make the transfer.



EXCESSIVE TRADING

We reserve the right to limit transfers among the Variable Sub-Accounts if we determine, in our sole discretion, that transfers by one or more Contract owners would be to the disadvantage of other Contract owners. We may limit transfers by taking such steps as:

.. imposing a minimum time period between each transfer,

.. refusing to accept transfer requests of an agent acting under a power of attorney on behalf of more than one Contract owner, or

.. limiting the dollar amount that a Contract owner may transfer between the Variable Sub-Accounts and the Fixed Account Option at any one time.

We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Contract owners.


We reserve the right to waive any transfer restrictions.


TRANSFERS DURING THE PAYOUT PHASE
During the Payout Phase, you may make transfers among the Variable Sub-Accounts so as to change the relative weighting of the Variable Sub-Accounts on which your variable income payments will be based. In addition, you will have a limited ability to make transfers from the Variable Sub-Accounts to increase the proportion of your income payments consisting of fixed income payments. You may not, however, convert any portion of your right to receive fixed income payments into variable income payments.

You may not make any transfers for the first 6 months





                                 18 PROSPECTUS
after the Payout Start Date. Thereafter, you may make transfers among the Variable Sub-Accounts or make transfers from the Variable Sub-Accounts to increase the proportion of your income payments consisting of fixed income payments. Your transfers must be at least 6 months apart.


TELEPHONE TRANSFERS
You may make transfers by telephone by calling 1-800-256-9392 if you have on file a completed authorization form. The cut off time for telephone transfer requests is 4:00 p.m. Eastern Time. In the event that the New York Stock Exchange closes early, i.e., before 4:00 p.m. Eastern Time, or in the event that the Exchange closes early for a period of time but then reopens for trading on the same day, we will process telephone transfer requests as of the close of the Exchange on that particular day. We will not accept telephone requests received at any telephone number other than the number that appears in this paragraph or received after the close of trading on the Exchange.

We may suspend, modify or terminate the telephone transfer privilege at any time without notice.

We use procedures that we believe provide reasonable assurance that the telephone transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.


DOLLAR COST AVERAGING PROGRAM
Through our Dollar Cost Averaging Program, you may automatically transfer a set amount every month (or other intervals we may offer) during the Accumulation Phase from any Variable Sub-Account or the Dollar Cost Averaging Option to any Variable Sub-Account. Transfers made through dollar cost averaging must be $100 or more.

We will not charge a transfer fee for transfers made under this Program, nor will such transfers count against the 12 transfers you can make each Contract Year without paying a transfer fee.

The theory of dollar cost averaging is that if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in this Program does not assure you of a greater profit from your purchases under the Program nor will it prevent or necessarily reduce losses in a declining market. Call or write us for information on how to enroll.


AUTOMATIC PORTFOLIO REBALANCING PROGRAM
Once you have allocated your money among the Variable Sub-Accounts, the performance of each Sub-Account may cause a shift in the percentage you allocated to each Sub-Account. If you select our Automatic Portfolio Rebalancing Program, we will automatically rebalance the Contract Value in each Variable Sub-Account and return it to the desired percentage allocations. We will not include money you allocate to the Fixed Account Option in the Automatic Portfolio Rebalancing Program.

We will rebalance your account each quarter (or other intervals that we may offer) according to your instructions. We will transfer amounts among the Variable Sub-Accounts to achieve the percentage allocations you specify. You can change your allocations at any time by contacting us in writing or by telephone. The new allocation will be effective with the first rebalancing that occurs after we receive your requests. We are not responsible for rebalancing that occurs prior to receipt of your request.

Example:

  Assume that you want your initial purchase payment split among 2 Variable Sub-Accounts. You want 40% to be in the High Yield Variable Sub-Account and 60% to be in the Equity Growth Variable Sub-Account. Over the next 2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the High Yield Variable Sub-Account now represents 50% of your holdings because of its increase in value. If you choose to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the High Yield Variable Sub-Account and use the money to buy more units in the Equity Growth Variable Sub-Account so that the percentage allocations would again be 40% and 60% respectively.

The Automatic Portfolio Rebalancing Program is available only during the Accumulation Phase. The transfers made under the Program do not count towards the 12 transfers you can make without paying a transfer fee, and are not subject to a transfer fee.

Portfolio rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.



                                  19 PROSPECTUS

EXPENSES
--------------------------------------------------------------------------------

As a Contract owner, you will bear, directly or indirectly, the charges and expenses described below.


MORTALITY AND EXPENSE RISK CHARGE
We deduct a mortality and expense risk charge daily at an annual rate of 0.60% of the average daily net assets you have invested in the Variable Sub-Accounts (0.73% if you select the Performance Death Benefit Option). The mortality and expense risk charge is for all the insurance benefits available with your Contract (including our guarantee of annuity rates and the death benefit), for certain expenses of the Contract, and for assuming the risk (expense risk) that the current changes will not be sufficient in the future to cover the cost of administering the Contract. If the charges under the Contract are not sufficient, then we will bear the loss. We charge an additional amount for the Performance Death Benefit Option to compensate us for the additional risk that we accept by providing this option.

We guarantee the mortality and expense risk charge and we cannot increase it. We assess the mortality and expense risk charge during both the Accumulation Phase and the Payout Phase.


ADMINISTRATIVE EXPENSE CHARGE
We deduct an administrative expense charge daily at an annual rate of 0.10% of the average daily net assets you have invested in the Variable Sub-Accounts. We guarantee the administrative expense charge and we cannot increase it. We intend this charge to cover actual administrative expenses. There is no necessary relationship between the amount of administrative charge imposed on a given Contract and the amount of expenses that may be attributed to that Contract. We assess this charge each day during the Accumulation Phase and the Payout Phase.


TRANSFER FEE
We do not currently impose a fee upon transfers among the investment alternatives. However, we reserve the right to impose a charge of 0.50% of the amount transferred (up to $25) per transfer after the 12th transfer in each Contract Year. We will not charge a transfer fee on transfers that are part of a Dollar Cost Averaging or Automatic Portfolio Rebalancing Program.


PREMIUM TAXES
Currently, we do not make deductions for premium taxes under the Contract because New York does not charge premium taxes on annuities. We may deduct taxes that may be imposed in the future from purchase payments or the Contract Value when the tax is incurred or at a later time.


DEDUCTION FOR VARIABLE ACCOUNT INCOME TAXES
We are not currently making a provision for taxes. In the future, however, we may make a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Variable Account. We will deduct for any taxes we incur as a result of the operation of the Variable Account, whether or not we previously made a provision for taxes and whether or not is was sufficient. Our status under the Internal Revenue Code is briefly described in the Statement of Additional Information.


OTHER EXPENSES
Each Portfolio deducts advisory fees and other expenses from its assets. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Variable Sub-Accounts. These fees and expenses are described in the accompanying prospectuses for the Funds. For a summary of current estimates of those charges and expenses, see pages 7 - 10 above. We may receive compensation from the investment advisers or administrators of the Portfolios for administrative services we provide to the Portfolios.

The Preferred Client Variable Annuity is offered only to participants in the Morgan Stanley Choice program which charges an annual fee in lieu of sales charges or an investment advisory fee. The Contract must be held in the Choice account, and the Choice account will continue while you own the Contract. Fees for these accounts are specified in the respective account agreements and typically start at 1% and may be subject to minimum fees of $1,000 or more. The fees and expenses associated with these accounts are separate from and in addition to the fees and expenses associated with the Preferred Client Variable Annuity. You should consult your Morgan Stanley Financial Advisor for details.



ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

You can withdraw some or all of your Contract Value at any time during the Accumulation Phase. Withdrawals also are available under limited circumstances on or after the Payout Start Date. See "Income Plans" on page 21.

You can withdraw money from the Variable Account and/ or the Fixed Account.

The amount payable upon withdrawal is the Contract Value (or portion thereof) next computed after we receive the request for a withdrawal at our service center, less any income tax withholding and any penalty tax. To complete a partial withdrawal from the Variable Account, we will cancel Accumulation Units in an amount equal to the


                                  20 PROSPECTUS
withdrawal and any applicable charges and taxes. We will pay withdrawals from the Variable Account within 7 days of receipt of the request, subject to postponement in certain circumstances.

You have the opportunity to name the investment alternative(s) from which you are taking the withdrawal. If none are named, then we will withdraw the amount from the investment alternatives in which you are invested according to each alternative percentage shares of the Contract Value. In general, you must withdraw at least $500 at a time. You may also withdraw a lesser amount if you are withdrawing your entire interest in a Variable Sub-Account.

We impose no withdrawal charge for withdrawals out of the Preferred Client Variable Annuity. However, withdrawals, including withdrawals made to pay all or part of any fee associated with the Choice Account Program, also may be subject to income tax. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 591/2, may be subject to an additional 10% federal tax penalty. In addition, a charge may apply if you decide to no longer participate in the Morgan Stanley Choice program. You should consult your Morgan Stanley Financial Advisor for details.

The total amount paid on surrender may be more or less than the total purchase payments due to prior withdrawals, any deductions, and investment performance.


POSTPONEMENT OF PAYMENTS
We may postpone the payment of any amounts due from the Variable Account under the Contract if:

1. The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted;

2. An emergency exists as defined by the SEC; or

3. The SEC permits delay for your protection.


SYSTEMATIC WITHDRAWAL PROGRAM
You may choose to receive systematic withdrawal payments on a monthly basis at any time prior to the Payout Start Date. The minimum amount of each systematic withdrawal is $100. We will deposit systematic withdrawal payments into the Contract owner's bank account or Morgan Stanley Account. Please consult with your Morgan Stanley Financial Advisor for details.

Depending on fluctuations in the value of the Variable Sub-Accounts and the value of the Fixed Account Option, systematic withdrawals may reduce or even exhaust the Contract Value. Income taxes may apply to systematic withdrawals. Please consult your tax advisor before taking any withdrawal. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 591/2, may be subject to an additional 10% federal tax penalty.

We may modify or suspend the Systematic Withdrawal Program and charge a processing fee for the service. If we modify or suspend the Systematic Withdrawal Program, existing systematic withdrawal payments will not beaffected.


MINIMUM CONTRACT VALUE
If the amount you withdraw reduces your Contract Value to less than $1,000, we may treat it as a request to withdraw your entire Contract Value. Your Contract will terminate if you withdraw all of your Contract Value. We will, however, ask you to confirm your withdrawal request before terminating your Contract. Before terminating any Contract whose value has been reduced by withdrawals to less than $1000, we will inform you in writing of our intention to terminate your Contract and give you at least 30 days in which to make an additional purchase payment to restore your Conract's value to the Contract minimum of $1,000. If we terminate your Contract, we will distribute to you its Contract Value, less any applicable charges and taxes.




INCOME PAYMENTS
--------------------------------------------------------------------------------


PAYOUT START DATE
The Payout Start Date is the day that money is applied to an Income Plan. The Payout Start Date must be at least 30 days after the Issue Date and occur on or before the later of:

..    the Annuitant's 90th Birthday, or

..    the 10th Contract Anniversary.

You may change the Payout Start Date at any time by notifying us in writing of the change at least 30 days before the scheduled Payout Start Date. Absent a change, we will use the Payout Start Date stated in your Contract.


INCOME PLANS
An "Income Plan" is a series of scheduled payments to you or to someone you designate. You may choose and change your choice of Income Plan until 30 days before the Payout Start Date. If you do not select an Income Plan, we will make income payments in accordance with Income Plan 1 with guaranteed payment for 10 years. After the Payout Start Date, you may not make withdrawals (except as described below) or change your choice of Income Plan.

Three Income Plans are available under the Contract. Each is available to provide:

         - fixed income payments;

         - variable income payments; or

         - a combination of the two.

The three Income Plans are:


                                  21 PROSPECTUS

INCOME PLAN 1 -- LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for at least as long as the Annuitant lives. If the Annuitant dies before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract.

INCOME PLAN 2 -- JOINT AND SURVIVOR LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for as long as either the Annuitant or the joint Annuitant is alive. If both the Annuitant and the joint Annuitant die before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed payments as required by the Contract.

INCOME PLAN 3 -- GUARANTEED PAYMENTS FOR A SPECIFIED PERIOD (5 TO 30 YEARS). Under this plan, we make periodic income payments for the period you have chosen. These payments do not depend on the Annuitant's life. We will deduct the mortality and expense risk charge from the assets of the Variable Account supporting this Income Plan even though we may not bear any mortality risk.

The length of any guaranteed payment period under your selected Income Plan generally will affect the dollar amounts of each income payment. As a general rule, longer guaranteed periods result in lower income payments, all other things being equal. For example, if choose an Income Plan with payments that depend on the life of the Annuitant but with no minimum specified period for guaranteed payments, the income payments generally will be greater than the income payments made under the same Income Plan with a minimum specified period for guaranteed payments.

We may make other Income Plans available including ones that you and we agree upon. You may obtain information about them by writing or calling us.

If you choose Income Plan 1 or 2, or, if available, another Income Plan with payments that continue for the life of the Annuitant or joint Annuitant, we may require proof of age and sex of the Annuitant or joint Annuitant before starting income payments, and proof that the Annuitant or joint Annuitant is still alive before we make each payment. Please note that under such Income Plans, if you elect to take no minimum guaranteed payments, it is possible that the payee could receive only 1 income payment if the Annuitant and any joint Annuitant both die before the second income payment, or only 2 income payments if they die before the third income payment, and so on.

Generally, you may not make withdrawals after the Payout Start Date. One exception to this rule applies if you are receiving variable income payments that do not depend on the life of the Annuitant (such as under Income Plan 3). In that case you may terminate all or part of the Variable Account portion of the income payments at any time and receive a lump sum equal to the present value of the remaining variable payments associated with the amount withdrawn. To determine the present value of any remaining variable income payments being withdrawn, we use a discount rate equal to the annual investment rate we assumed when computing the variable income payments. The minimum amount you may withdraw under this feature is $1,000.

You may apply your Contract Value to an Income Plan. You must apply at least the Contract Value in the Fixed Account Option on the Payout Start Date to fixed income payments. If you wish to apply any portion of your Fixed Account Option balance to provide variable income payments, you should plan ahead and transfer that amount to the Variable Sub-Accounts prior to the Payout Start Date. If you do not tell us how to allocate your Contract Value among fixed and variable income payments, we will apply your Contract Value in the Variable Account to variable income payments and your Contract Value in the Fixed Account Option to fixed income payments.

We will apply your Contract Value, less applicable taxes, to your Income Plan on the Payout Start Date. If the amount available to apply under an Income Plan is less than $2,000, or not enough to provide an initial payment of at least $20, and state law permits, we may:

     - terminate the Contract and pay you the Contract Value, less any applicable taxes, in a lump sum instead of the periodic payments you have chosen, or

     - reduce the frequency of your payments so that each payment will be at least $20.


VARIABLE INCOME PAYMENTS
The amount of your variable income payments depends upon the investment results of the Variable Sub-Accounts you select, the premium taxes you pay, the age and sex of the Annuitant, and the Income Plan you choose. We guarantee that the payments will not be affected by (a) actual mortality experience and (b) the amount of our administration expenses.

We cannot predict the total amount of your variable income payments. Your variable income payments may be more or less than your total purchase payments because (a) variable income payments vary with the investment results of the underlying Portfolios, and (b) the Annuitant could live longer or shorter than we expect based on the tables we use.

In calculating the amount of the periodic payments in the annuity tables in the Contract, we assumed an annual investment rate of 3%. If the actual net investment return of the Variable Sub-Accounts you choose is less than this assumed investment rate, then the dollar amount of your variable income payments will decrease. The dollar amount of your variable income payments will increase, however, if the actual net investment return exceeds the assumed investment rate. The dollar amount of the variable income payments stays level if the net investment return equals the assumed investment rate. Please refer to



                                 22 PROSPECTUS
the Statement of Additional Information for more detailed information as to how we determine variable income payments.


FIXED INCOME PAYMENTS
We guarantee income payment amounts derived from any Fixed Account Option forthe duration of the Income Plan. We calculate the fixed income payments by applying the Contract value by the greater of (a) the appropriate value from the income payment table in your Contract or (b) such other value as we are offering at that time.

We may defer making fixed income payments for a period of up to 6 months or such shorter time state law may require. If we defer payments for 30 days or more, we will pay interest as required by law from the date we receive the withdrawal request to the date we make payment.


CERTAIN EMPLOYEE BENEFIT PLANS
The Contracts offered by this prospectus contain income payment tables that provide for different payments to men and women of the same age. However, we reserve the right to use income payment tables that do not distinguish on the basis of sex to the extent permitted by law. In certain employment-related situations, employers are required by law to use the same income payment tables for men and women. Accordingly, if the Contract is to be used in connection with an employment-related retirement or benefit plan, you should consult with legal counsel as to whether the purchase of a Contract is appropriate. For qualified plans, where it is appropriate, we may use income payment tables that do not distinguish on the basis of sex.


DEATH BENEFITS
--------------------------------------------------------------------------------

We will pay a death benefit if, prior to the Payout Start Date:

1. any Contract owner dies, or

2. the Annuitant dies.

We will pay the death benefit to the new Contract owner who is determined immediately after the death. The new Contract owner would be a surviving Contract owner(s) or, if none, the Beneficiary(ies). In the case of the death of an Annuitant, we will pay the death benefit to the current Contract owner.

A request for payment of the death benefit must include "DUE PROOF OF DEATH." We will accept the following documentation as Due Proof of Death:

.. a certified copy of a death certificate,

.. a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or

.. any other proof acceptable to us.


DEATH BENEFIT AMOUNT
Prior to the Payout Start Date, the death benefit is equal to the greatest of:

1. the Contract Value as of the date we determine the death benefit, or

2. the sum of all purchase payments made less any amounts deducted in connection with partial withdrawals (including any applicable premium taxes), or

3. the Contract Value on the most recent DEATH BENEFIT ANNIVERSARY prior to the date we determine the death benefit, plus any purchase payments and less any withdrawals since that Death Benefit Anniversary.

A "Death Benefit Anniversary" is every 6th Contract Anniversary beginning with the 6th Contract Anniversary. For example, the 6th, 12th and 18th Contract Anniversaries are the first three Death Benefit Anniversaries.

We will determine the value of the death benefit as of the end of the Valuation Date on which we receive a complete request for payment of the death benefit. If we receive a request after 4 p.m. Eastern Time on a Valuation Date, we will process the request as of the end of the following Valuation Date.


PERFORMANCE DEATH BENEFIT OPTION.
The Performance Death Benefit is an optional benefit you may elect. If the Contract owner is a natural person, this option applies only on the death of the Contract owner. If the Contract owner is not a natural person, this option applies only on the death of the Annuitant. For contracts with the Performance Death Benefit Option, the death benefit will be the greater of (1) through (3) above, or (4) the Performance Death Benefit Option. If you select the Performance Death Benefit Option, the age of the oldest Contract owner and annuitant on the date we receive the completed application cannot exceed age 80.

The Performance Death Benefit on the date we issue the rider for this option ("Rider Date") is equal to the Contract Value. On each Contract Anniversary, we will recalculate your Performance Death Benefit to equal the greater of your Contract Value on that date, or the most recently calculated Performance Death Benefit. We also will recalculate your Performance Death Benefit whenever you make an additional purchase payment or a partial withdrawal. Additional purchase payments will increase the Performance Death Benefit dollar-for-dollar. Withdrawals will reduce the Performance Death Benefit by an amount equal to: (i) the Performance Death Benefit immediately before the withdrawal, multiplied by
(ii) the ratio of the withdrawal amount to the Contract Value just before the withdrawal.




                                 23 PROSPECTUS

In the absence of any withdrawals or purchase payments, the Performance Death Benefit will be the greatest of the Contract Value on the Rider Date and all Contract Anniversary Contract Values on or before the date we calculate the death benefit.

We will recalculate the Performance Death Benefit as described above until the oldest Contract owner (the oldest Annuitant, if the owner is not a natural person), attains age 85. After age 85, we will recalculate the Performance Death Benefit only to reflect additional purchase payments and withdrawals.


DEATH BENEFIT PAYMENTS
If the new Contract owner is a natural person, the new Contract owner may elect to:

1. receive the death benefit in a lump sum, or

 2. apply the death benefit to an Income Plan. Payments from the Income Plan must begin within 1 year of the date of death and must be payable throughout:

.. the life of the new Contract owner; or

.. for a guaranteed number of payments from 5 to 30 years, but not to exceed the life expectancy of the (new) Contract owner.

Options 1 and 2 above are only available if the new Contract owner elects one of these options within 180 days of the date of death. Otherwise, the new Contract owner will receive the Settlement Value. The "Settlement Value" is the Contract Value, less premium tax. The Settlement Value paid will be the Settlement Value next computed on or after the requested distribution date for payment, or on the mandatory distribution date of 5 years after the date of your death, whichever is earlier. We reserve the right to waive the 180 day limit on a non-discriminatory basis.

In any event, the entire value of the Contract must be distributed within 5 years after the date of the death unless an Income Plan is elected or a surviving spouse continues the Contract in accordance with the provisions described below.

If the new Contract owner is your spouse, within 180 days after the date of your death, he or she may elect one of the options listed above or may continue the Contract in the Accumulation Phase as if the death had not occurred. The Contract may only be continued once. On the date the Contract is continued, the Contract Value will equal the amount of the death benefit as determined as of the Valuation Date on which we received Due Proof of Death (the next Valuation Date, if we receive Due Proof of Death after 4 p.m. Eastern Time).

Unless otherwise instructed by the continuing spouse, the excess, if any, of the death benefit amount over the Contract Value will be allocated to the Variable Sub-Accounts. This excess will be allocated in proportion to your Contract Value in the investment alternatives on the Valuation Date that we receive Due Proof of Death, except that any portion of this excess attributable to the Fixed Account Options will be allocated to the Money Market Variable Sub-Account. Within 30 days of the date the Contract is continued, your surviving spouse may choose one of the following transfer alternatives without incurring a transfer fee:

.. Transfer all or a portion of the excess among the Variable Sub-Accounts;

.. Transfer all or a portion of the excess into the Standard Fixed Account; or

.. Transfer all or a portion of the excess into a combination of Variable
    Sub-Accounts and the Standard Fixed Account.

Any such transfer does not count as one of the free transfers allowed each Contract Year and is subject to any minimum allocation amount specified in your Contract.

If the new Contract owner is corporation, trust, or other non-natural person, then the new Contract owner may elect, within 180 days of your death, to receive the death benefit in lump sum or may elect to receive the Settlement Value in a lump sum within 5 years of death. We reserve the right to waive the 180 day limit on a non-discriminatory basis.


DEATH OF ANNUITANT
If any Annuitant who is not also the Contract owner dies prior to the Payout Start Date, the Contract owner must elect one of the applicable options described below.

If the Contract owner is a natural person, the Contract owner may elect to continue the Contract as if the death had not ccurred, or, if we receive Due Proof of Death within 180 days of the date of the Annuitant's death, the Contract owner may choose to:

1. receive the death benefit in a lump sum; or

2. apply the death benefit to an Income Plan that must begin within 1 year of the date of death and must be for a guaranteed number of payments for a period from 5 to 30 years but not to exceed the life expectancy of the Contract owner.

If the Contract owner elects to continue the Contract or to apply the death benefit to an Income Plan, the new Annuitant will be the youngest Contract owner, unless the Contract owner names a different Annuitant.

If the Contract owner is a non-natural person, the non-natural Contract owner may elect, within 180 days of the Annuitant's date of death, to receive the death benefit in a lump sum or may elect to receive the Settlement Value payable in a lump sum within 5 years of the Annuitant's date of death. If the non-natural Contract owner does not make one of the above described elections, the Settlement Value must be withdrawn by the non-natural Contract owner on or before the mandatory distribution date 5 years after the Annuitant's death.

The Contract owner has 60 days from the date the



                                 24 PROSPECTUS
company receives Due Proof of Death to select an Income Plan without incurring a tax on the entire gain in the Contract. If the Contract owner elects to continue the Contract they will be taxed on the entire gain in the Contract computed on the date of continuance. We are required to report such gain to the IRS as income to the Contract owner. An additional 10% federal tax penalty may apply if the Contract owner is under age 591/2. Any amount included in the Contract owner's gross income as a result of a Contract continuance will increase the investment in the Contract for future distributions.


MORE INFORMATION
--------------------------------------------------------------------------------


ALLSTATE NEW YORK
Allstate New York is the issuer of the Contract. Allstate New York is a stock life insurance company organized under the laws of the State of New York. Allstate New York was incorporated in 1967 and was known as "Financial Life Insurance Company" from 1967 to 1978. From 1978 to 1984, Allstate New York was known as "PM Life Insurance Company." Since 1984 the company has been known as "Allstate Life Insurance Company of New York."

Our home office is located in Farmingville, New York. Our customer service office is located in Vernon Hills, Illinois.

Allstate New York is a wholly owned subsidiary of Allstate Life Insurance Company ("Allstate Life"), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of the State of Illinois. With the exception of directors qualifying shares, all of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

Independent rating agencies regularly evaluate life insurers' claims-paying ability, quality of investments, and overall stability. A.M. Best Company assigns an A+ (Superior) financial strength rating to Allstate Life, which results in an A+g rating to Allstate New York due to its group affiliation with Allstate Life. Standard & Poor's assigns an AA+ (Very Strong) financial strength rating and Moody's Investor's Service assigns an Aa2 (Excellent) financial strength rating to Allstate New York, sharing the same ratings of its parent, Allstate Life. These ratings do not reflect the investment performance of the Variable Account. We may from time to time advertise these ratings in our sales literature.


THE VARIABLE ACCOUNT
Allstate New York established the Allstate Life of New York Variable Annuity Account II on May 18, 1990. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Allstate New York.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under New York law. That means we account for the Variable Account's income, gains and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Allstate New York.

The Variable Account consists of multiple Variable Sub-Accounts, each of which invests in a corresponding Portfolio. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Portfolios. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.



                                 25 PROSPECTUS

THE PORTFOLIOS

DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS.
We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value.


VOTING PRIVILEGES.
As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Variable Sub-Accounts to which you have allocated your Contract Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. Based on our present view of the law, we will vote the shares of the Portfolios that we hold directly or indirectly through the Variable Account in accordance with instructions that we receive from Contract owners entitled to give such instructions.

As a general rule, before the Payout Start Date, the Contract owner or anyone with a voting interest is the person entitled to give voting instructions. The number of shares that a person has a right to instruct will be determined by dividing the Contract Value allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. After the Payout Start Date the person receiving income payments has the voting interest. The payee's number of votes will be determined by dividing the reserves for such Contract allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. The votes decrease as income payments are made and as the reserves for the Contract decrease.

We will vote shares attributable to Contracts for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions, unless we determine that we may vote such shares in our own discretion. We will apply voting instructions to abstain on any item to be voted upon on a pro rate basis to reduce the votes eligible to be cast.

We reserve the right to vote Portfolio shares as we see fit without regard to voting instructions to the extent permitted by law. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report we send to you.


CHANGES IN PORTFOLIOS.
We reserve the right, subject to any applicable law, to make additions to, deletions from or substitutions for the Portfolio shares held by any Variable Sub-Account. If the shares of any of the Portfolios are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of the purposes of the Contract, we may eliminate that Portfolio and substitute shares of another eligible investment fund. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940. We also may add new Variable Sub-Accounts that invest in additional mutual funds. We will notify you in advance of any change.


CONFLICTS OF INTEREST.
Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. The boards of directors or trustees of these Portfolios monitor for possible conflicts among separate accounts buying shares of the Portfolios. Conflicts could develop for a variety of reasons. For example, differences in treatment under tax and other laws or the failure by a separate account to comply with such laws could cause a conflict. To eliminate a conflict, a Portfolio's board of directors or trustees may require a separate account to withdraw its participation in a Portfolio. A Portfolio's net asset value could decrease if it had to sell investment securities to pay redemption proceeds to a separate account withdrawing because of a conflict.


THE CONTRACT
The Contracts are distributed exclusively by their principal underwriter, Morgan Stanley DW Inc. Morgan Stanley DW, a wholly owned subsidiary of Morgan Stanley Dean Witter & Co., is located at 1585 Broadway, New York, New York 10036. Morgan Stanley DW is a member of the New York Stock Exchange and the National Association of Securities Dealers.


ADMINISTRATION.
We have primary responsibility for all administration of the Contracts and the Variable Account. We provide the following administrative services, among others:

.. issuance of the Contracts;

.. maintenance of Contract owner records;

.. Contract owner services;

.. calculation of unit values;

.. maintenance of the Variable Account; and

.. preparation of Contract owner reports.

We will send you Contract statements at least annually prior to the Payout Start Date. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we will



                                 26 PROSPECTUS
make the adjustment as of the date that we receive notice of the potential error.

We also will provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.


QUALIFIED PLANS
If you use the Contract with a qualified plan, the plan may impose different or additional conditions or limitations on withdrawals, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if qualified plan limits on distributions and other conditions are not met. Please consult your qualified plan administrator for more information.


LEGAL MATTERS
Foley & Lardner, Washington, D.C., has advised Allstate New York on certain federal securities law matters. All matters of state law pertaining to the Contracts, including the validity of the Contracts and Allstate New York right to issue such Contracts under state insurance law, have been passed upon by Michael J. Velotta, General Counsel of Allstate New York.





                                 27 PROSPECTUS

TAXES
--------------------------------------------------------------------------------

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. ALLSTATE NEW YORK MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.


TAXATION OF ALLSTATE LIFE
INSURANCE COMPANY OF NEW YORK
ALLSTATE NEW YORK is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. Since the Variable Account is not an entity separate from ALLSTATE NEW YORK, and its operations form a part of ALLSTATE NEW YORK, it will not be taxed separately. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the Contract. Under existing federal income tax law, ALLSTATE NEW YORK believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract. Accordingly, ALLSTATE NEW YORK does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore ALLSTATE NEW YORK does not intend to make provisions for any such taxes. If ALLSTATE NEW YORK is taxed on investment income or capital gains of the Variable Account, then ALLSTATE NEW

YORK may impose a charge against the Variable Account in order to make provision for such taxes.


TAXATION OF ANNUITIES IN GENERAL
TAX DEFERRAL. Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:

1. the Contract Owner is a natural person,

2. the investments of the Variable Account are "adequately diversified" according to Treasury Department regulations, and

3. ALLSTATE NEW YORK is considered the owner of the Variable Account assets for federal income tax purposes.

NON-NATURAL OWNERS. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts does not enjoy tax deferral and is taxed as ordinary income received or accrued by the owner during the taxable year.

EXCEPTIONS TO THE NON-NATURAL OWNER RULE. There are several exceptions to the general rule that annuity contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a non-qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner rule are: (1) contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified contracts; (3) contracts purchased by employers upon the termination of certain qualified plans; (4) certain contracts used in connection with structured settlement agreements, and (5) immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be "ADEQUATELY DIVERSIFIED" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the Contract Owner during the taxable year. Although ALLSTATE NEW YORK does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

OWNERSHIP TREATMENT. The IRS has stated that a contract owner will be considered the owner of separate account assets if he possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the separate account investments may cause a contract owner to be treated as the owner of the separate account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the separate account.

Your rights under the Contract are different than those described by the IRS in rulings in which it found that contract owners were not owners of separate account assets. For example, you have the choice to allocate premiums and Contract Values among a broader selection of investment alternatives. Also, you may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you



                                 28 PROSPECTUS
being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. ALLSTATE NEW YORK does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.

TAXATION OF PARTIAL AND FULL WITHDRAWALS. If you make a partial withdrawal under a non-qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a full withdrawal under a non-Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.

TAXATION OF ANNUITY PAYMENTS. Generally, the rule for income taxation of annuity payments received from a non-qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. The Federal tax treatment of annuity payments is unclear in some respects. As a result, if the IRS should provide further guidance, it is possible that the amount we calculate and report to the IRS as taxable could be different. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.

WITHDRAWALS AFTER THE PAYOUT START DATE. Federal tax law is unclear regarding the taxation of any additional withdrawal received after the Payout Start Date. It is possible that a greater or lesser portion of such a payment could be taxable than the amount we determine.

DISTRIBUTION AT DEATH RULES. In order to be considered an annuity contract for federal income tax purposes, the Contract must provide:

1. if any Contract Owner dies on or after the Payout Start Date but before the entire interest in the Contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the Contract Owner's death;

2. if any Contract Owner dies prior to the Payout Start Date, the entire interest in the Contract will be distributed within 5 years after the date of the Contract Owner's death. These requirements are satisfied if any portion of the Contract Owner's interest that is payable to (or for the benefit of) a designated Beneficiary is distributed over the life of such Beneficiary (or over a period not extending beyond the life expectancy of the Beneficiary) and the distributions begin within 1 year of the Contract Owner's death. If the Contract Owner's designated Beneficiary is the surviving spouse of the Contract Owner, the Contract may be continued with the surviving spouse as the new Contract Owner.

3. if the Contract Owner is a non-natural person, then the Annuitant will be treated as the Contract Owner for purposes of applying the distribution at death rules. In addition, a change in the Annuitant on a Contract owned by a non-natural person will be treated as the death of the Contract Owner.

TAXATION OF ANNUITY DEATH BENEFITS. Death Benefit amounts are included in income as follows:

1. if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal, or

2. if distributed under an Income Plan, the amounts are taxed in the same manner as annuity payments.

PENALTY TAX ON PREMATURE DISTRIBUTIONS. A 10% penalty tax applies to the taxable amount of any premature distribution from a non-Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 591/2. However, no penalty tax is incurred on distributions:

1. made on or after the date the Contract Owner attains age 591/2,

2. made as a result of the Contract Owner's death or becoming totally disabled,

3. made in substantially equal periodic payments over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

4. made under an immediate annuity, or

5. attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.

SUBSTANTIALLY EQUAL PERIODIC PAYMENTS. With respect to non-Qualified Contracts using substantially equal periodic payments or immediate annuity payments as an exception to the penalty tax on premature distributions,



                                 29 PROSPECTUS
any additional withdrawal or other modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the Contract Owner's attaining age 591/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. You should consult a competent tax advisor prior to taking a withdrawal.

TAX FREE EXCHANGES UNDER IRC SECTION 1035. A 1035 exchange is a tax-free exchange of a non-qualified life insurance contract, endowment contract or annuity contract for a new non-qualified annuity contract. The Contract Owner(s) must be the same on the old and new contract. Basis from the old contract carries over to the new contract so long as we receive that information from the relinquishing company. If basis information is never received, we will assume that all exchanged funds represent earnings and will allocate no cost basis to them.

TAXATION OF OWNERSHIP CHANGES. If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Except for certain Qualified Contracts, any amount you receive as a loan under a Contract, and any assignment or pledge (or agreement to assign or pledge) of the Contract Value is taxed as a withdrawal of such amount or portion and may also incur the 10% penalty tax. Currently we do not allow assignments.

AGGREGATION OF ANNUITY CONTRACTS. The Code requires that all non-qualified deferred annuity contracts issued by ALLSTATE NEW YORK (or its affiliates) to the same Contract Owner during any calendar year be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.


INCOME TAX WITHHOLDING
Generally, ALLSTATE NEW YORK is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory.

ALLSTATE NEW YORK is required to withhold federal income tax using the wage withholding rates for all annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.


TAX QUALIFIED CONTRACTS
The income on qualified plan and IRA investments is tax deferred, and the income on variable annuities held by such plans does not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity in a qualified plan or IRA. Contracts may be used as investments with certain qualified plans such as:

.. Individual Retirement Annuities or Accounts (IRAs) under Section 408 of the
  Code;

.. Roth IRAs under Section 408A of the Code;

.. Simplified Employee Pension Plans under Section 408(k) of the Code;

.. Savings Incentive Match Plans for Employees (SIMPLE) Plans under Section
  408(p) of the Code;

.. Tax Sheltered Annuities under Section 403(b) of the Code;

.. Corporate and Self Employed Pension and Profit Sharing Plans under Sections
  401 and 403; and

.. State and Local Government and Tax-Exempt Organization Deferred Compensation
  Plans under Section 457.

ALLSTATE NEW YORK reserves the right to limit the availability of the Contract for use with any of the Qualified Plans listed above or to modify the Contract to conform with tax requirements. The tax rules applicable to participants in such qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Adverse tax consequences may result from certain transactions such as excess contributions, premature distributions, and, distributions that do not conform to specified commencement and minimum distribution rules.

In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract.

TAXATION OF WITHDRAWALS FROM A QUALIFIED CONTRACT. If you make a partial withdrawal under a Qualified Contract other than a Roth IRA, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions, after tax contributions to qualified plans) bears to the Contract Value, is excluded from your income. We do not keep track of nondeductible contributions, and all tax reporting of distributions from Qualified Contracts other than Roth IRAs will indicate that the distribution is fully taxable.

"QUALIFIED DISTRIBUTIONS" from Roth IRAs are not included in gross income. "Qualified distributions" are



                                 30 PROSPECTUS
any distributions made more than five taxable years after the taxable year of the first contribution to any Roth IRA and which are:

.. made on or after the date the Contract Owner attains age 591/2,

.. made to a beneficiary after the Contract Owner's death,

.. attributable to the Contract Owner being disabled, or

.. made for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

"NONQUALIFIED DISTRIBUTIONS" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions. All tax reporting of distributions from Roth IRAs will indicate that the taxable amount is not determined.

REQUIRED MINIMUM DISTRIBUTIONS. Generally, qualified plans require minimum distributions upon reaching age 701/2. Failure to withdraw the required minimum distribution will result in a 50% tax penalty on the shortfall not withdrawn from the Contract. Not all income plans offered under the Contract satisfy the requirements for minimum distributions. Because these distributions are required under the Code and the method of calculation is complex, please see a competent tax advisor.

THE DEATH BENEFIT AND QUALIFIED CONTRACTS. Pursuant to the Code and IRS regulations, an IRA (e.g., traditional IRA, Roth IRA, SEP IRA and SIMPLE IRA) may not invest in life insurance contracts. However, an IRA may provide a death benefit that equals the greater of the purchase payments or the Contract Value. The Contract offers a death benefit that in certain circumstances may exceed the greater of the purchase payments or the Contract Value. It is possible that the Death Benefit could be viewed as violating the prohibition on investment in life insurance contracts, with the result that the Contract would not satisfy the requirements of an IRA. We believe that these regulations do not prohibit all forms of optional death benefits.

It is also possible that the certain death benefits that offer enhanced earnings could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in current taxable income to a Contract Owner. In addition, there are limitations on the amount of incidental death benefits that may be provided under qualified plans, such as in connection with a 403(b) plan.

ALLSTATE NEW YORK reserves the right to limit the availability of the Contract for use with any of the qualified plans listed above.

PENALTY TAX ON PREMATURE DISTRIBUTIONS FROM QUALIFIED CONTRACTS. A 10% penalty tax applies to the taxable amount of any premature distribution from a Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 591/2. However, no penalty tax is incurred on distributions:

1. made on or after the date the Contract Owner attains age 591/2,

2. made as a result of the Contract Owner's death or total disability,

3. made in substantially equal periodic payments over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

4. made pursuant to an IRS levy,

5. made for certain medical expenses,

6. made to pay for health insurance premiums while unemployed (only applies for IRAs),

7. made for qualified higher education expenses (only applies for IRAs), and

8. made for a first time home purchase (up to a $10,000 lifetime limit and only applies for IRAs).

During the first 2 years of the individual's participation in a SIMPLE IRA, distributions that are otherwise subject to the premature distribution penalty, will be subject to a 25% penalty tax.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.

SUBSTANTIALLY EQUAL PERIODIC PAYMENTS ON QUALIFIED CONTRACTS. With respect to Qualified Contracts using substantially equal periodic payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the taxpayer's attaining age 591/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. You should consult a competent tax advisor prior to taking a withdrawal.

INCOME TAX WITHHOLDING ON QUALIFIED CONTRACTS. Generally, ALLSTATE NEW YORK is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions that are not considered "ELIGIBLE ROLLOVER DISTRIBUTIONS." The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% from the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory. ALLSTATE NEW YORK is required to withhold federal income tax at a rate of 20% on all "ELIGIBLE ROLLOVER DISTRIBUTIONS" unless you elect to make a "DIRECT ROLLOVER" of such amounts to an IRA or eligible retirement plan. Eligible



                                 31 PROSPECTUS
rollover distributions generally include all distributions from Qualified Contracts, excluding IRAs, with the exception of:

1. required minimum distributions, or

2. a series of substantially equal periodic payments made over a period of at least 10 years, or,

3. a series of substantially equal periodic payments made over the life (joint lives) of the participant (and beneficiary), or,

4. hardship distributions.

For all annuitized distributions that are not subject to the 20% withholding requirement, ALLSTATE NEW YORK is required to withhold federal income tax using the wage withholding rates from all annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified plans may be "ROLLED OVER" on a tax-deferred basis into an Individual Retirement Annuity.

ROTH INDIVIDUAL RETIREMENT ANNUITIES. Section 408A of the Code permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity. Roth Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence.

Subject to certain limitations, a traditional Individual Retirement Account or Annuity may be converted or "ROLLED OVER" to a Roth Individual Retirement Annuity. The income portion of a conversion or rollover distribution is taxable currently, but is exempted from the 10% penalty tax on premature distributions.

SIMPLIFIED EMPLOYEE PENSION PLANS. Section 408(k) of the Code allows eligible employers to establish simplified employee pension plans for their employees using individual retirement annuities. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to the individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent tax advice.

SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE PLANS). Sections 408(p) and 401(k) of the Code allow eligible employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees. SIMPLE plans may be structured as a SIMPLE retirement account using an IRA or as a Section 401(k) qualified cash or deferred arrangement. In general, a SIMPLE plan consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to use the Contract in conjunction with SIMPLE plans should seek competent tax and legal advice.

TO DETERMINE IF YOU ARE ELIGIBLE TO CONTRIBUTE TO ANY OF THE ABOVE LISTED IRAS (TRADITIONAL, ROTH, SEP, OR SIMPLE), PLEASE REFER TO IRS PUBLICATION 590 AND YOUR COMPETENT TAX ADVISOR.

TAX SHELTERED ANNUITIES. Section 403(b) of the Tax Code provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee:

.. attains age 591/2,

.. separates from service,

.. dies,

.. becomes disabled, or

.. incurs a hardship (earnings on salary reduction contributions may not be distributed on account of hardship).

These limitations do not apply to withdrawals where ALLSTATE NEW YORK is directed to transfer some or all of the Contract Value to another 403(b) plan.

CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax favored retirement plans for employees. Self-employed individuals may establish tax favored retirement plans for themselves and their employees. Such retirement plans (commonly referred to as "H.R.10" or "KEOGH") may permit the purchase of annuity contracts.

STATE AND LOCAL GOVERNMENT AND TAX-EXEMPT ORGANIZATION DEFERRED COMPENSATION PLANS. Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. In eligible governmental plans, all assets and income must be held in a trust/ custodial account/annuity contract for the exclusive benefit of the participants and their beneficiaries. To the extent the Contracts are used in connection with a non-



                                  32 PROSPECTUS
governmental eligible plan, employees are considered general creditors of the employer and the employer as owner of the Contract has the sole right to the proceeds of the Contract. Under eligible 457 plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan.





                                 33 PROSPECTUS

PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

We may advertise the performance of the Variable Sub-Accounts, including yield and total return information. Yield refers to the income generated by an investment in a Variable Sub-Account over a specified period. Total return represents the change, over a specified period of time, in the value of an investment in a Variable Sub-Account after reinvesting all income distributions.

All performance advertisements will include, as applicable, standardized yield and total return figures that reflect the deduction of insurance charges. Performance advertisements also may include aggregate, average, year-by-year, or other types of total return figures.

Performance information for periods prior to the inception date of the Variable Sub-Accounts will be based on the historical performance of the corresponding Portfolios for the periods beginning with the inception dates of the Portfolios and adjusted to reflect current Contract expenses. You should not interpret these figures to reflect actual historical performance of the Variable Account.

We may include in advertising and sales materials tax deferred compounding charts and other hypothetical illustrations that compare currently taxable and tax deferred investment programs based on selected tax brackets. Our advertisements also may compare the performance of our Variable Sub-Accounts with: (a) certain unmanaged market indices, including but not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, and the Shearson Lehman Bond Index; and/or (b) other management investment companies with investment objectives similar to the underlying funds being compared. In addition, our advertisements may include the performance ranking assigned by various publications, including the Wall Street Journal, Forbes, Fortune, Money, Barron's, Business Week, USA Today, and statistical services, including Lipper Analytical Services Mutual Fund Survey, Lipper Annuity and Closed End Survey, the Variable Annuity Research Data Survey, and SEI.





                                 34 PROSPECTUS

STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS
--------------------------------------------------------------------------------



                                                                          PAGE
--------------------------------------------------------------------------------
DESCRIPTION
--------------------------------------------------------------------------------
  Additions, Deletions or Substitutions of Investments
--------------------------------------------------------------------------------
  The Contract
--------------------------------------------------------------------------------
     Purchase of Contracts
--------------------------------------------------------------------------------
     Tax-free Exchanges (1035 Exchanges, Rollovers and Transfers)
--------------------------------------------------------------------------------
  Performance Information
--------------------------------------------------------------------------------
  Calculation of Accumulation Unit Values
--------------------------------------------------------------------------------

                                                                          PAGE

--------------------------------------------------------------------------------
  Calculation of Variable Income Payments
--------------------------------------------------------------------------------
CALCULATION OF ANNUITY UNIT VALUE
--------------------------------------------------------------------------------
  General Matters
--------------------------------------------------------------------------------
     Incontestability
--------------------------------------------------------------------------------
     Settlements
--------------------------------------------------------------------------------
     Safekeeping of the Variable Account's Assets
--------------------------------------------------------------------------------
  Experts
--------------------------------------------------------------------------------
  Financial Statements
--------------------------------------------------------------------------------


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDITION INWHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANYONE TO PROVIDE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.






                                 35 PROSPECTUS

                            PREFERRED CLIENT VARIABLE ANNUITY

Allstate Life Insurance Company of New York        Statement of Additional Information
Allstate Life of New York                          Dated  June __, 2002
Variable Annuity Account II

Customer Service
300 N. Milwaukee Ave.
Vernon Hills, IL 60061

1-800-256-9392

This Statement of Additional Information supplements the information in the prospectus for the Preferred Client Variable Annuity Contracts that we offer. This Statement of Additional Information is not a prospectus. You should read it with the prospectus, dated June __, 2002 for the Contract. You may obtain a prospectus by calling or writing us at the address or telephone number listed above, or by calling or writing your Morgan Stanley Financial Advisor.

Except as otherwise noted, this Statement of Additional Information uses the same defined terms as the prospectus for the Preferred Client Variable Annuity that we offer.




                                   TABLE OF CONTENTS






Description
-----------
Additions, Deletions or Substitutions of Investments
The Contract
         Purchase of Contracts
         Tax-free Exchanges (1035 Exchanges, Rollovers and
               Transfers)
Performance Information
Calculation of Accumulation Unit Values
Calculation of Variable Income Payments
General Matters
         Incontestability
         Settlements
         Safekeeping of the Variable Account's Assets
Experts
Financial Statements


ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

We may add, delete, or substitute the Portfolio shares held by any Variable Sub-Account to the extent the law permits. We may substitute shares of any Portfolio with those of another Portfolio of the same or different mutual Portfolio if the shares of the Portfolio are no longer available for investment or if we believe investment in any Portfolio would become inappropriate in view of the purposes of the Variable Account.

We will not substitute shares attributable to a Contract owner's interest in a Variable Sub-Account until we have notified the Contract owner of the change, and until the Securities and Exchange Commission has approved the change, to the extent such notification and approval are required by law. Nothing contained in this Statement of Additional Information shall prevent the Variable Account from purchasing other securities for other series or classes of contracts or from effecting a conversion between series or classes of contracts on the basis of requests made by Contract owners.

We also may establish additional Variable Sub-Accounts or series of Variable Sub-Accounts. Each additional Variable Sub-Account would purchase shares in a new Portfolio of the same or different mutual fund. We may establish new Variable Sub-Accounts when we believe marketing needs or investment conditions warrant. We determine the basis on which we will offer any new Variable Sub-Accounts in conjunction with the Contract to existing Contract owners. We may eliminate one or more Variable Sub-Accounts if, in our sole discretion, marketing, tax or investment conditions so warrant.

We may, by appropriate endorsement, change the Contract as we believe necessary or appropriate to reflect any substitution or change in the Portfolios. If we believe the best interests of persons having voting rights under the Contracts would be served, we may operate the Variable Account as a management company under the Investment Company Act of 1940 or we may withdraw its registration under such Act if such registration is no longer required.



THE CONTRACT

The Contract is primarily designed to aid individuals in long-term financial planning. You can use it for retirement planning regardless of whether the retirement plan qualifies for special federal income tax treatment.

PURCHASE OF CONTRACTS

Morgan Stanley DW Inc. is the principal underwriter and distributor of the Contracts. The offering of the Contracts is continuous. We do not anticipate discontinuing the offering of the Contracts but we reserve the right to do so at any time.

For the Variable Account, we paid underwriting commissions to Morgan Stanley DW of $2,775,723.92, $1,893,884.87, and $852,268.11 for the years 1999, 2000 and
2001 respectively.


TAX-FREE EXCHANGES (1035 EXCHANGES, ROLLOVERS AND TRANSFERS)

We accept purchase payments that are the proceeds of a Contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code ("Code"). Except as required by federal law in calculating the basis of the Contract, we do not differentiate between Section 1035 purchase payments and non-Section 1035 purchase payments.

We also accept "rollovers" and transfers from Contracts qualifying as tax-sheltered annuities ("TSAs"), individual retirement annuities or accounts ("IRAs"), or any other Qualified Contract that is eligible to "rollover" into an IRA. We differentiate among non-Qualified Contracts, TSAs, IRAs and other Qualified Contracts to the extent necessary to comply with federal tax laws. For example, we restrict the assignment, transfer, or pledge of TSAs and IRAs so the Contracts will continue to qualify for special tax treatment. A Contract owner contemplating any such exchange, rollover or transfer of a Contract should contact a competent tax adviser with respect to the potential effects of such a transaction.

PERFORMANCE INFORMATION

From time to time we may advertise the "standardized," "non-standardized," and "adjusted historical" total returns of the Variable Sub-Accounts, as described below. Please remember that past performance is not an estimate or guarantee of future performance and does not necessarily represent the actual experience of amounts invested by a particular Contract owner. Also, please note that the performance figures do not reflect any applicable taxes.

STANDARDIZED TOTAL RETURNS

A Variable Sub-Account's standardized total return represents the average annual total return of that Sub-Account over a particular period. We compute standardized total return by finding the annual percentage rate that, when compounded annually, will accumulate a hypothetical $1,000 purchase payment to the redeemable value at the end of the one, five or ten year period, or for a period from the date of commencement of the Variable Sub-Account's operations, if shorter than any of the foregoing. We use the following formula prescribed by the SEC for computing standardized total return:

                                1000 (1+T)n = ERV

where:

         T         =       average annual total return

         ERV       =       ending redeemable value of a hypothetical $1,000
                           payment made at the beginning of 1, 5, or 10 year periods or shorter periods

         n         =       number of years in the period

         $1000     =       hypothetical $1,000 investment



The standardized total returns for the Variable Sub-Accounts available under the Contract for the periods ended December 31, 2001 are set out below.

The Preferred Client Contracts were first offered to the public as of the date of this Statement of Additional Information. Accordingly, performance figures for Variable Sub-Accounts prior to that date reflect the historical performance of the Variable Sub-Accounts, adjusted to reflect the current level of charges that apply to the Variable Sub-Accounts under the Contracts.

Variable Sub-Account Inception Dates:

MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS X):

Variable Sub-Account                                 Date
--------------------                                 ----
Aggressive  Equity                                   May 3, 1999
Capital Growth                                       September 24, 1991
Competitive Edge ("Best Ideas")                      May 18, 1998
Dividend Growth                                      September 24, 1991
Equity                                               September 24, 1991
European Growth                                      September 24, 1991
Global Dividend Growth                               February 23, 1994
High Yield                                           September 24, 1991
Income Builder                                       January 21, 1997
Information                                          November 6, 2000
Limited Duration                                     May 3, 1999
Money Market                                         October 25, 1990
Pacific Growth                                       February 23, 1994
Quality Income Plus                                  September 24, 1991
S&P 500 Index                                        May 18, 1998
Strategist                                           September 24, 1991
Utilities                                            September 24, 1991


THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:

Variable Sub-Account                                 Date
--------------------                                 ----
Emerging Markets Equity                              March 16, 1998
Equity Growth                                        March 16, 1998
International Magnum                                 March 16, 1998
Mid Cap Growth                                       May 1, 2002
Mid-Cap Value                                        January 31, 2000
U.S. Real Estate                                     May 18, 1998

VAN KAMPEN LIFE INVESTMENT TRUST (CLASS I):

Variable Sub-Account                                 Date
--------------------                                 ----
Comstock                                             May 1, 2002
Emerging Growth                                      March 16, 1998

AIM VARIABLE INSURANCE FUNDS (SERIES I):

Variable Sub-Account                                 Date
--------------------                                 ----
Capital Appreciation                                 May 1, 2000
Growth                                               May 1, 2000
Premier Equity                                       May 1, 2000

ALLIANCE VARIABLE PRODUCTS SERIES FUND (CLASS B):

Variable Sub-Account                                 Date
--------------------                                 ----
Growth                                               May 1, 2000
Growth and Income                                    May 1, 2000
Premier Growth                                       May 1, 2000

LSA VARIABLE SERIES TRUST

Variable Sub-Account                                 Date
--------------------                                 ----
LSA Aggressive Growth                                May 1, 2002


PUTNAM VARIABLE TRUST (CLASS IB):

Variable Sub-Account                                 Date
--------------------                                 ----
Growth and Income                                    May 1, 2000
International Growth                                 May 1, 2000
Small Cap Value                                      May 1, 2002
Voyager                                              May 1, 2000


(WITHOUT THE PERFORMANCE DEATH BENEFIT OPTION)

                                                                                   10 Years or Since
Variable Sub-Account                                      1 Year      5 Year       Inception
Morgan Stanley Variable Investment Series
(Class X)
Aggressive Equity                                           -28.96%       N/A           0.29%
Capital Growth                                              -26.83%      7.43%          6.70%
Competitive Edge "Best Ideas"                               -23.87%       N/A           -7.00%
Dividend Growth                                              -5.87%      6.19%          10.18%
Equity                                                      -27.38%      11.97%         11.99%
European Growth                                             -18.33%      7.00%          13.41%
Global Dividend Growth                                       -6.91%      4.99%          7.76%
High Yield                                                  -34.21%     -14.80%         -2.20%
Income Builder                                               1.59%        N/A           6.08%
Information                                                 -43.28%       N/A          -42.64%
Limited Duration                                             5.98%        N/A           4.55%
Money Market                                                 3.21%       4.31%          3.87%
Pacific Growth                                              -27.93%     -15.44%        -10.07%
Quality Income Plus                                          8.80%       6.31%          6.58%
S&P 500 Index                                               -12.85%       N/A           1.25%
Strategist                                                  -10.81%      8.28%          8.33%
Utilities                                                   -26.27%      5.55%          7.69%
The Universal Institutional Funds, Inc.
Morgan Stanley UIF Emerging Markets Equity                   -7.14%       N/A           -6.54%
Morgan Stanley UIF Equity Growth                            -15.71%       N/A           1.01%
Morgan Stanley UIF International Magnum                     -19.86%       N/A           -4.20%
Morgan Stanley UIF Mid Cap Growth                             N/A         N/A            N/A
Morgan Stanley UIF Mid Cap Value                             -3.83%       N/A           -0.64%
Morgan Stanley UIF U.S. Real Estate                          9.07%        N/A           5.58%
Van Kampen Life Investment Trust (Class I)
Van Kampen LIT Comstock                                       N/A         N/A            N/A
Van Kampen LIT Emerging Growth                              -31.97%       N/A           10.98%
AIM Variable Insurance Funds (Series I)
AIM V.I. Capital Appreciation                               -23.82%       N/A          -23.69%
AIM V.I. Growth                                             -34.35%       N/A          -35.26%
AIM V.I. Premier Equity                                     -13.18%       N/A          -19.41%
Alliance Variable Products Series Fund (Class B)
Alliance Growth                                             -24.18%       N/A          -24.90%
Alliance Growth and Income                                   -0.55%       N/A           4.43%
Alliance Premier Growth                                     -17.98%       N/A          -22.93%
LSA Variable Series Trust
LSA Aggressive Growth                                         N/A         N/A            N/A
Putnam Variable Trust (Class IB)
Putnam VT Growth and Income                                  -7.05%       N/A           0.49%
Putnam VT International Growth                              -21.17%       N/A          -17.93%
Putnam VT Small Cap Value                                     N/A         N/A            N/A
Putnam VT Voyager                                           -22.95%       N/A          -24.28%


(WITH THE PERFORMANCE DEATH BENEFIT OPTION)

                                                                                     10 Years or Since
Variable Sub-Account                                         1 Year      5 Year      Inception
Morgan Stanley Variable Investment Series
(Class X)
Aggressive Equity                                             -29.06%       N/A          0.16%
Capital Growth                                                -26.92%      7.29%         6.56%
Competitive Edge "Best Ideas"                                 -23.97%       N/A         -7.12%
Dividend Growth                                               -5.99%       6.06%        10.04%
Equity                                                        -27.48%     11.82%        11.84%
European Growth                                               -18.44%      6.87%        13.26%
Global Dividend Growth                                        -7.03%       4.86%         7.62%
High Yield                                                    -34.30%     -14.91%       -2.33%
Income Builder                                                 1.45%        N/A          5.94%
Information                                                   -43.35%       N/A         -42.71%
Limited Duration                                               5.84%        N/A          4.42%
Money Market                                                   3.07%       4.17%         3.73%
Pacific Growth                                                -28.03%     -15.55%       -10.19%
Quality Income Plus                                            8.66%       6.17%         6.44%
S&P 500 Index                                                 -12.96%       N/A          1.12%
Strategist                                                    -10.93%      8.14%         8.19%
Utilities                                                     -26.36%      5.42%         7.55%
The Universal Institutional Funds, Inc.
Morgan Stanley UIF Emerging Markets Equity                    -7.27%        N/A         -6.66%
Morgan Stanley UIF Equity Growth                              -15.82%       N/A          0.88%
Morgan Stanley UIF International Magnum                       -19.96%       N/A         -4.33%
Morgan Stanley UIF Mid Cap Growth                               N/A         N/A           N/A
Morgan Stanley UIF Mid Cap Value                              -3.95%        N/A         -0.77%
Morgan Stanley UIF U.S. Real Estate                            8.93%        N/A          5.44%
Van Kampen Life Investment Trust (Class I)
Van Kampen LIT Comstock                                         N/A         N/A           N/A
Van Kampen LIT Emerging Growth                                -32.06%       N/A         10.84%
AIM Variable Insurance Funds (Series I)
AIM V.I. Capital Appreciation                                 -23.92%       N/A         -23.79%
AIM V.I. Growth                                               -34.43%       N/A         -35.34%
AIM V.I. Premier Equity                                       -13.29%       N/A         -19.51%
Alliance Variable Products Series Fund (Class B)
Alliance Growth                                               -24.28%       N/A         -25.00%
Alliance Growth and Income                                    -0.68%        N/A          4.30%
Alliance Premier Growth                                       -18.08%       N/A         -23.03%
LSA Variable Series Trust
LSA Aggressive Growth                                           N/A         N/A           N/A
Putnam Variable Trust (Class IB)
Putnam VT Growth and Income                                   -7.17%        N/A          0.36%
Putnam VT International Growth                                -21.27%       N/A         -18.04%
Putnam VT Small Cap Value                                       N/A         N/A           N/A
Putnam VT Voyager                                             -23.05%       N/A         -24.38%


NON-STANDARDIZED TOTAL RETURNS

From time to time, we may advertise the total return over different periods of time by means of aggregate, average, year-by-year or other types of total return figures. The formula for computing such total return quotations involves a per unit change calculation. This calculation is based on the Accumulation Unit Value at the end of the defined period divided by the Accumulation Unit Value at the beginning of such period, minus 1. The periods included in such advertisements are "year-to-date" (prior calendar year end to the day of the advertisement); "year to most recent quarter" (prior calendar year end to the end of the most recent quarter); "the prior calendar year"; " 'n' most recent Calendar Years"; and "Inception (commencement of the Variable Sub-Account's operation) to date" (day of the advertisement).

ADJUSTED HISTORICAL TOTAL RETURNS

We may advertise the total return for periods prior to the date that the Variable Sub-Accounts commenced operations. We will calculate such "adjusted historical total returns" using the historical performance of the underlying Portfolios and adjusting such performance to reflect the current level of charges that apply to the Variable Sub-Accounts under the Contract.

The adjusted historical total returns for the Variable Sub-Accounts for the periods ended December 31, 2001 are set out below.

The following list provides the inception date for the Portfolio corresponding to each of the Variable Sub-Accounts included in the tables.

                                                     Inception Date of
Variable Sub-Account                                 Corresponding Portfolio
--------------------                                 -----------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS X):

Variable Sub-Account                                 Date
--------------------                                 ----
Aggressive  Equity                                   May 3, 1999
Capital Growth                                       March 1, 1991
Competitive Edge ("Best Ideas")                      May 18, 1998
Dividend Growth                                      March 1, 1990
Equity                                               March 8, 1984
European Growth                                      March 1, 1991
Global Dividend Growth                               February 22, 1994
High Yield                                           March 8, 1984
Income Builder                                       January 21, 1997
Information                                          November 6, 2000
Limited Duration                                     May 3, 1999
Money Market                                         March 8, 1984
Pacific Growth                                       February 22, 1994
Quality Income Plus                                  March 2, 1987
S&P 500 Index                                        May 18, 1998
Strategist                                           March 2, 1987
Utilities                                            March 1, 1990

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:

Variable Sub-Account                                 Date
--------------------                                 ----
Equity Growth                                        January 2, 1997
Emerging Markets Equity                              October 1, 1996
International Magnum                                 January 2, 1997
Mid Cap Growth                                       October 18, 1999
Mid-Cap Value                                        January 2, 1997
U.S. Real Estate                                     March 4, 1997

VAN KAMPEN LIFE INVESTMENT TRUST:

Variable Sub-Account                                 Date
--------------------                                 ----
Comstock                                             April 30, 1999
Emerging Growth                                      July 3, 1995

AIM VARIABLE INSURANCE FUNDS:

Variable Sub-Account                                 Date
--------------------                                 ----
Capital Appreciation                                 May 5, 1993
Growth                                               May 5, 1993
Premier Equity                                       May 5, 1993

ALLIANCE VARIABLE PRODUCTS SERIES FUND:

Variable Sub-Account                                 Date
--------------------                                 ----
Growth*                                              September 15, 1994
Growth and Income*                                   January 14, 1991
Premier Growth*                                      June 26, 1992

LSA VARIABLE SERIES TRUST:

Variable Sub-Account                                 Date
-------------------                                  ----
LSA Aggressive Growth                                August 14, 2001

PUTNAM VARIABLE TRUST:

Variable Sub-Account                                 Date
--------------------                                 ----
Growth and Income**                                  February 1, 1988
International Growth**                               January 2, 1997
Small Cap Value                                      April 30, 1999
Voyager**                                            February 1, 1988



* The Portfolios' Class B shares ("12b-1 class") corresponding to the Alliance Growth, Alliance Growth and Income, and Alliance Premier Growth Variable Sub-Accounts were first offered on June 1, 1999. For periods prior to these dates, the performance shown is based on the historical performance of the Portfolios' Class A shares ("non-12b-1 class"). The inception dates for the Portfolios are as shown above.

** The Portfolios' Class IB shares ("12b-1 class") corresponding to the Putnam VT Growth and Income, International Growth, and Voyager Variable Sub-Accounts were first offered on April 6, 1998, April 30, 1998, and April 30, 1998, respectively. For periods prior to these dates, the performance shown is based on the historical performance of the Portfolios' Class IA shares ("non-12b-1 class"), adjusted to reflect the current expenses of the Portfolios' 12b-1 class. The inception dates for the Portfolios are as shown above.


(WITHOUT THE PERFORMANCE DEATH BENEFIT OPTION)

                                                                                      10 Years or Since
 Variable Sub-Account                                            1 Year      5 Year      Inception+
 Morgan Stanley Variable Investment Series (Class X)
 Aggressive Equity                                               -28.96%       N/A           0.29%
 Capital Growth                                                  -26.83%      7.43%          6.70%
 Competitive Edge "Best Ideas"                                   -23.87%       N/A          -7.00%
 Dividend Growth                                                  -5.87%      6.19%         10.18%
 Equity                                                          -27.38%      11.97%        11.99%
 European Growth                                                 -18.33%      7.00%         13.41%
 Global Dividend Growth                                           -6.91%      4.99%          7.76%
 High Yield                                                      -34.21%     -14.80%        -2.20%
 Income Builder                                                   1.59%        N/A           6.08%
 Information                                                     -43.28%       N/A          -42.64%
 Limited Duration                                                 5.98%        N/A           4.55%
 Money Market                                                     3.21%       4.31%          3.87%
 Pacific Growth                                                  -27.93%     -15.44%        -10.07%
 Quality Income Plus                                              8.80%       6.31%          6.58%
 S&P 500 Index                                                   -12.85%       N/A           1.25%
 Strategist                                                      -10.81%      8.28%          8.33%
 Utilities                                                       -26.27%      5.55%          7.69%
 The Universal Institutional Funds, Inc.
 Morgan Stanley UIF Emerging Markets Equity                       -7.14%      -4.06%        -4.31%
 Morgan Stanley UIF Equity Growth                                -15.71%       N/A           9.88%
 Morgan Stanley UIF International Magnum                         -19.86%       N/A          -0.09%
 Morgan Stanley UIF Mid Cap Growth                               -29.81%       N/A          -5.02%
 Morgan Stanley UIF Mid Cap Value                                 -3.83%       N/A          15.22%
 Morgan Stanley UIF U.S. Real Estate                              9.07%        N/A           7.04%
 Van Kampen Life Investment Trust (Class I)
 Van Kampen LIT Comstock                                          -3.14%       N/A           6.17%
 Van Kampen LIT Emerging Growth                                  -31.97%      15.01%        16.64%
 AIM Variable Insurance Funds (Series I)
 AIM V.I. Capital Appreciation                                   -23.82%      5.26%         10.96%
 AIM V.I. Growth                                                 -34.35%      3.15%          8.05%
 AIM V.I. Premier Equity                                         -13.18%      8.92%         12.61%
 Alliance Variable Products Series Fund (Class B)
 Alliance Growth*                                                -24.18%      6.26%         12.91%
 Alliance Growth and Income*                                      -0.55%      13.59%        13.82%
 Alliance Premier Growth*                                        -17.98%      11.54%        14.59%
 LSA Variable Series Trust
 LSA Aggressive Growth**                                           N/A         N/A          -6.55%
 Putnam Variable Trust (Class IB)
 Putnam VT Growth and Income*                                     -7.05%      7.18%         11.02%
 Putnam VT International Growth*                                 -21.17%       N/A           8.80%
 Putnam VT Small Cap Value                                        17.31%       N/A          16.35%
 Putnam VT Voyager*                                              -22.95%      9.16%         12.07%

+ Please refer to the table at the beginning of this section for the inception dates of the Portfolios.

*The performance shown for the Portfolios' 12b-1 class is based on the performance of the non-12b-1 class, as described in the table at the beginning of this section.

**Not annualized.


(WITH PERFORMANCE DEATH BENEFIT OPTION)

                                                                                      10 Yeas or Since
Variable Sub-Account                                            1 Year      5 Year      Inception+
Morgan Stanley Variable Investment Series (Class X)
Aggressive Equity                                                -29.06%       N/A           0.16%
Capital Growth                                                   -26.92%      7.29%          6.56%
Competitive Edge "Best Ideas"                                    -23.97%       N/A          -7.12%
Dividend Growth                                                   -5.99%      6.06%         10.04%
Equity                                                           -27.48%      11.82%        11.84%
European Growth                                                  -18.44%      6.87%         13.26%
Global Dividend Growth                                            -7.03%      4.86%          7.62%
High Yield                                                       -34.30%     -14.91%        -2.33%
Income Builder                                                    1.45%        N/A           5.94%
Information                                                      -43.35%       N/A          -42.71%
Limited Duration                                                  5.84%        N/A           4.42%
Money Market                                                      3.07%       4.17%          3.73%
Pacific Growth                                                   -28.03%     -15.55%        -10.19%
Quality Income Plus                                               8.66%       6.17%          6.44%
S&P 500 Index                                                    -12.96%       N/A           1.12%
Strategist                                                       -10.93%      8.14%          8.19%
Utilities                                                        -26.36%      5.42%          7.55%
The Universal Institutional Funds, Inc.
Morgan Stanley UIF Emerging Markets Equity                        -7.27%      -4.19%        -4.43%
Morgan Stanley UIF Equity Growth                                 -15.82%       N/A           9.74%
Morgan Stanley UIF International Magnum                          -19.96%       N/A          -0.22%
Morgan Stanley UIF Mid Cap Growth                                -29.90%       N/A          -5.14%
Morgan Stanley UIF Mid Cap Value                                  -3.95%       N/A          15.07%
Morgan Stanley UIF U.S. Real Estate                               8.93%        N/A           6.90%
Van Kampen Life Investment Trust (Class I)
Van Kampen LIT Comstock                                           -3.27%       N/A           6.04%
Van Kampen LIT Emerging Growth                                   -32.06%      14.86%        16.49%
AIM Variable Insurance Funds (Series I)
AIM V.I. Capital Appreciation                                    -23.92%      5.13%         10.81%
AIM V.I. Growth                                                  -34.43%      3.02%          7.91%
AIM V.I. Premier Equity                                          -13.29%      8.78%         12.46%
Alliance Variable Products Series Fund (Class B)
Alliance Growth*                                                 -24.28%      6.12%         12.76%
Alliance Growth and Income*                                       -0.68%      13.44%        13.67%
Alliance Premier Growth*                                         -18.08%      11.40%        14.44%
LSA Variable Series Trust
LSA Aggressive Growth**                                            N/A         N/A          -6.60%
Putnam Variable Trust (Class IB)
Putnam VT Growth and Income*                                      -7.17%      7.04%         10.87%
Putnam VT International Growth*                                  -21.27%       N/A           8.66%
Putnam VT Small Cap Value                                         17.15%       N/A          16.19%
Putnam VT Voyager*                                               -23.05%      9.02%         11.92%


+ Please refer to the table at the beginning of this section for the inception dates of the Portfolios.

* The performance shown for the Portfolios' 12b-1 class is based on the performance of the non-12b-1 class, as described in the table at the beginning of this section.

**Not annualized.


CALCULATION OF ACCUMULATION UNIT VALUES

The value of Accumulation Units will change each Valuation Period according to the investment performance of the Portfolio shares purchased by each Variable Sub-Account and the deduction of certain expenses and charges. A "Valuation Period" is the period from the end of one Valuation Date and continues to the end of the next Valuation Date. A Valuation Date ends at the close of regular trading on the New York Stock Exchange (currently 4:00 p.m. Eastern Time).

The Accumulation Unit Value of a Variable Sub-Account for any Valuation Period equals the Accumulation Unit Value as of the immediately preceding Valuation Period, multiplied by the Net Investment Factor (described below) for that Variable Sub-Account for the current Valuation Period.

NET INVESTMENT FACTOR

The Net Investment Factor for a Valuation Period is a number representing the change, since the last Valuation Period, in the value of Variable Sub-Account assets per Accumulation Unit due to investment income, realized or unrealized capital gain or loss, deductions for taxes, if any, and deductions for the mortality and expense risk charge and administrative expense charge. We determine the Net Investment Factor for each Variable Sub-Account for any Valuation Period by dividing (A) by (B) and subtracting (C) from the result, where:

       (A) is the sum of:

          (1) the net asset value per share of the Portfolio underlying the Variable Sub-Account determined at the end of the current Valuation Period; plus,

          (2) the per share amount of any dividend or capital gain distributions made by the Portfolio underlying the Variable Sub-Account during the current Valuation Period;

       (B) is the net asset value per share of the Portfolio underlying the Variable Sub-Account determined as of the end of the immediately preceding Valuation Period; and

       (C) is the annualized mortality and expense risk and administrative expense charges divided by the number of days in the current calendar year and then multiplied by the number of calendar days in the current Valuation Period.

CALCULATION OF VARIABLE INCOME PAYMENTS

We calculate the amount of the first variable income payment under an Income Plan by applying the Contract Value allocated to each Variable Sub-Account less any applicable premium tax charge deducted at the time, to the income payment tables in the Contract. We divide the amount of the first variable annuity income payment by the Variable Sub-Account's then current Annuity Unit value to determine the number of annuity units ("Annuity Units") upon which later income payments will be based. To determine income payments after the first, we simply multiply the number of Annuity Units determined in this manner for each Variable Sub-Account by the then current Annuity Unit value ("Annuity Unit Value") for that Variable Sub-Account.

CALCULATION OF ANNUITY UNIT VALUES

Annuity Units in each Variable Sub-Account are valued separately and Annuity Unit Values will depend upon the investment experience of the particular Portfolio in which the Variable Sub-Account invests. We calculate the Annuity Unit Value for each Variable Sub-Account at the end of any Valuation Period by:

o multiplying the Annuity Unit Value at the end of the immediately preceding Valuation Period by the Variable Sub-Account's Net Investment Factor (described in the preceding section) for the Period; and then

o dividing the product by the sum of 1.0 plus the assumed investment rate for the Valuation Period.

The assumed investment rate adjusts for the interest rate assumed in the income payment tables used to determine the dollar amount of the first variable income payment, and is at an effective annual rate which is disclosed in the Contract.

We determine the amount of the first variable income payment paid under an Income Plan using the income payment tables set out in the Contracts. The Contracts include tables that differentiate on the basis of sex, except in states that require the use of unisex tables.

GENERAL MATTERS

INCONTESTABILITY

We will not contest the Contract after we issue it.

SETTLEMENTS

The Contract must be returned to us prior to any settlement. We must receive due proof of the Contract owner(s) death (or Annuitant's death if there is a non-natural Contract owner) before we will settle a death claim.

SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS

We hold title to the assets of the Variable Account. We keep the assets physically segregated and separate and apart from our general corporate assets. We maintain records of all purchases and redemptions of the Portfolio shares held by each of the Variable Sub-Accounts.

The Portfolios do not issue stock certificates. Therefore, we hold the Variable Account's assets in open account in lieu of stock certificates. See the Portfolios' prospectuses for a more complete description of the custodian of the Portfolios.


EXPERTS

The financial statements of Allstate New York as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 and the related financial statement schedules that appear in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Variable Account as of December 31, 2001 and for each of the periods in the two years then ended that appear in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is Two Prudential Plaza, 180 N. Stetson Avenue, Chicago, Illinois 60601.

FINANCIAL STATEMENTS

The financial statements of the Variable Account as of December 31, 2001 and for each of the periods in the two years then ended, the financial statements of Allstate New York as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 and related financial statement schedules and the accompanying Independent Auditors' Reports appear in the pages that follow. The financial statements and related financial statement schedules of Allstate New York included herein should be considered only as bearing upon the ability of Allstate New York to meet its obligations under the Contracts.

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDER OF ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK:

We have audited the accompanying Statements of Financial Position of Allstate Life Insurance Company of New York (the "Company", an affiliate of The Allstate Corporation) as of December 31, 2001 and 2000, and the related Statements of Operations and Comprehensive Income, Shareholder's Equity and Cash Flows for each of the three years in the period ended December 31, 2001. Our audits also included Schedule IV - Reinsurance and Schedule V - Valuation and Qualifying Accounts. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Schedule IV - Reinsurance, and Schedule V - Valuation and Qualifying Accounts, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 20, 2002

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                             -----------------------
(IN THOUSANDS)                                                                     2001              2000               1999
                                                                                   ----              ----               ----
REVENUES
Premiums (net of reinsurance ceded of $5,494, $5,491, $4,253)                    $ 104,068         $ 104,316         $  63,748
Contract charges                                                                    41,241            41,885            38,626
Net investment income                                                              204,467           176,539           148,331
Realized capital gains and losses                                                    2,158            (5,181)           (2,096)
                                                                                   -------           -------           -------
                                                                                   351,934           317,559           248,609
                                                                                   -------           -------           -------

COSTS AND EXPENSES
Contract benefits (net of reinsurance recoverable of $2,269, $715, $1,166)         259,405           233,299           178,267
Amortization of deferred policy acquisition costs                                    7,187            13,744             8,985
Operating costs and expenses                                                        31,266            23,985            20,151
                                                                                   -------           -------           -------
                                                                                   297,858           271,028           207,403
                                                                                   -------           -------           -------


INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE                                                   54,076            46,531            41,206
Income tax expense                                                                 18,517            15,616            14,640
                                                                                   ------            ------            ------


INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                  35,559            30,915            26,566
Cumulative effect of change in accounting for derivative financial                 ------            ------            ------
  instruments, after-tax                                                             (147)                -                 -
                                                                                   ------            ------            ------


NET INCOME                                                                         35,412            30,915            26,566
                                                                                   ------            ------            ------


OTHER COMPREHENSIVE INCOME (LOSS), AFTER TAX
Change in unrealized net capital gains and losses                                     753            88,008           (52,672)
                                                                                 --------         ---------         ---------
COMPREHENSIVE INCOME (LOSS)                                                      $ 36,165         $ 118,923         $ (26,106)
                                                                                 ========         =========         =========

                       See notes to financial statements.

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                        STATEMENTS OF FINANCIAL POSITION

                                                                                           DECEMBER 31,
(IN THOUSANDS, EXCEPT PAR VALUE DATA)                                                   2001           2000
                                                                                        ----           ----
ASSETS
Investments
  Fixed income securities, at fair value (amortized cost $2,678,265 and $2,260,087) $  2,894,461   $  2,476,132
  Mortgage loans                                                                         242,727        207,857
  Short-term                                                                              57,507         58,224
  Policy loans                                                                            33,160         31,772
                                                                                    ------------   ------------
    TOTAL INVESTMENTS                                                                  3,227,855      2,773,985

Cash                                                                                       7,375          2,162
Deferred policy acquisition costs                                                        156,615        124,601
Accrued investment income                                                                 33,601         32,422
Reinsurance recoverables, net                                                              1,146          1,269
Other assets                                                                              13,800          7,980
Separate Accounts                                                                        602,657        560,089
                                                                                    ------------   ------------
    TOTAL ASSETS                                                                    $  4,043,049   $  3,502,508
                                                                                    ============   ============
LIABILITIES
Reserve for life-contingent contract benefits                                       $  1,317,816   $  1,226,349
Contractholder funds                                                                   1,428,113      1,107,495
Current income taxes payable                                                               6,049         11,723
Deferred income taxes                                                                     64,612         53,181
Other liabilities and accrued expenses                                                   164,399        117,304
Payable to affiliates, net                                                                   427          3,556
Separate Accounts                                                                        602,657        560,089
                                                                                    ------------   ------------
    TOTAL LIABILITIES                                                                  3,584,073      3,079,697
                                                                                    ------------   ------------
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 9)

SHAREHOLDER'S EQUITY
Common stock, $25 par value, 100,000 shares authorized and outstanding                     2,500          2,500
Additional capital paid-in                                                                45,787         45,787
Retained income                                                                          291,694        256,282
Accumulated other comprehensive income:
  Unrealized net capital gains and losses                                                118,995        118,242
                                                                                    ------------   ------------
    Total accumulated other comprehensive income                                         118,995        118,242
                                                                                    ------------   ------------
    TOTAL SHAREHOLDER'S EQUITY                                                           458,976        422,811
                                                                                    ------------   ------------
    TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                                      $  4,043,049   $  3,502,508
                                                                                    ============   ============

                       See notes to financial statements.

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                       STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                   DECEMBER 31,
                                                                   ------------
(IN THOUSANDS)                                           2001          2000          1999
                                                         ----          ----          ----
COMMON STOCK
Balance, beginning of year                          $      2,500   $      2,500   $      2,000
Issuance of stock                                           --             --              500
                                                    ------------   ------------   ------------
Balance, end of year                                       2,500          2,500          2,500
                                                    ------------   ------------   ------------

ADDITIONAL CAPITAL PAID IN                                45,787         45,787         45,787
                                                    ------------   ------------   ------------

RETAINED INCOME
Balance, beginning of year                               256,282        225,367        198,801
Net income                                                35,412         30,915         26,566
                                                    ------------   ------------   ------------
Balance, end of year                                     291,694        256,282        225,367
                                                    ------------   ------------   ------------

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of year                               118,242         30,234         82,906
Change in unrealized net capital gains and losses            753         88,008        (52,672)
                                                    ------------   ------------   ------------
Balance, end of year                                     118,995        118,242         30,234
                                                    ------------   ------------   ------------

TOTAL SHAREHOLDER'S EQUITY                          $    458,976   $    422,811   $    303,888
                                                    ============   ============   ============

                       See notes to financial statements.

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                            STATEMENTS OF CASH FLOWS

                                                                                                YEAR ENDED DECEMBER 31,
                                                                                                -----------------------
(IN THOUSANDS)                                                                           2001            2000            1999
                                                                                         ----            ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                         $     35,412    $     30,915    $     26,566
Adjustments to reconcile net income to net cash provided by operating activities
             Amortization and other non-cash items                                      (50,375)        (45,051)        (37,619)
             Realized capital gains and losses                                           (2,158)          5,181           2,096
             Cumulative effect of change in accounting for derivative financial
               instruments                                                                  147              -                -
             Interest credited to contractholder funds                                   65,117          52,499          36,736
             Changes in:
                  Life-contingent contract benefits and contractholder funds             76,756          75,031          38,527
                  Deferred policy acquisition costs                                     (44,007)        (25,303)        (17,262)
                  Income taxes payable                                                    5,429           4,305           2,094
                  Other operating assets and liabilities                                (14,095)        (11,916)         13,049
                                                                                   ------------    ------------    ------------
                     Net cash provided by operating activities                           72,226          85,661          64,187
                                                                                   ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of fixed income securities                                          232,233         164,125         161,443
Investment collections
             Fixed income securities                                                     94,121          42,449          21,822
             Mortgage loans                                                              15,460          15,681           7,479
Investments purchases
             Fixed income securities                                                   (650,801)       (516,908)       (383,961)
             Mortgage loans                                                             (50,200)        (55,914)        (31,888)
Change in short-term investments, net                                                    10,361          16,139          29,493
Change in policy loans, net                                                              (1,388)           (663)         (1,489)
                                                                                   ------------    ------------    ------------
                      Net cash used in investing activities                            (350,214)       (335,091)       (197,101)
                                                                                   ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock                                                        -               -             500
Contractholder fund deposits                                                            474,849         408,711         197,439
Contractholder fund withdrawals                                                        (191,648)       (158,254)        (67,007)
                                                                                   ------------    ------------    ------------
                      Net cash provided by financing activities                         283,201         250,457         130,932
                                                                                   ------------    ------------    ------------

NET INCREASE (DECREASE ) IN CASH                                                          5,213           1,027          (1,982)
CASH AT BEGINNING OF YEAR                                                                 2,162           1,135           3,117
                                                                                   ------------    ------------    ------------
CASH AT END OF YEAR                                                                $      7,375    $      2,162    $      1,135
                                                                                   ============    ============    ============

                       See notes to financial statements.

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                          NOTES TO FINANCIAL STATEMENTS

1. GENERAL

BASIS OF PRESENTATION
     The accompanying financial statements include the accounts of Allstate Life Insurance Company of New York (the "Company"), a wholly owned subsidiary of Allstate Life Insurance Company ("ALIC"), which is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

     To conform with the 2001 presentation, certain amounts in the prior years' financial statements and notes have been reclassified.

NATURE OF OPERATIONS
     The Company markets a diversified group of products to meet consumers' lifetime needs in the raeas of protection and retirement solutions in the state of New York through a combination of Allstate agencies, financial services firms, direct marketing and specialized brokers. The Company's life products include term life; whole life and universal life; annuities such as fixed annuities, market value adjusted annuities, variable annuities and immediate annuities; and other protection products such as accidental death and hospital indemnity.

     In 2001, annuity premiums and deposits represented 87.8% of the Company's total statutory premiums and deposits. Statutory premiums and deposits is a measure used by management to analyze sales trends. Statutory premiums and deposits includes premiums and annuity considerations determined in conformity with statutory accounting practices prescribed or permitted by the insurance regulatory authorities of the state of New York, and all other funds received from customers on deposit-type products which are treated as liabilities. The statutory accounting practices differ in certain, material aspects from GAAP.

     The Company monitors economic and regulatory developments that have the potential to impact its business. Federal legislation has allowed banks and other financial organizations to have greater participation in the securities and insurance businesses. This legislation may present an increased level of competition for sales of the Company's products. Furthermore, under current U.S. tax law and regulations, deferred and immediate annuities and life insurance, including interest-sensitive products, receive favorable policyholder tax treatment. Any legislative or regulatory changes that adversely alter this treatment are likely to negatively affect the demand for these products. In addition, recent changes in the federal estate tax laws will affect the demand for the types of life insurance used in estate planning.

     Additionally, traditional demutualizations of mutual insurance companies and enacted and pending state legislation to permit mutual insurance companies to convert to a hybrid structure known as a mutual holding company could have a number of significant effects on the Company by: 1) increasing industry competition through consolidation caused by mergers and acquisitions related to the new corporate form of business; and 2) increasing competition in capital markets.

     Although the Company currently benefits from agreements with financial service entities that market and distribute its products, change in control of these non-affiliated entities with which the Company has alliances could negatively impact the Company's sales.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS
     Fixed income securities include bonds and mortgage-backed and asset-backed securities. All fixed income securities are carried at fair value and may be sold prior to their contractual maturity ("available for sale"). The fair value of exchange traded fixed income securities is based upon quoted market prices or dealer quotes. The fair value of non-exchange traded fixed income securities is based on either independent third party sources or widely accepted pricing valuation models which utilize internally developed ratings and independent third party data as inputs. The difference between amortized cost and fair value, net of deferred income taxes, certain life and annuity deferred policy acquisition costs, and certain reserves for life-contingent contract benefits, is reflected as a component of Other comprehensive income.

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                          NOTES TO FINANCIAL STATEMENTS

     Mortgage loans are carried at outstanding principal balance, net of unamortized premium or discount and valuation allowances. Valuation allowances are established for impaired loans when it is probable that contractual principal and interest will not be collected. Valuation allowances for impaired loans reduce the carrying value to the fair value of the collateral or the present value of the loan's expected future repayment cash flows discounted at the loan's original effective interest rate. Valuation allowances on loans not considered to be impaired are established based on consideration of the underlying collateral, borrower financial strength, current and expected market conditions and other factors.

     Short-term investments are carried at cost or amortized cost that approximates fair value, and generally includes collateral received in connection with certain securities lending activities. For securities lending transactions, the Company records an offsetting liability in Other liabilities and accrued expenses for the Company's obligation to repay the collateral.

     Other investments, which consist primarily of policy loans, are carried at the unpaid principal balances.

     Investment income consists of interest which is recognized on an accrual basis. Interest income on mortgage-backed and asset-backed securities is determined on the effective yield method, based on estimated principal repayments. Accrual of income is suspended for fixed income securities and mortgage loans that are in default or when the receipt of interest payments is in doubt.

     Realized capital gains and losses are determined on a specific identification basis. They include gains and losses on security dispositions, write-downs in value due to other than temporary declines in fair value, and changes in the value of certain derivative instruments.

     The Company monitors its fixed income portfolio for ratings changes or other events that may result in declines in value that are other than temporary. Factors considered in evaluating whether a decline in fair value is other than temporary are: 1) the Company's ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; 2) the duration for and extent to which the fair value has been less than cost; and
3) the financial condition and near-term prospects of the issuer.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," as of January 1, 2001. The impact of SFAS No. 133 and SFAS No. 138 (the "statements") to the Company was a loss of $147 thousand, after-tax, and is reflected as a cumulative effect of change in accounting principle on the Statements of Operations.

     The statements require that all derivatives be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through Net income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through Net income or recognized in Accumulated other comprehensive income until the hedged item is recognized in Net income.

     The Company manages interest rate risk by holding financial futures contracts that are derivative financial instruments. Derivatives are accounted for on a fair value basis, and reported as Other assets. Beginning in January 2001, hedge accounting is not applied to these strategies which utilize the financial futures contracts for interest rate risk management purposes. Therefore, the gains and losses pertaining to the change in the fair value of the financial futures contracts are recognized in Realized capital gains and losses during the period on a current basis. The Company did not hold any derivative financial instruments at December 31, 2001.

     Prior to January 2001, if specific criteria were met, these futures were designated as accounting hedges and accounted for on a deferral basis. In order to qualify as accounting hedges, financial futures contracts must reduce the primary market risk exposure on an enterprise or transaction basis in conjunction with a hedge strategy; be designated as a hedge at the inception of the transaction; and be highly correlated with the fair value of, or interest income or expense associated with, the hedged item at inception and throughout the hedge period. Derivatives that were not designated as accounting hedges were accounted for on a fair value basis. Under deferral accounting, gains and losses

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                          NOTES TO FINANCIAL STATEMENTS

on financial futures contracts were deferred as Other liabilities and accrued expenses. Once the anticipated transaction occurred, the deferred gains and losses were considered part of the cost basis of the asset and reported net of tax in shareholder's equity. The gains and losses deferred continue to be recognized in conjunction with the earnings on the hedged item. Fees and commissions paid on these derivatives were also deferred as an adjustment to the carrying value of the hedged item.

SECURITIES LOANED
     Securities loaned are treated as financing arrangements and are recorded at the amount of cash received in Short-term investments and Other liabilities and accrued expenses. The Company obtains collateral in an amount equal to 102% of the fair value of securities. The Company monitors the market value of securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned are with large brokerage firms.

RECOGNITION OF INSURANCE REVENUE AND RELATED BENEFITS AND INTEREST CREDITED
     Traditional life insurance products consist principally of products with fixed and guaranteed premiums and benefits, primarily term and whole life insurance products. Premiums from these products are recognized as revenue when due. Benefits are recognized in relation to such revenue so as to result in the recognition of profits over the life of the policy and are reflected in contract benefits.

     Immediate annuities with life contingencies, including certain structured settlement annuities, provide insurance protection over a period that extends beyond the period during which premiums are collected. Gross premiums in excess of the net premium on immediate annuities with life contingencies are deferred and recognized over the contract period. Contract benefits are recognized in relation to such revenue so as to result in the recognition of profits over the life of the policy.

     Interest-sensitive life contracts, such as universal life, are insurance contracts whose terms are not fixed and guaranteed. The terms that may be changed include premiums paid by the contractholder, interest credited to the contractholder account balance and one or more amounts assessed against the contractholder. Premiums from these contracts are reported as deposits to contractholder funds. Contract charges consist of fees assessed against the contractholder account balance for the cost of insurance (mortality risk), contract administration and surrender charges. These revenues are recognized when levied against the contract balance. Contract benefits include life-contingent benefit payments in excess of the reserves held.

     Contracts that do not subject the Company to significant risk arising from mortality or morbidity are referred to as investment contracts. Fixed annuities, market value adjusted annuities and immediate annuities without life contingencies are considered investment contracts. Deposits received for such contracts are reported as deposits to contractholder funds. Contract charges for investment contracts consist of charges assessed against the contractholder account balance for contract administration and surrenders. These revenues are recognized when levied against the contractholder account balance.

     Interest credited to contractholders' funds represents contractual interest accrued or paid for interest-sensitive life contracts and investment contracts. Crediting rates for fixed rate annuities and interest-sensitive life contracts are adjusted periodically by the Company to reflect current market conditions.

     Variable annuity contracts are sold as Separate Accounts products. The assets supporting these products are legally segregated and available only to settle Separate Accounts contract obligations. Deposits received are reported as Separate Accounts liabilities. Contract charges for these contracts consist of fees assessed against the Separate Accounts fund balances for contract maintenance, administration, mortality, expense and surrenders.
Contract benefits incurred for Separate Accounts include, for example, guaranteed minimum death benefits paid in variable annuity contracts.

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                          NOTES TO FINANCIAL STATEMENTS

DEFERRED POLICY ACQUISITION COSTS
     Costs that vary with and are primarily related to acquiring life and investment business, principally agents' remuneration, certain underwriting costs and direct mail solicitation expenses, are deferred and amortized to income. Deferred policy acquisition costs are periodically reviewed as to recoverability and written down where necessary.

     For traditional life insurance and immediate annuities with life contingencies, these costs are amortized in proportion to the estimated revenue on such business. Assumptions relating to estimated revenue, as well as to all other aspects of the deferred policy acquisition costs and reserve calculations, are determined based upon conditions as of the date of the policy issue and are generally not revised during the life of the policy. Any deviations from projected business in-force, resulting from actual policy terminations differing from expected levels, and any estimated premium deficiencies change the rate of amortization in the period such events occur. Generally, the amortization period for these contracts approximates the estimated lives of the policies. For internal exchanges of traditional life insurance and immediate annuities with life contingencies, the unamortized balance of costs previously deferred under the original contracts are charged to income. The new costs associated with the exchange are deferred and amortized to income.

     For interest-sensitive life and investment contracts, the costs are amortized in relation to the estimated gross profits on such business over the estimated lives of the contract periods. Gross profits are determined at the date of contract issue and comprise estimated future investment, mortality, expense margins and surrender charges. For 2001, the average long-term rate of assumed future investment yield used in estimating gross profit margins is 8% plus 1.25% for fees. Assumptions underlying the gross profits are periodically updated to reflect actual experience, and changes in the amount or timing of estimated gross profits will result in adjustments to the cumulative amortization of these costs. New costs associated with internal exchanges of investment contracts are deferred and amortized into income. The balance of the original costs deferred and carried over, plus the new costs deferred due to internal exchanges, is limited to the amount of costs that would be deferred from the issuance of new investment contracts. Any excess costs are charged to income at the time of the exchange. The Company periodically compares the present value of future gross profits to costs deferred to ensure they are sufficient to amortize deferred policy acquisition costs. As a result, the Company concludes that the balance of deferred policy acquisition costs is reasonable and recoverable at December 31, 2001.

     To the extent unrealized gains or losses on fixed income securities carried at fair value would result in an adjustment of estimated gross profits had those gains or losses actually been realized, the related unamortized deferred policy acquisition costs are recorded net of tax as a reduction of the unrealized capital gains or losses included in Accumulated other comprehensive income.

     All other acquisition expenses are charges to operations as incurred.

REINSURANCE RECOVERABLE
     In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance from other insurers (See Note 8). The amounts reported in the statements of financial position include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on incurred losses that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contract. Insurance liabilities are reported gross of reinsurance recoverables. Prepaid reinsurance premiums are deferred and reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. Reinsurance does not extinguish the Company's primary liability under the policies written and therefore reinsurers and amounts recoverable are regularly evaluated by the Company and allowances for uncollectible reinsurance are established as appropriate.

INCOME TAXES
     The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are unrealized capital gains and losses on certain investments, insurance reserves, and deferred policy acquisition costs.

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                          NOTES TO FINANCIAL STATEMENTS

SEPARATE ACCOUNTS
     The assets and liabilities related to variable annuity contracts are legally segregated and reflected as Separate Accounts. The assets of the Separate Accounts are carried at fair value. Separate Accounts liabilities represent the contractholders' claims to the related assets and are carried at the fair value of the assets. Investment income and realized capital gains and losses of the Separate Accounts accrue directly to the contractholders and therefore, are not included in the Company's statements of operations. Revenues to the Company from the Separate Accounts consist of contract maintenance and administration fees and mortality, surrender and expense charges.

     Absent any contract provision wherein the Company guarantees either a minimum return or account value upon death or annuitization, variable annuity contractholders bear the investment risk that the Separate Accounts' funds may not meet their stated objectives.

RESERVE FOR LIFE-CONTINGENT CONTRACT BENEFITS
     The reserve for life-contingent contract benefits, which relates to traditional life insurance and immediate annuities with life contingencies, is computed on the basis of long-term actuarial assumptions as to future investment yields, mortality, morbidity, terminations and expenses. These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by such characteristics as type of coverage, year of issue and policy duration. Detailed reserve assumptions and reserve interest rates are outlined in Note 6. To the extent that unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, the related increase in reserves is recorded net of tax as a reduction of the unrealized net capital gains included in Accumulated other comprehensive income.

CONTRACTHOLDER FUNDS
     Contractholder funds arise from the issuance of interest-sensitive life policies and investment contracts. Deposits received are recorded as interest-bearing liabilities. Contractholder funds are equal to deposits received and interest credited to the benefit of the contractholder less surrenders and withdrawals, mortality charges and administrative expenses. Detailed information on crediting rates and surrender and withdrawal protection on contractholder funds are outlined in Note 6.

OFF BALANCE SHEET FINANCIAL INSTRUMENTS
     Commitments to extend mortgage loans have off-balance-sheet risk because their contractual amounts are not recorded in the Company's statements of financial position. The contractual amounts and fair values of these instruments are outlined in Note 5.

USE OF ESTIMATES
     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PENDING ACCOUNTING STANDARDS
     In June 2001, the FASB issued SFAS No. 142, "Goodwill and other Intangible Assets", which eliminates the requirement to amortize goodwill, and requires that goodwill and separately identified intangible assets with indefinite lives be evaluated for impairment on an annual basis (or more frequently if impairment indicators arise) on a fair value as opposed to an undiscounted basis. SFAS No. 142 is effective January 1, 2002. A transitional goodwill impairment test is required to be completed within the first six months of adoption with any resulting impairment charge recognized as the cumulative effect of a change in accounting principle in the statement of operations. As of December 31, 2001, the Company's unamortized goodwill balance was $160 thousand and goodwill amortization expense recognized during 2001 was $6 thousand. Transitional goodwill impairment testing is being conducted and the impact is not expected to be material to the results of operations or financial position of the Company.

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                          NOTES TO FINANCIAL STATEMENTS

     In December 2001, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") 01-6, "Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others", which is effective for interim and annual financial statements issued for the fiscal year beginning after December 15, 2001. The SOP conforms accounting and financial reporting practices for certain lending and financing activities, eliminating various specialized accounting practices that developed from the issuance of AICPA finance company, bank, and credit union audit guides. The SOP also explicitly incorporates lending and financing activities of insurance companies within its scope. The Company's adoption of SOP 01-6 is not expected to have a material effect on the results of operations or financial position.

3. RELATED PARTY TRANSACTIONS

REINSURANCE
     The Company has reinsurance agreements with ALIC in order to limit aggregate and single exposure on large risks. A portion of the Company's premiums and policy benefits are ceded to ALIC and reflected net of such reinsurance in the statements of operations and comprehensive income. Reinsurance recoverables and the related reserve for life-contingent contract benefits and contractholder funds are reported separately in the statements of financial position. The Company continues to have primary liability as the direct insurer for risks reinsured (See Note 8).

STRUCTURED SETTLEMENT ANNUITIES
     The Company issued $23.7 million, $16.2 million and $16.9 million of structured settlement annuities, a type of immediate annuity, in 2001, 2000 and 1999, respectively, at prices determined based upon interest rates in effect at the time of purchase, to fund structured settlement annuities in matters involving AIC. Of these amounts, $4.9 million, $4.5 million and $4.8 million relate to structured settlement annuities with life contingencies and are included in premium income in 2001, 2000 and 1999, respectively. Additionally, the reserve for life-contingent contract benefits was increased by approximately 94% of such premium received in each of these years. In most cases, these annuities were issued to Allstate Settlement Corporation ("ASC"), a subsidiary of ALIC, which, under a "qualified assignment", assumed AIC's obligation to make the future payments.

     AIC has issued surety bonds to guarantee the payment of structured settlement benefits assumed by ASC (from both AIC and non-related parties) and funded by certain annuity contracts issued by the Company. ASC has entered into General Indemnity Agreements pursuant to which it indemnified AIC for any liabilities associated with the surety bonds and gives AIC certain collateral security rights with respect to the annuities and certain other rights in the event of any defaults covered by the surety bonds. For contracts written on or after July 1, 2001, AIC no longer issues surety bonds to guarantee the payment of structured settlement benefits. Alternatively, ALIC guarantees the payment of structured settlement benefits on all contracts issued on or after July 1, 2001.

     Reserves recorded by the Company for annuities related to the surety bonds were $1.40 billion and $1.29 billion at December 31, 2001 and 2000, respectively.

BUSINESS OPERATIONS
     The Company utilizes services performed by AIC and ALIC as well as business facilities owned or leased, and operated by AIC in conducting its business activities. In addition, the Company shares the services of employees with AIC. The Company reimburses AIC and ALIC for the operating expenses incurred on behalf of the Company. The Company is charged for the cost of these operating expenses based on the level of services provided. Operating expenses, including compensation, retirement and other benefit programs, allocated to the Company were $26.6 million, $15.6 million and $16.0 million in 2001, 2000 and 1999, respectively. A portion of these expenses relate to the acquisition of business that are deferred and amortized over the contract period.

DEBT
     The Company has entered into an intercompany loan agreement with the Corporation. The amount of funds available to the Company at a given point in time is dependent upon the debt position of the Corporation. No amounts were outstanding for the Company under the inter-company loan agreement at December 31, 2001 and 2000, respectively.

BROKER/DEALER AGREEMENT
     Beginning May 1, 2000, the Company receives underwriting and distribution services from Allstate Distributors, L.L.C. ("ADLLC"), a broker/dealer company owned equally by ALIC and Putnam Investments, Inc. ("Putnam") for variable annuity

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                          NOTES TO FINANCIAL STATEMENTS

contracts sold pursuant to a joint venture agreement between the Company and Putnam. The Company incurred $10.5 million and $10.9 million of commission expenses and other distribution expenses payable to ADLLC during 2001 and 2000, respectively. Other distribution expenses include administrative, legal, financial management and sales support that the Company provides to ADLLC, for which the Company earned administration fees of $127 thousand for the year ended December 31, 2001. Other distribution expenses also include marketing expenses for subsidized interest rates associated with the Company's dollar cost averaging program, for which ADLLC reimbursed the Company $855 thousand and $549 thousand for the year ended December 31, 2001 and December 31, 2000, respectively.

INCOME TAXES

     The Company is a party to a federal income tax allocation agreement with the Corporation (Note 10).

4. INVESTMENTS

FAIR VALUES

     The amortized cost, gross unrealized gains and losses, and fair value for fixed income securities are as follows:

                                                           GROSS UNREALIZED
                                         AMORTIZED       --------------------           FAIR
                                           COST          GAINS          LOSSES          VALUE
                                           ----          -----          ------          -----
(IN THOUSANDS)
AT DECEMBER 31, 2001
U.S. government and agencies           $    579,607   $    117,918   $       (533)   $    696,992
Municipal                                   150,543          3,695            (47)        154,191
Corporate                                 1,467,636         96,973        (18,492)      1,546,117
Mortgage-backed securities                  425,635         16,737           (228)        442,144
Asset-backed securities                      54,844          1,081           (908)         55,017
                                       ------------   ------------   ------------    ------------
    Total fixed income securities      $  2,678,265   $    236,404   $    (20,208)   $  2,894,461
                                       ============   ============   ============    ============

AT DECEMBER 31, 2000
U.S. government and agencies           $    528,301   $    151,317   $        (81)   $    679,537
Municipal                                    97,310          2,626           (858)         99,078
Corporate                                 1,227,247         70,431        (20,527)      1,277,151
Mortgage-backed securities                  368,614         13,004           (669)        380,949
Asset-backed securities                      38,615            831            (29)         39,417
                                       ------------   ------------   ------------    ------------
    Total fixed income securities      $  2,260,087   $    238,209   $    (22,164)   $  2,476,132
                                       ============   ============   ============    ============

SCHEDULED MATURITIES

     The scheduled maturities for fixed income securities are as follows at December 31, 2001:

                                                          AMORTIZED             FAIR
                                                            COST               VALUE
                                                            ----               -----
(IN THOUSANDS)
Due in one year or less                                $     43,628       $     44,768
Due after one year through five years                       382,760            401,443
Due after five years through ten years                      399,176            421,689
Due after ten years                                       1,372,222          1,529,400
                                                       ------------       ------------
                                                          2,197,786          2,397,300
Mortgage- and asset-backed securities                       480,479            497,161
                                                       ------------       ------------
    Total                                              $  2,678,265       $  2,894,461
                                                       ============       ============

     Actual maturities may differ from those scheduled as a result of prepayments by the issuers.

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                          NOTES TO FINANCIAL STATEMENTS

NET INVESTMENT INCOME

YEAR ENDED DECEMBER 31,                             2001           2000             1999
                                                    ----           ----             ----
(IN THOUSANDS)
Fixed income securities                         $    189,793   $    160,919   $    135,561
Mortgage loans                                        16,677         14,899         12,346
Other                                                  1,307          3,227          3,495
                                                ------------   ------------   ------------
  Investment income, before expense                  207,777        179,045        151,402
  Investment expense                                   3,310          2,506          3,071
                                                ------------   ------------   ------------
  Net investment income                         $    204,467   $    176,539   $    148,331
                                                ============   ============   ============

REALIZED CAPITAL GAINS AND LOSSES, AFTER TAX

     Realized capital gains and losses by security type, for the year ended December 31, are as follows:

                                                         2001            2000              1999
                                                         ----            ----              ----
(IN THOUSANDS)
Fixed income securities                              $      1,514    $     (5,878)   $     (2,207)
Mortgage loans                                                166             697              42
Other                                                         478               -              69
                                                     ------------    ------------    ------------
  Realized capital gains and losses                         2,158          (5,181)         (2,096)
  Income taxes                                               (755)          1,866             765
                                                     ------------    ------------    ------------
  Realized capital gains and losses, after tax       $      1,403    $     (3,315)   $     (1,331)
                                                     ============    ============    ============

     Realized capital gains and losses by transaction type, for the year ended December 31, are as follows:

                                                         2001            2000            1999
                                                         ----            ----            ----
(IN THOUSANDS)
Portfolio trading                                    $      3,461    $     (2,089)   $     (2,096)
Write-downs in value                                       (1,252)         (3,092)              -
Derivative valuation adjustments                              (51)              -               -
                                                     ------------    ------------    ------------
  Realized capital gains and losses                         2,158          (5,181)         (2,096)
  Income taxes                                               (755)          1,866             765
                                                     ------------    ------------    ------------
  Realized capital gains and losses, after tax       $      1,403    $     (3,315)   $     (1,331)
                                                     ============    ============    ============

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                          NOTES TO FINANCIAL STATEMENTS

     Excluding calls and prepayments, gross gains of $7.4 million, $3.0 million and $1.7 million and gross losses of $4.5 million, $8.9 million and $3.8 million were realized on sales of fixed income securities during 2001, 2000 and 1999, respectively.

UNREALIZED NET CAPITAL GAINS AND LOSSES

     Unrealized net capital gains and losses on fixed income securities included in shareholder's equity at December 31, 2001 are as follows:

                                                           COST/                             GROSS UNREALIZED           UNREALIZED
(IN THOUSANDS)                                        AMORTIZED COST     FAIR VALUE       GAINS          LOSSES         NET GAINS
                                                      --------------     ----------       -----          ------         ---------
Fixed income securities                                $  2,678,265    $  2,894,461   $    236,404   $    (20,208)   $    216,196
                                                       ============    ============   ============   ============    ============
Deferred income taxes, deferred policy acquisition
costs and other                                                                                                           (97,201)
                                                                                                                     ------------
Unrealized net capital gains and losses                                                                              $    118,995
                                                                                                                     ============

CHANGE IN UNREALIZED NET CAPITAL GAINS AND LOSSES

YEAR ENDED DECEMBER 31,                                                       2001                  2000                  1999
                                                                              ----                  ----                  ----
(IN THOUSANDS)
Fixed income securities                                                  $           151        $    161,716          $   (262,766)
Deferred income taxes, deferred policy acquisition costs and other                   602             (73,708)              210,094
                                                                           -------------        ------------          ------------
Increase (decrease) in unrealized net capital gains and losses           $           753        $     88,008          $    (52,672)
                                                                         ===============        ============          ============

INVESTMENT LOSS PROVISIONS AND VALUATION ALLOWANCES
     Pretax provisions for investment losses, principally relating to write-downs on fixed income securities, were $1.3 million and $3.1 million in 2001 and 2000, respectively. There were no provisions for investment losses in 1999.

MORTGAGE LOAN IMPAIRMENT
     A mortgage loan is impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company had no impaired loans at December 31, 2001 and 2000.

     There was no valuation allowance balance at December 31, 2001. The valuation allowance for mortgage loans at December 31, 2000 and 1999 was $119 thousand and $600 thousand, respectively. Net reductions to the mortgage loan valuation allowances were $119 thousand, $481 thousand and none for the year ended December 31, 2001, 2000 and 1999, respectively.

INVESTMENT CONCENTRATION FOR MUNICIPAL BOND AND COMMERCIAL MORTGAGE PORTFOLIOS AND OTHER INVESTMENT INFORMATION
     The Company maintains a diversified portfolio of municipal bonds. The largest concentrations in the portfolio are presented below. Except for the following, holdings in no other state exceeded 5% of the portfolio at December 31, 2001:

(% of municipal bond portfolio carrying value)      2001           2000
                                                    ----           ----
     California                                     15.0%          23.4%
     Pennsylvania                                   12.8           14.9
     Illinois                                       10.8            6.9
     Missouri                                        8.6              -
     Florida                                         8.2              -
     Ohio                                            7.2           10.7
     Alaska                                          6.5              -
     Mississippi                                     6.4              -
     Utah                                            5.2            8.1

     The Company's mortgage loans are collateralized by a variety of commercial real estate property types located

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                          NOTES TO FINANCIAL STATEMENTS

throughout the United States. Substantially all of the commercial mortgage loans are non-recourse to the borrower. The states with the largest portion of the commercial mortgage loan portfolio are listed below. Except for the following, holdings in no other state exceeded 5% of the portfolio at December 31, 2001:

(% of commercial mortgage portfolio carrying value)     2001              2000
                                                        ----              ----
    California                                          24.9%             30.8%
    New York                                            22.1              26.8
    New Jersey                                          17.8              16.0
    Illinois                                            14.3              14.3
    Pennsylvania                                        13.4               6.8

     The types of properties collateralizing the commercial mortgage loans at December 31, are as follows:

(% of commercial mortgage portfolio carrying value)     2001              2000
                                                        ----              ----
     Office buildings                                   26.9%              21.2%
     Retail                                             25.5               29.0
     Warehouse                                          19.5               18.4
     Apartment complex                                  18.4               17.4
     Industrial                                          3.9                6.9
     Other                                               5.8                7.1
                                                       -----              -----
                                                       100.0%             100.0%
                                                       =====              =====

     The contractual maturities of the commercial mortgage loan portfolio as of December 31, 2001, are as follows:

                               NUMBER OF LOANS        CARRYING VALUE             PERCENT
                               ---------------        --------------             -------
    (IN THOUSANDS)
    2002                              1                $      766                   0.3%
    2003                              -                         -                    -
    2004                              2                     1,955                   0.8
    2005                              3                     7,481                   3.1
    2006                              5                    29,910                  12.3
    Thereafter                       44                   202,615                  83.5
                                     --                ----------                 -----
      Total                          55                $  242,727                 100.0%
                                     ==                ==========                 ======

     In 2001, $3.1 million of commercial mortgage loans were contractually due and paid.

SECURITIES LENDING
     The Company participates in securities lending programs, primarily for investment yield enhancement purposes, with third parties, which mostly include large brokerage firms. At December 31, 2001, fixed income securities with a carrying value of $140.3 million have been pledged as collateral under these lending agreements. In return, the Company receives cash that is subsequently invested and included in Short-term investments with an offsetting liability recorded in Other liabilities and accrued expenses to account for the Company's obligation to return the collateral. Interest income on collateral was $572 thousand, $109 thousand and $33 thousand, as of December 31, 2001, 2000 and 1999, respectively.

SECURITIES ON DEPOSIT
     At December 31, 2001, fixed income securities with a carrying value of $2.1 million were on deposit with regulatory authorities as required by law.

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                          NOTES TO FINANCIAL STATEMENTS

5. FINANCIAL INSTRUMENTS

     In the normal course of business, the Company invests in various financial assets, incurs various financial liabilities and enters into agreements involving derivative financial instruments and other off-balance-sheet financial instruments. The fair value estimates of financial instruments presented below are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's significant assets (including Deferred policy acquisition costs and Reinsurance recoverables) and liabilities (including traditional life and interest-sensitive life insurance reserves and Deferred income taxes) are not considered financial instruments and are not carried at fair value. Other assets and liabilities considered financial instruments such as Accrued investment income and Cash are generally of a short-term nature. Their carrying values are deemed to approximate fair value.

FINANCIAL ASSETS
     The carrying value and fair value of financial assets at December 31, are as follows:

                                           2001                               2000
                            ------------------------------       -----------------------------
                               CARRYING           FAIR             CARRYING           FAIR
                                VALUE            VALUE              VALUE            VALUE
                                -----            -----              -----            -----
(IN THOUSANDS)
Fixed income securities     $  2,894,461      $  2,894,461       $  2,476,132     $  2,476,132
Mortgage loans                   242,727           247,670            207,857          212,345
Short-term investments            57,507            57,507             58,224           58,224
Policy loans                      33,160            33,160             31,772           31,772
Separate Accounts                602,657           602,657            560,089          560,089

     Fair values of exchange traded fixed income securities are based upon quoted market prices or dealer quotes. The fair value of non-exchange traded fixed income securities is based on either independent third party sources or widely accepted pricing valuation models which utilize internally developed ratings and independent third party data as inputs. Mortgage loans are valued based on discounted contractual cash flows. Discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar properties as collateral. Loans that exceed 100% loan-to-value are valued at the estimated fair value of the underlying collateral. Short-term investments are highly liquid investments with maturities of less than one year whose carrying values are deemed to approximate fair value. The carrying value of policy loans is deemed to approximate fair value. Separate Accounts assets are carried in the statements of financial position at fair value based on quoted market prices.

FINANCIAL LIABILITIES
     The carrying value and fair value of financial liabilities at December 31, are as follows:

                                                              2001                             2000
                                                  ----------------------------       -----------------------
                                                   CARRYING           FAIR           CARRYING         FAIR
(IN THOUSANDS)                                       VALUE            VALUE            VALUE          VALUE
                                                     -----            -----            -----          -----
Contractholder funds on investment contracts      $ 1,173,357      $ 1,155,665       $ 874,158     $ 850,767
Separate Accounts                                     602,657          602,657         560,089       560,089

     Contractholder funds include interest-sensitive life insurance contracts and investment contracts. Interest-sensitive life insurance contracts and certain other contractholder liabilities are not considered to be financial instruments subject to fair value disclosure requirements. The fair value of investment contracts is based on the terms of the underlying contracts. Fixed annuities and immediate annuities without life contingencies are valued at the account balance less surrender charges. Market value adjusted annuities' fair value is estimated to be the market adjusted surrender value. Separate Accounts liabilities are carried at the fair value of the underlying assets.

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                          NOTES TO FINANCIAL STATEMENTS

DERIVATIVE FINANCIAL INSTRUMENTS
     The Company utilizes financial futures contracts to reduce its exposure to market risk, specifically interest rate risk, in conjunction with asset/liability management. The Company does not hold or issue these instruments for trading purposes. Financial futures are commitments to either purchase or sell designated financial instruments at a future date for a specified price or yield. They may be settled in cash or through delivery. As part of its asset/liability management, the Company generally utilizes futures to manage its market risk related to forecasted investment purchases and sales. Futures used to reduce interest rate risk related to forecasted transactions pertain to identified transactions that are probable to occur and are generally completed within 90 days.

     Futures contracts have limited off-balance-sheet credit risk as they are executed on organized exchanges and require security deposits, as well as the daily cash settlement of margins. The Company did not hold a derivative position and did not pledge any securities as collateral at December 31, 2001.

     The following table summarizes the credit exposure, fair value and carrying value of the Company's derivative financial instruments:


                                  CREDIT           FAIR        CARRYING VALUE  CARRYING VALUE
(IN THOUSANDS)                   EXPOSURE          VALUE          ASSETS       (LIABILITIES)
                                 --------          -----          ------        -----------
AT DECEMBER 31, 2001
--------------------
Financial futures contracts      $      -        $      -        $     -        $        -

AT DECEMBER 31, 2000
--------------------
Financial futures contracts      $      -        $    (32)       $     -        $      (54)


     Credit exposure represents the Company's potential loss if all of the counterparties failed to perform under the contractual terms of the contracts and all collateral, if any, became worthless. This exposure is measured by the fair value of contracts with a positive fair value at the reporting date reduced by the effect, if any, of master netting agreements.

     The Company manages its exposure to credit risk primarily by establishing risk control limits. To date, the Company has not incurred any losses as financial futures contracts have limited off-balance-sheet credit risk as they are executed on organized exchanges and require daily cash settlement of margins.

     Fair value is the estimated amount that the Company would receive (pay) to terminate or assign the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts.


     Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments that the Company holds, as these instruments may become less valuable due to adverse changes in market conditions. The Company mitigates this risk through established risk control limits set by senior management.

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                          NOTES TO FINANCIAL STATEMENTS

6. RESERVE FOR LIFE-CONTINGENT CONTRACT BENEFITS AND CONTRACTHOLDER FUNDS

     At December 31, the Reserve for life-contingent contract benefits consists of the following:

                                                                2001               2000
                                                                ----               ----
   (IN THOUSANDS)
   Immediate annuities:
     Structured settlement annuities                       $  1,234,918       $   1,147,530
     Other immediate annuities                                    5,079               4,449
   Traditional life                                              75,082              72,157
   Other                                                          2,737               2,213
                                                              ---------          ----------
     Total Reserve for life-contingent contract benefits   $  1,317,816       $   1,226,349
                                                              =========          ==========


     The assumptions for mortality generally utilized in calculating reserves include the U.S. population with projected calendar year improvements and age setbacks for impaired lives for structured settlement annuities; the 1983 group annuity mortality table for other immediate annuities; and actual Company experience plus loading for traditional life. Interest rate assumptions vary from 5.5% to 9.5% for structured settlement annuities;3.0% to 11.5% for immediate annuities and 4.0% to 8.0% for traditional life. Other estimation methods used include the present value of contractually fixed future benefits for structured settlement annuities, the present value of expected future benefits based on historical experience for other immediate annuities and the net level premium reserve method using the Company's withdrawal experience rates for traditional life.

     To the extent the unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, premium deficiency reserves are established, if necessary, and have been recorded for the structured settlement annuity business and for certain immediate annuities with life contingencies. A liability of $13.5 million and $26.5 million is included in the Reserve for life-contingent contract benefits with respect to this deficiency for the years ended December 31, 2001 and 2000, respectively.

     At December 31, Contractholder funds are as follows:

                                              2001                    2000
                                              ----                    ----
    (IN THOUSANDS)
    Interest-sensitive life              $     256,462         $      233,320
    Fixed annuities:
      Immediate annuities                      430,261                387,281
      Deferred annuities                       739,019                486,886
    Other investment contracts                   2,371                      8
                                            ----------             ----------
      Total contractholder funds         $   1,428,113         $    1,107,495
                                            ==========             ==========


     Contractholder funds activity for the year ended December 31,consists of the following:

    (IN THOUSANDS)                                               2001                   2000
                                                                 ----                   ----
    Balance, beginning of year                            $    1,107,495          $     839,159
       Deposits                                                  474,849                408,711
       Surrenders and withdrawals                                (92,039)               (69,778)
       Death benefits                                            (10,623)                (8,366)
       Interest credited to contractholders' funds                65,117                 52,499
       Transfers (to)/from Separate Accounts                     (88,986)               (80,109)
       Other adjustments                                         (27,700)               (34,621)
                                                                 -------              ---------
    Balance; end of year                                  $    1,428,113          $   1,107,495
                                                               =========              =========

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                          NOTES TO FINANCIAL STATEMENTS

     Contractholder funds are equal to deposits received and interest credited for the benefit of the contractholder less surrenders and withdrawals, mortality charges and administrative expenses. Interest rates credited range from 5.3% to 6.3% for interest-sensitive life contracts; 3.2% to 9.8% for immediate annuities; 4.2% to 7.7% for deferred annuities and 2.0% to 5.7% for other investment contracts. Withdrawal and surrender charge protection includes: i) for interest-sensitive life, either a percentage of account balance or dollar amount grading off generally over 20 years; and ii) for deferred annuities not subject to a market value adjustment, either a declining or a level percentage charge generally over nine years or less. Approximately 1.2% of deferred annuities are subject to a market value adjustment.

7. DEFERRED POLICY ACQUISITION COSTS

     Certain costs of acquiring business which were deferred and amortized for the years ended December 31, 2001 and 2000 are as follows:

                                                          2001                        2000
                                                          ----                        ----
    (IN THOUSANDS)
    Balance, beginning of year                       $   124,601                 $   106,932
    Acquisition costs deferred                            51,194                      39,047
    Amortization charged to income                        (7,187)                    (13,744)
    Effect of unrealized gains and losses                (11,993)                     (7,634)
                                                        --------                    --------
    Balance, end of year                             $   156,615                 $   124,601
                                                        ========                    ========

8. REINSURANCE

     The Company purchases reinsurance to limit aggregate and single losses on large risks. The Company continues to have primary liability as the direct insurer for risks reinsured. Estimating amounts of reinsurance recoverable is impacted by the uncertainties involved in the establishment of loss reserves. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company cedes a portion of the mortality risk on certain term life policies with a pool of reinsurers.

     Amounts recoverable from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. No single reinsurer had a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contract. (See Note 3 for discussion of reinsurance agreements with ALIC.)

     The effects of reinsurance on premiums written and earned for the year ended December 31, were as follows:

                                                             2001         2000         1999
                                                             ----         ----         ----
(IN THOUSANDS)
PREMIUMS AND CONTRACT CHARGES

Direct                                                    $ 150,163    $ 150,498    $ 105,580
Assumed - non-affiliate                                         640        1,194        1,047
Ceded
  Affiliate                                                  (4,617)      (4,621)      (3,408)
  Non-affiliate                                                (877)        (870)        (845)
                                                          ---------    ---------    ---------
     Premiums and contract charges, net of reinsurance    $ 145,309    $ 146,201    $ 102,374
                                                          =========    =========    =========

                                               2001         2000          1999
                                               ----         ----          ----
(IN THOUSANDS)
CONTRACT BENEFITS
Direct                                      $ 261,504    $ 234,053    $ 179,265
Assumed - non-affiliate                           170          (39)         168
Ceded
  Affiliate                                      (945)        (492)        (211)
  Non-affiliate                                (1,324)        (223)        (955)
                                            ---------    ---------    ---------
    Contract benefits, net of reinsurance   $ 259,405    $ 233,299    $ 178,267
                                            =========    =========    =========

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                          NOTES TO FINANCIAL STATEMENTS

     Included in reinsurance recoverables at December 31, 2001 and 2000 are the net amounts owed to ALIC of $345 thousand and $569 thousand, respectively.

9. COMMITMENTS AND CONTINGENT LIABILITIES

REGULATIONS AND LEGAL PROCEEDINGS

     The Company's business is subject to the effects of a changing social, economic and regulatory environment. State and federal initiatives have varied and have included employee benefit regulations, removal of barriers preventing banks from engaging in the securities and insurance businesses, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles, and the overall expansion of regulation. The ultimate changes and eventual effects, if any, of these initiatives are uncertain.

     From time to time, the Company is involved in pending and threatened litigation in the normal course of business in which claims for monetary damages are asserted. In the opinion of management, the ultimate liability, if any, in one or more of these actions in excess of amounts currently reserved is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

GUARANTY FUNDS
     Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in a particular state. The Company's expenses related to these funds have been immaterial.

10. INCOME TAXES

     The Company joins the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is party to a federal income tax allocation agreement (the "Allstate Tax Sharing Agreement"). Under the Allstate Tax Sharing Agreement, the Company pays to or receives from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability is affected by virtue of inclusion of the Company in the consolidated federal income tax return. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

     Prior to June 30, 1995, the Corporation was a subsidiary of Sears, Roebuck & Co. ("Sears") and, with its eligible domestic subsidiaries, was included in the Sears consolidated federal income tax return and federal income tax allocation agreement. Effective June 30, 1995, the Corporation and Sears entered into a new tax sharing agreement, which governs their respective rights and obligations with respect to federal income taxes for all periods during which the Corporation was a subsidiary of Sears, including the treatment of audits of tax returns for such periods.

     The Internal Revenue Service ("IRS") has completed its review of the Allstate Group's federal income tax returns through the 1993 tax year. Any adjustments that may result from IRS examinations of tax returns are not expected to have a material impact on the financial position, liquidity or results of operations of the Company.

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                          NOTES TO FINANCIAL STATEMENTS

     The components of the deferred income tax assets and liabilities at December 31, are as follows:

                                            2001         2000
                                            ----         ----
(IN THOUSANDS)
DEFERRED ASSETS
Life and annuity reserves                $  51,989    $  49,070
Discontinued operations                        366          366
Other postretirement benefits                  261          284
Other assets                                 1,046        1,150
                                         ---------    ---------

  Total deferred assets                     53,662       50,870

DEFERRED LIABILITIES
Deferred policy acquisition costs          (44,950)     (32,047)
Unrealized net capital gains               (64,074)     (63,669)
Difference in tax bases of investments      (6,980)      (5,952)
Prepaid commission expense                    (561)        (759)
Other liabilities                           (1,709)      (1,624)
                                         ---------    ---------

  Total deferred liabilities              (118,274)    (104,051)
                                         ---------    ---------

  Net deferred liability                 $ (64,612)   $ (53,181)
                                         =========    =========

     Although realization is not assured, management believes it is more likely than not that the deferred tax asset will be realized based on the assumptions that certain levels of income will be achieved.

     The components of income tax expense for the year ended December 31, are as follows:

                                2001       2000      1999
                                ----       ----      ----
(IN THOUSANDS)
Current                      $  7,412   $ 12,901   $  8,650
Deferred                       11,105      2,715      5,990
                             --------   --------   --------
  Total income tax expense   $ 18,517   $ 15,616   $ 14,640
                             ========   ========   ========

     The Company paid income taxes of $13.1 million, $11.3 million and $12.5 million in 2001, 2000 and 1999, respectively. The Company had a current income tax liability of $6.0 million and $11.7 million at December 31, 2001 and 2000, respectively.

     A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the year ended December 31, is as follows:

                               2001     2000     1999
                               ----     ----     ----
Statutory federal income tax   35.0%    35.0%    35.0%
State income tax expense        0.4      1.0      1.6
Other                          (1.2)    (2.4)    (1.1)
                               ----     ----     ----
Effective income tax           34.2%    33.6%    35.5%
                               ====     ====     ====

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                          NOTES TO FINANCIAL STATEMENTS

     Prior to January 1, 1984, the Company was entitled to exclude certain amounts from taxable income and accumulate such amounts in a "policyholder surplus" account. The balance in this account at December 31, 2001, approximately $389 thousand, will result in federal income taxes payable of $136 thousand if distributed by the Company. No provision for taxes has been made as the Company has no plan to distribute amounts from this account. No further additions to the account have been permitted since 1983.

11. STATUTORY FINANCIAL INFORMATION

     The following table reconciles Net income for the year ended December 31, and Shareholder's equity at December 31, as reported herein in conformity with GAAP with total statutory net income and capital and surplus of the Company, determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities:

                                                              NET INCOME                  SHAREHOLDER'S EQUITY
                                                  ----------------------------------     ----------------------
(IN THOUSANDS)                                       2001         2000         1999         2001          2000
                                                     ----         ----         ----         ----          ----
Balance per GAAP                                  $  35,412    $  30,915    $  26,566    $ 458,976    $ 422,811
Unrealized gain/loss on fixed income securities        --           --           --       (216,196)    (216,045)
Deferred policy acquisition costs                   (45,834)     (25,528)     (17,970)    (156,615)    (124,601)
Deferred income taxes                                 7,490        2,177        4,804       64,612       53,181
Employee benefits                                      (372)         (92)        (351)        (441)         343
Reserves and non-admitted assets                     15,060       18,551        6,549       94,412      127,057
Separate Accounts                                      --           --           --            474      (24,820)
Other                                                  (921)          65         (831)         (95)         233
                                                  ---------    ---------    ---------    ---------    ---------
Balance per statutory accounting practices        $  10,835    $  26,088    $  18,767    $ 245,127    $ 238,159
                                                  =========    =========    =========    =========    =========

     The Company prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the State of New York. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

     Effective January 1, 2001, the State of New York required insurance companies domiciled in its state to prepare statutory-basis financial statements in accordance with the NAIC Accounting Practices and Procedures Manual -Version effective January 1, 2001 ("Codification") subject to any deviations prescribed or permitted by the State of New York insurance commissioner.

     The State of New York chose not to adopt Statement of Statutory Accounting Principles No. 10, Income Taxes. If the State of New York did adopt Statement of Statutory Accounting Principles No. 10, Income Taxes, the Company would have reported an increase to surplus of $3.4 million for the year ended December 31, 2001.

     Accounting changes adopted to conform to the provisions of Codification are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned funds (surplus) in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. The Company reported an increase to surplus of $1.9 million effective January 1, 2001.

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                          NOTES TO FINANCIAL STATEMENTS

     The NAIC is currently in the process of clarifying and interpreting requirements as the insurance industry implements Codification. As the NAIC announces changes and as they are approved by the New York Department of Insurance, the impact of the changes will be recorded.

DIVIDENDS
     The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements of the Company and other relevant factors. The payment of shareholder dividends by the Company without prior approval of the state insurance regulator in any calendar year is limited to formula amounts based on statutory surplus and statutory net gain from operations, determined in accordance with statutory accounting practices, for the immediately preceding calendar year.. The maximum amount of dividends that the Company can distribute during 2002 without prior approval of the New York State Insurance Department is $8.7 million. In the twelve-month period beginning January 1, 2001, the Company did not pay any dividends.

RISK-BASED CAPITAL
     The NAIC has a standard for assessing the solvency of insurance companies, which is referred to as risk-based capital ("RBC"). The requirement consists of a formula for determining each insurer's RBC and a model law specifying regulatory actions if an insurer's RBC falls below specified levels. At December 31, 2001, RBC for the Company was significantly above a level that would require regulatory action.

12. BENEFIT PLANS

PENSION PLANS
     The Company utilizes the services of AIC employees. AIC provides various benefits, described in the following paragraphs to its employees. The Company is allocated an appropriate share of the costs associated with these benefits in accordance with a service and expenses agreement.

     AIC provides defined pension plans which cover most domestic full-time employees and certain employee agents. Pension benefits are based upon the employee's length of service and eligible annual compensation. AIC's pension plan funding policy is to make annual contributions in accordance with accepted actuarial cost methods. The benefit to the Company increased net income by $87 thousand, $62 thousand and $263 thousand for the pension plans in 2001, 2000 and 1999, respectively.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
     AIC also provides certain health care and life insurance benefits for employees when they retire. Qualified employees may become eligible for these benefits if they retire in accordance with AIC's established retirement policy and are continuously insured under AIC's group plans or other approved plans for ten or more years prior to retirement. AIC shares the cost of the retiree medical benefits with retirees based on years of service, with AIC's share being subject to a 5% limit on annual medical cost inflation after retirement. AIC's postretirement benefit plans currently are not funded. AIC has the right to modify or terminate these plans. The cost to the Company reduced net income by $304 thousand, $80 thousand and $96 thousand for postretirement benefits other than pension plans in 2001, 2000 and 1999, respectively.

PROFIT SHARING PLAN
     Most domestic full-time and certain part-time employees of AIC are eligible to become members of The Savings and Profit Sharing Fund of Allstate Employees ("Profit Sharing Plan"). Contributions are based on the Corporation's matching obligation and performance. The cost allocated to the Company for this benefit was $374 thousand, $198 thousand and $176 thousand in 2001, 2000 and 1999, respectively.

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                          NOTES TO FINANCIAL STATEMENTS

13. OTHER COMPREHENSIVE INCOME

     The components of other comprehensive income on a pretax and after-tax basis for the year ended December 31, are as follows:

                                                 2001                         2000                             1999
                                      --------------------------  ------------------------------  ------------------------------
                                                        AFTER-                          AFTER-                          AFTER-
(IN THOUSANDS)                        PRETAX    TAX      TAX      PRETAX       TAX       TAX       PRETAX      TAX       TAX
                                      ------    ---      ---      ------       ---       ---       ------      ---       ---
UNREALIZED CAPITAL GAINS
AND LOSSES AND NET LOSSES ON
DERIVATIVE FINANCIAL INSTRUMENTS
  Unrealized holding
    gains (losses) arising
    during the period                 $ 1,457  $ (510) $     947 $ 129,754  $ (45,414) $  84,340  $ (83,241) $  29,134 $ (54,107)
  Less: reclassification
    adjustments                           299    (105)       194    (5,643)     1,975     (3,668)    (2,207)       772    (1,435)
                                      -------  ------  --------- ---------  ---------  ---------  ---------  --------- ---------
Unrealized net capital
  gains (losses)                        1,158    (405)       753   135,397    (47,389)    88,008    (81,034)    28,362   (52,672)
                                      -------  ------  --------- ---------  ---------  ---------  ---------  --------- ---------
  Net losses on derivative
 financial instruments arising
 during the period                        (51)     18        (33)        -          -          -          -          -         -
  Less: reclassification
  Adjustments for
  derivative financial                    (51)     18        (33)        -          -          -          -          -         -
  instruments                         -------   -----  --------- ---------  ---------  ---------  ---------  --------- ---------
Net losses on derivative
financial instruments                       -       -          -         -          -          -          -          -         -
                                      -------   -----  --------- ---------  ---------  ---------  ---------  --------- ---------
Other comprehensive
 income (loss)                        $ 1,158  $ (405) $     753 $ 135,397  $ (47,389) $  88,008  $ (81,034) $  28,362 $ (52,672)
                                      =======  ======  ========= =========  =========  =========  =========  ========= =========

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                            SCHEDULE IV--REINSURANCE
                                 (IN THOUSANDS)


                                                    GROSS                           NET
YEAR ENDED DECEMBER 31, 2001                       AMOUNT           CEDED          AMOUNT
----------------------------                       ------           -----          ------
Life insurance in force                         $  17,584,475   $   2,189,352   $  15,395,123
                                                =============   =============   =============
Premiums and contract charges:
     Life and annuities                         $     141,420   $       4,606   $     136,814
     Accident and health                                9,383             888           8,495
                                                -------------   -------------   -------------
                                                $     150,803   $       5,494   $     145,309
                                                =============   =============   =============

                                                    GROSS                            NET
YEAR ENDED DECEMBER 31, 2000                       AMOUNT           CEDED          AMOUNT
----------------------------                       ------           -----          ------

Life insurance in force                         $  15,916,421   $   1,592,962   $  14,323,459
                                                =============   =============   =============
Premiums and contract charges:
     Life and annuities                         $     143,550   $       4,706   $     138,844
     Accident and health                                8,142             785           7,357
                                                -------------   -------------   -------------
                                                $     151,692   $       5,491   $     146,201
                                                =============   =============   =============

                                                    GROSS                           NET
YEAR ENDED DECEMBER 31, 1999                       AMOUNT           CEDED          AMOUNT
----------------------------                       ------           -----          ------

Life insurance in force                         $  14,140,049   $   1,066,993   $  13,073,056
                                                =============   =============   =============
Premiums and contract charges:
     Life and annuities                         $      99,760   $       3,397   $      96,363
     Accident and health                                6,867             856           6,011
                                                -------------   -------------   -------------
                                                $     106,627   $       4,253   $     102,374
                                                =============   =============   =============

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                  SCHEDULE V--VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                             BALANCE AT      CHARGED TO                      BALANCE AT
                                             BEGINNING       COSTS AND                         END OF
                                             OF PERIOD        EXPENSES       DEDUCTIONS        PERIOD
                                             ---------        --------       ----------        ------
YEAR ENDED DECEMBER 31, 2001
----------------------------

Allowance for estimated losses
  on mortgage loans                          $      119      $        -      $      119      $        -
                                             ==========      ==========      ==========      ==========

YEAR ENDED DECEMBER 31, 2000
----------------------------

Allowance for estimated losses
  on mortgage loans                          $      600      $        -      $      481      $      119
                                             ==========      ==========      ==========      ==========
YEAR ENDED DECEMBER 31, 1999
----------------------------

Allowance for estimated losses
  on mortgage loans                          $      600      $        -       $       -      $      600
                                             ==========      ==========       =========      ==========

                                  ----------------------------------------------
                                   ALLSTATE LIFE OF
                                   NEW YORK
                                   VARIABLE ANNUITY
                                   ACCOUNT II

                                   FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001
                                   AND FOR THE PERIODS ENDED DECEMBER 31, 2001
                                   AND DECEMBER 31, 2000, AND INDEPENDENT
                                   AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of Allstate Life Insurance Company of New York:

We have audited the accompanying statements of net assets of each of the individual sub-accounts disclosed in Note 1 which comprise the Allstate Life of New York Variable Annuity Account II (the "Account") as of December 31, 2001, the related statements of operations for the periods then ended and the statements of changes in net assets for each of the periods in the two year period then ended for each of the individual sub-accounts which comprise the Account. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 2001 by correspondence with the Account's custodians. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the individual sub-accounts which comprise the Allstate Life of New York Variable Annuity Account II as of December 31, 2001, the results of operations for the periods then ended for each of the individual sub-accounts and the changes in their net assets for each of the periods in the two year period then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Chicago, Illinois
March 8, 2002

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                  Morgan Stanley Variable Investment Series Sub-Accounts
                                            --------------------------------------------------------------------

                                                                        Competitive
                                             Aggressive     Capital        Edge,        Dividend
                                               Equity       Growth      "Best Ideas"     Growth        Equity
                                            ------------  ------------  ------------  ------------  ------------
ASSETS
Investments at fair value                   $  2,464,718  $  5,766,221  $  2,053,729  $ 52,406,673  $ 38,458,375
                                            ------------  ------------  ------------  ------------  ------------

     Total assets                           $  2,464,718  $  5,766,221  $  2,053,729  $ 52,406,673  $ 38,458,375
                                            ============  ============  ============  ============  ============


NET ASSETS
Accumulation units                          $  2,464,718  $  5,666,292  $  2,053,729  $ 52,209,807  $ 38,374,521
Contracts in payout (annuitization) period             -        99,929             -       196,866        83,854
                                            ------------  ------------  ------------  ------------  ------------

     Total net assets                       $  2,464,718  $  5,766,221  $  2,053,729  $ 52,406,673  $ 38,458,375
                                            ============  ============  ============  ============  ============


FUND SHARE INFORMATION
     Number of shares                            241,639       422,125       286,434     3,887,735     1,697,192
                                            ============  ============  ============  ============  ============

     Cost                                   $  3,645,484  $  7,697,862  $  3,018,646  $ 62,356,294  $ 57,495,437
                                            ============  ============  ============  ============  ============


See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                     Morgan Stanley Variable Investment Series Sub-Accounts
                                            -------------------------------------------------------------------------

                                                               Global
                                               European       Dividend        High          Income
                                                Growth         Growth         Yield         Builder      Information
                                            -------------  -------------  -------------  -------------  -------------
ASSETS
Investments at fair value                   $  15,780,333  $  13,798,740  $   1,934,290  $   2,244,769  $      88,177
                                            -------------  -------------  -------------  -------------  -------------

     Total assets                           $  15,780,333  $  13,798,740  $   1,934,290  $   2,244,769  $      88,177
                                            =============  =============  =============  =============  =============


NET ASSETS
Accumulation units                          $  15,746,594  $  13,702,982  $   1,925,401  $   2,244,769  $      88,177
Contracts in payout (annuitization) period         33,739         95,758          8,889              -              -
                                            -------------  -------------  -------------  -------------  -------------

     Total net assets                       $  15,780,333  $  13,798,740  $   1,934,290  $   2,244,769  $      88,177
                                            =============  =============  =============  =============  =============


FUND SHARE INFORMATION
     Number of shares                             944,365      1,203,029      1,454,353        211,571         16,606
                                            =============  =============  =============  =============  =============

     Cost                                   $  18,286,795  $  14,911,636  $   6,531,227  $   2,369,413  $     136,511
                                            =============  =============  =============  =============  =============


See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                      Morgan Stanley Variable Investment Series Sub-Accounts
                                            -------------------------------------------------------------------------

                                                Money         Pacific        Quality        S&P 500       Short-term
                                               Market         Growth       Income Plus       Index           Bond
                                            -------------  -------------  -------------  -------------  -------------
ASSETS
Investments at fair value                   $  16,762,505  $   1,828,941  $  24,853,881  $   7,591,315  $   1,007,613
                                            -------------  -------------  -------------  -------------  -------------

     Total assets                           $  16,762,505  $   1,828,941  $  24,853,881  $   7,591,315  $   1,007,613
                                            =============  =============  =============  =============  =============


NET ASSETS
Accumulation units                          $  16,732,475  $   1,822,355  $  24,614,559  $   7,591,315  $   1,007,613
Contracts in payout (annuitization) period         30,030          6,586        239,322              -              -
                                            -------------  -------------  -------------  -------------  -------------

     Total net assets                       $  16,762,505  $   1,828,941  $  24,853,881  $   7,591,315  $   1,007,613
                                            =============  =============  =============  =============  =============


FUND SHARE INFORMATION
     Number of shares                          16,762,505        459,533      2,355,818        724,362         99,077
                                            =============  =============  =============  =============  =============

     Cost                                   $  16,762,505  $   2,414,888  $  24,739,074  $   8,669,981  $   1,007,378
                                            =============  =============  =============  =============  =============


See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                 Morgan Stanley Variable          Morgan Stanley Variable Investment Series
                                             Investment Series Sub-Accounts            (Class Y Shares) Sub-Accounts
                                            --------------------------------  -------------------------------------------------

                                                                                                                  Competitive
                                                                                 Aggressive        Capital            Edge,
                                              Strategist        Utilities          Equity           Growth        "Best Ideas"
                                            ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value                   $    26,074,384  $    16,721,420  $       119,101  $       141,358  $        14,435
                                            ---------------  ---------------  ---------------  ---------------  ---------------

     Total assets                           $    26,074,384  $    16,721,420  $       119,101  $       141,358  $        14,435
                                            ===============  ===============  ===============  ===============  ===============


NET ASSETS
Accumulation units                          $    25,983,515  $    16,646,996  $       119,101  $       141,358  $        14,435
Contracts in payout (annuitization) period           90,869           74,424                -                -                -
                                            ---------------  ---------------  ---------------  ---------------  ---------------

     Total net assets                       $    26,074,384  $    16,721,420  $       119,101  $       141,358  $        14,435
                                            ===============  ===============  ===============  ===============  ===============


FUND SHARE INFORMATION
     Number of shares                             1,870,472        1,135,195           11,711           10,386            2,022
                                            ===============  ===============  ===============  ===============  ===============

     Cost                                   $    27,580,120  $    19,446,804  $       130,294  $       154,402  $        13,905
                                            ===============  ===============  ===============  ===============  ===============


See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                  Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                            -----------------------------------------------------------------------------------

                                                                                                    Global
                                                Dividend                          European         Dividend          High
                                                 Growth           Equity           Growth           Growth           Yield
                                            ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value                   $     1,406,971  $       503,891  $       316,820  $       134,378  $        54,781
                                            ---------------  ---------------  ---------------  ---------------  ---------------

     Total assets                           $     1,406,971  $       503,891  $       316,820  $       134,378  $        54,781
                                            ===============  ===============  ===============  ===============  ===============


NET ASSETS
Accumulation units                          $     1,406,971  $       503,891  $       316,820  $       134,378  $        54,781
Contracts in payout (annuitization) period                -                -                -                -                -
                                            ---------------  ---------------  ---------------  ---------------  ---------------

     Total net assets                       $     1,406,971  $       503,891  $       316,820  $       134,378  $        54,781
                                            ===============  ===============  ===============  ===============  ===============


FUND SHARE INFORMATION
     Number of shares                               104,452           22,257           19,028           11,757           41,189
                                            ===============  ===============  ===============  ===============  ===============

     Cost                                   $     1,440,519  $       513,606  $       306,690  $       134,793  $        59,059
                                            ===============  ===============  ===============  ===============  ===============


See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                  Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                            -----------------------------------------------------------------------------------

                                                 Income                            Money           Pacific          Quality
                                                Builder        Information         Market          Growth         Income Plus
                                            ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value                   $        48,955  $        74,819  $     8,735,514  $        16,652  $     1,209,884
                                            ---------------  ---------------  ---------------  ---------------  ---------------

     Total assets                           $        48,955  $        74,819  $     8,735,514  $        16,652  $     1,209,884
                                            ===============  ===============  ===============  ===============  ===============


NET ASSETS
Accumulation units                          $        48,955  $        74,819  $     8,735,514  $        16,652  $     1,209,884
Contracts in payout (annuitization) period                -                -                -                -                -
                                            ---------------  ---------------  ---------------  ---------------  ---------------

     Total net assets                       $        48,955  $        74,819  $     8,735,514  $        16,652  $     1,209,884
                                            ===============  ===============  ===============  ===============  ===============


FUND SHARE INFORMATION
     Number of shares                                 4,618           14,117        8,735,514            4,173          114,790
                                            ===============  ===============  ===============  ===============  ===============

     Cost                                   $        48,556  $        72,429  $     8,735,514  $        23,800  $     1,203,794
                                            ===============  ===============  ===============  ===============  ===============


See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                                                                  Aim Variable
                                                         Morgan Stanley Variable Investment Series              Insurance Funds
                                                               (Class Y Shares) Sub-Accounts                      Sub-Accounts
                                            ------------------------------------------------------------------  ---------------

                                                                                                                   Aim V.I.
                                                S&P 500         Short-term                                         Capital
                                                 Index             Bond          Strategist       Utilities      Appreciation
                                            ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value                   $       594,323  $     2,715,791  $     1,097,409  $       534,122  $       484,705
                                            ---------------  ---------------  ---------------  ---------------  ---------------

     Total assets                           $       594,323  $     2,715,791  $     1,097,409  $       534,122  $       484,705
                                            ===============  ===============  ===============  ===============  ===============


NET ASSETS
Accumulation units                          $       594,323  $     2,715,791  $     1,097,409  $       534,122  $       484,705
Contracts in payout (annuitization) period                -                -                -                -                -
                                            ---------------  ---------------  ---------------  ---------------  ---------------

     Total net assets                       $       594,323  $     2,715,791  $     1,097,409  $       534,122  $       484,705
                                            ===============  ===============  ===============  ===============  ===============


FUND SHARE INFORMATION
     Number of shares                                56,927          267,302           78,780           36,285           22,316
                                            ===============  ===============  ===============  ===============  ===============

     Cost                                   $       586,151  $     2,712,174  $     1,122,492  $       600,618  $       767,065
                                            ===============  ===============  ===============  ===============  ===============


See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                  Aim Variable Insurance
                                                    Funds Sub-Accounts           Alliance Variable Product Series Fund Sub-Accounts
                                            ----------------------------------  ----------------------------------------------------

                                                Aim V.I.           Aim V.I.         Alliance      Alliance Growth   Alliance Premier
                                                 Growth             Value            Growth           & Income           Growth
                                            ----------------  ----------------  ----------------  ----------------  ----------------
ASSETS
Investments at fair value                   $        445,896  $      1,257,131  $        375,127  $      3,035,133  $        796,738
                                            ----------------  ----------------  ----------------  ----------------  ----------------

     Total assets                           $        445,896  $      1,257,131  $        375,127  $      3,035,133  $        796,738
                                            ================  ================  ================  ================  ================


NET ASSETS
Accumulation units                          $        445,896  $      1,257,131  $        375,127  $      3,035,133  $        796,738
Contracts in payout (annuitization) period                 -                 -                 -                 -                 -
                                            ----------------  ----------------  ----------------  ----------------  ----------------

     Total net assets                       $        445,896  $      1,257,131  $        375,127  $      3,035,133  $        796,738
                                            ================  ================  ================  ================  ================


FUND SHARE INFORMATION
     Number of shares                                 27,239            53,839            23,000           137,773            31,870
                                            ================  ================  ================  ================  ================

     Cost                                   $        665,967  $      1,480,928  $        523,843  $      3,113,013  $      1,122,749
                                            ================  ================  ================  ================  ================


See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                                                      the Universal Institutional
                                                      Putnam Variable Trust Sub-Accounts               Funds, Inc. Sub-Accounts
                                            ----------------------------------------------------  ----------------------------------

                                                                                                     Emerging
                                                VT Growth     VT International                        Markets            Equity
                                               and Income          Growth          VT Voyager          Equity            Growth
                                            ----------------  ----------------  ----------------  ----------------  ----------------
ASSETS
Investments at fair value                   $        861,905  $        602,763  $      1,076,744  $        495,405  $      2,352,472
                                            ----------------  ----------------  ----------------  ----------------  ----------------

     Total assets                           $        861,905  $        602,763  $      1,076,744  $        495,405  $      2,352,472
                                            ================  ================  ================  ================  ================


NET ASSETS
Accumulation units                          $        861,905  $        602,763  $      1,076,744  $        495,405  $      2,352,472
Contracts in payout (annuitization) period                 -                 -                 -                 -                 -
                                            ----------------  ----------------  ----------------  ----------------  ----------------

     Total net assets                       $        861,905  $        602,763  $      1,076,744  $        495,405  $      2,352,472
                                            ================  ================  ================  ================  ================


FUND SHARE INFORMATION
     Number of shares                                 36,771            48,767            37,701            74,722           165,550
                                            ================  ================  ================  ================  ================

     Cost                                   $        904,294  $        594,065  $      1,663,534  $        727,072  $      3,078,776
                                            ================  ================  ================  ================  ================


See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                                                     Van Kampen        Van Kampen
                                                                                                  Life Investment   Life Investment
                                                                                                       Trust        Trust (Class II)
                                            The Universal Institutional Funds, Inc. Sub-Accounts    Sub-Account       Sub-Account
                                            ----------------------------------------------------  ----------------------------------

                                                                                                                      LIT Emerging
                                              International       Mid Cap          U.S. Real        LIT Emerging         Growth
                                                 Magnum            Value             Estate            Growth        (Class II) (a)
                                            ----------------  ----------------  ----------------  ----------------  ----------------
ASSETS
Investments at fair value                   $        736,215  $        845,516  $        879,551  $      3,662,912  $        125,009
                                            ----------------  ----------------  ----------------  ----------------  ----------------

     Total assets                           $        736,215  $        845,516  $        879,551  $      3,662,912  $        125,009
                                            ================  ================  ================  ================  ================


NET ASSETS
Accumulation units                          $        736,215  $        845,516  $        879,551  $      3,653,813  $        125,009
Contracts in payout (annuitization) period                 -                 -                 -             9,099                 -
                                            ----------------  ----------------  ----------------  ----------------  ----------------

     Total net assets                       $        736,215  $        845,516  $        879,551  $      3,662,912  $        125,009
                                            ================  ================  ================  ================  ================


FUND SHARE INFORMATION
     Number of shares                                 77,824            58,071            72,811           129,158             4,417
                                            ================  ================  ================  ================  ================

     Cost                                   $        885,994  $        855,606  $        837,986  $      5,598,800  $        121,349
                                            ================  ================  ================  ================  ================


(a) For the Period Beginning May 1, 2001 and Ended December 31, 2001


See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                  Morgan Stanley Variable Investment Series Sub-Accounts
                                                      -----------------------------------------------------------------------------

                                                                                       Competitive
                                                        Aggressive       Capital           Edge,         Dividend
                                                          Equity         Growth        "Best Ideas"       Growth          Equity
                                                      -------------   -------------   -------------   -------------   -------------
NET INVESTMENT INCOME (LOSS)
Dividends                                             $      11,915   $      42,909   $      17,133   $   1,086,008   $     262,837
Charges from Allstate Life Insurance Company
  of New York:
     Mortality and expense risk                             (41,205)        (93,586)        (35,029)       (758,551)       (616,496)
     Administrative expense                                  (3,162)         (7,276)         (2,614)        (59,253)        (47,938)
                                                      -------------   -------------   -------------   -------------   -------------

         Net investment income (loss)                       (32,452)        (57,953)        (20,510)        268,204        (401,597)
                                                      -------------   -------------   -------------   -------------   -------------


NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
     Proceeds from sales                                  1,195,540       1,898,461         700,719      11,094,030      13,402,325
     Cost of investments sold                             1,659,930       2,234,108         916,282      12,479,995      16,937,587
                                                      -------------   -------------   -------------   -------------   -------------

         Realized gains (losses) on fund shares            (464,390)       (335,647)       (215,563)     (1,385,965)     (3,535,262)

Realized gain distributions                                       -         536,806         194,475               -      10,705,070
                                                      -------------   -------------   -------------   -------------   -------------

         Net realized gains (losses)                       (464,390)        201,159         (21,088)     (1,385,965)      7,169,808

Change in unrealized gains (losses)                        (827,900)     (2,669,856)       (747,511)     (2,889,150)    (25,266,502)
                                                      -------------   -------------   -------------   -------------   -------------

         Net realized and unrealized gains
           (losses) on investments                       (1,292,290)     (2,468,697)       (768,599)     (4,275,115)    (18,096,694)
                                                      -------------   -------------   -------------   -------------   -------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                       $  (1,324,742)  $  (2,526,650)  $    (789,109)  $  (4,006,911)  $ (18,498,291)
                                                      =============   =============   =============   =============   =============


See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                    Morgan Stanley Variable Investment Series Sub-Accounts
                                                           ------------------------------------------------------------------------

                                                                             Global
                                                             European       Dividend         High          Income
                                                              Growth         Growth          Yield         Builder      Information
                                                           ------------   ------------   ------------   ------------   ------------
NET INVESTMENT INCOME (LOSS)
Dividends                                                  $    237,835   $    427,994   $    536,795   $     98,414   $        230
Charges from Allstate Life Insurance Company
   of New York:
     Mortality and expense risk                                (250,635)      (199,326)       (38,644)       (28,296)        (1,774)
     Administrative expense                                     (19,580)       (15,678)        (3,036)        (2,162)          (131)
                                                           ------------   ------------   ------------   ------------   ------------

         Net investment income (loss)                           (32,380)       212,990        495,115         67,956         (1,675)
                                                           ------------   ------------   ------------   ------------   ------------


NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
     Proceeds from sales                                     20,046,872      3,264,099      1,059,261        636,996         79,864
     Cost of investments sold                                22,771,265      3,421,827      2,771,782        653,984        135,827
                                                           ------------   ------------   ------------   ------------   ------------

         Realized gains (losses) on fund shares              (2,724,393)      (157,728)    (1,712,521)       (16,988)       (55,963)

Realized gain distributions                                   3,762,099        184,368              -              -              -
                                                           ------------   ------------   ------------   ------------   ------------

         Net realized gains (losses)                          1,037,706         26,640     (1,712,521)       (16,988)       (55,963)

Change in unrealized gains (losses)                          (5,614,860)    (1,556,758)        (6,645)       (24,618)       (47,330)
                                                           ------------   ------------   ------------   ------------   ------------

         Net realized and unrealized gains
           (losses) on investments                           (4,577,154)    (1,530,118)    (1,719,166)       (41,606)      (103,293)
                                                           ------------   ------------   ------------   ------------   ------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                            $ (4,609,534)  $ (1,317,128)  $ (1,224,051)  $     26,350   $   (104,968)
                                                           ============   ============   ============   ============   ============


See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                 Morgan Stanley Variable Investment Series Sub-Accounts
                                                      -----------------------------------------------------------------------------

                                                          Money          Pacific         Quality         S&P 500        Short-term
                                                          Market          Growth       Income Plus        Index            Bond
                                                      -------------   -------------   -------------   -------------   -------------
NET INVESTMENT INCOME (LOSS)
Dividends                                             $     621,825   $      36,514   $   1,446,601   $      77,231   $      20,203
Charges from Allstate Life Insurance Company
  of New York:
     Mortality and expense risk                            (214,396)        (32,741)       (313,775)       (110,428)         (5,936)
     Administrative expense                                 (16,727)         (2,565)        (24,369)         (8,256)           (457)
                                                      -------------   -------------   -------------   -------------   -------------

         Net investment income (loss)                       390,702           1,208       1,108,457         (41,453)         13,810
                                                      -------------   -------------   -------------   -------------   -------------


NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
     Proceeds from sales                                  8,537,081       8,382,791      28,062,107       1,404,474         749,198
     Cost of investments sold                             8,537,081      10,139,814      28,053,264       1,611,049         746,628
                                                      -------------   -------------   -------------   -------------   -------------

         Realized gains (losses) on fund shares                   -      (1,757,023)          8,843        (206,575)          2,570

Realized gain distributions                                       -               -               -               -               -
                                                      -------------   -------------   -------------   -------------   -------------

         Net realized gains (losses)                              -      (1,757,023)          8,843        (206,575)          2,570

Change in unrealized gains (losses)                               -         948,894         710,275      (1,055,069)           (139)
                                                      -------------   -------------   -------------   -------------   -------------

         Net realized and unrealized gains
           (losses) on investments                                -        (808,129)        719,118      (1,261,644)          2,431
                                                      -------------   -------------   -------------   -------------   -------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                       $     390,702   $    (806,921)  $   1,827,575   $  (1,303,097)  $      16,241
                                                      =============   =============   =============   =============   =============


See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                    Morgan Stanley Variable          Morgan Stanley Variable Investment Series
                                                 Investment Series Sub-Accounts            (Class Y Shares) Sub-Accounts
                                                 -------------------------------   ---------------------------------------------

                                                                                                                      Competitive
                                                                                     Aggressive        Capital            Edge,
                                                   Strategist       Utilities          Equity           Growth        "Best Ideas"
                                                 --------------   --------------   --------------   --------------   --------------
NET INVESTMENT INCOME (LOSS)
Dividends                                        $      759,474   $      494,072   $           94   $          104   $            5
Charges from Allstate Life Insurance Company
   of New York:
     Mortality and expense risk                        (379,883)        (285,665)            (653)            (693)             (57)
     Administrative expense                             (29,681)         (22,199)             (45)             (49)              (5)
                                                 --------------   --------------   --------------   --------------   --------------

         Net investment income (loss)                   349,910          186,208             (604)            (638)             (57)
                                                 --------------   --------------   --------------   --------------   --------------


NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
     Proceeds from sales                              6,475,645        4,852,991            3,715           27,590               59
     Cost of investments sold                         6,401,487        4,527,344            5,129           30,113               60
                                                 --------------   --------------   --------------   --------------   --------------

         Realized gains (losses) on fund shares          74,158          325,647           (1,414)          (2,523)              (1)

Realized gain distributions                           1,295,812        1,431,204                -            1,418               69
                                                 --------------   --------------   --------------   --------------   --------------

         Net realized gains (losses)                  1,369,970        1,756,851           (1,414)          (1,105)              68

Change in unrealized gains (losses)                  (5,594,919)      (8,778,552)          (8,436)         (12,919)             530
                                                 --------------   --------------   --------------   --------------   --------------

         Net realized and unrealized gains
           (losses) on investments                   (4,224,949)      (7,021,701)          (9,850)         (14,024)             598
                                                 --------------   --------------   --------------   --------------   --------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                  $   (3,875,039)  $   (6,835,493)  $      (10,454)  $      (14,662)  $          541
                                                 ==============   ==============   ==============   ==============   ==============


See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                            Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                                           ------------------------------------------------------------------------

                                                                                                           Global
                                                             Dividend                      European       Dividend        High
                                                              Growth         Equity         Growth         Growth         Yield
                                                           ------------   ------------   ------------   ------------   ------------
NET INVESTMENT INCOME (LOSS)
Dividends                                                  $      9,881   $        147   $        995   $        351   $      1,843
Charges from Allstate Life Insurance Company
  of New York:
     Mortality and expense risk                                  (5,667)        (2,464)        (7,667)          (690)           (79)
     Administrative expense                                        (418)          (173)          (563)           (49)            (6)
                                                           ------------   ------------   ------------   ------------   ------------

         Net investment income (loss)                             3,796         (2,490)        (7,235)          (388)         1,758
                                                           ------------   ------------   ------------   ------------   ------------


NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
     Proceeds from sales                                         42,814         16,621     47,734,864          4,363            428
     Cost of investments sold                                    45,442         22,612     47,369,928          4,857            455
                                                           ------------   ------------   ------------   ------------   ------------

         Realized gains (losses) on fund shares                  (2,628)        (5,991)       364,936           (494)           (27)

Realized gain distributions                                           -         11,012         16,430            152              -
                                                           ------------   ------------   ------------   ------------   ------------

         Net realized gains (losses)                             (2,628)         5,021        381,366           (342)           (27)

Change in unrealized gains (losses)                             (33,548)        (7,094)         9,870           (415)        (4,278)
                                                           ------------   ------------   ------------   ------------   ------------

         Net realized and unrealized gains
           (losses) on investments                              (36,176)        (2,073)       391,236           (757)        (4,305)
                                                           ------------   ------------   ------------   ------------   ------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                            $    (32,380)  $     (4,563)  $    384,001   $     (1,145)  $     (2,547)
                                                           ============   ============   ============   ============   ============


See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                         Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                                      -----------------------------------------------------------------------------

                                                         Income                           Money           Pacific        Quality
                                                         Builder       Information        Market          Growth       Income Plus
                                                      -------------   -------------   -------------   -------------   -------------
NET INVESTMENT INCOME (LOSS)
Dividends                                             $         696   $           -   $      33,065   $       1,157   $      25,287
Charges from Allstate Life Insurance Company
  of New York:
     Mortality and expense risk                                (149)            (71)        (19,050)         (3,919)         (5,786)
     Administrative expense                                     (11)             (5)         (1,406)           (289)           (422)
                                                      -------------   -------------   -------------   -------------   -------------

         Net investment income (loss)                           536             (76)         12,609          (3,051)         19,079
                                                      -------------   -------------   -------------   -------------   -------------


NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
     Proceeds from sales                                      3,130              72     105,569,988      31,099,898       1,743,858
     Cost of investments sold                                 3,230              66     105,569,988      30,834,448       1,747,817
                                                      -------------   -------------   -------------   -------------   -------------

         Realized gains (losses) on fund shares                (100)              6               -         265,450          (3,959)

Realized gain distributions                                       -               -               -               -               -
                                                      -------------   -------------   -------------   -------------   -------------

         Net realized gains (losses)                           (100)              6               -         265,450          (3,959)

Change in unrealized gains (losses)                             399           2,390               -          (7,148)          6,090
                                                      -------------   -------------   -------------   -------------   -------------

         Net realized and unrealized gains
           (losses) on investments                              299           2,396               -         258,302           2,131
                                                      -------------   -------------   -------------   -------------   -------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                       $         835   $       2,320   $      12,609   $     255,251   $      21,210
                                                      =============   =============   =============   =============   =============


See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                                                                     Aim Variable
                                                           Morgan Stanley Variable Investment Series                Insurance Funds
                                                                 (Class Y Shares) Sub-Accounts                       Sub-Accounts
                                            ---------------------------------------------------------------------   ---------------

                                                                                                                        Aim V.I.
                                                S&P 500         Short-term                                               Capital
                                                 Index             Bond           Strategist         Utilities        Appreciation
                                            ---------------   ---------------   ---------------   ---------------   ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                                   $           48    $       17,530    $        5,836    $        1,524    $       37,673
Charges from Allstate Life Insurance
  Company of New York:
     Mortality and expense risk                     (1,575)           (4,876)           (5,703)           (2,850)           (6,954)
     Administrative expense                           (118)             (350)             (413)             (205)             (517)
                                            ---------------   ---------------   ---------------   ---------------   ---------------

         Net investment income (loss)               (1,645)           12,304              (280)           (1,531)           30,202
                                            ---------------   ---------------   ---------------   ---------------   ---------------


NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
     Proceeds from sales                            26,779         8,214,348           211,636         1,158,054           214,881
     Cost of investments sold                       27,851         8,212,192           220,279         1,167,382           299,739
                                            ---------------   ---------------   ---------------   ---------------   ---------------

         Realized gains (losses) on
           fund shares                              (1,072)            2,156            (8,643)           (9,328)          (84,858)

Realized gain distributions                              -                 -            10,070             4,573                 -
                                            ---------------   ---------------   ---------------   ---------------   ---------------

         Net realized gains (losses)                (1,072)            2,156             1,427            (4,755)          (84,858)

Change in unrealized gains (losses)                  8,172             3,617           (24,045)          (66,539)          (99,058)
                                            ---------------   ---------------   ---------------   ---------------   ---------------

         Net realized and unrealized
           gains (losses) on
           investments                               7,100             5,773           (22,618)          (71,294)         (183,916)
                                            ---------------   ---------------   ---------------   ---------------   ---------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                             $         5,455   $        18,077   $      (22,898)   $      (72,825)   $     (153,714)
                                            ===============   ===============   ===============   ===============   ===============


See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                  Aim Variable Insurance
                                                    Funds Sub-Accounts           Alliance Variable Product Series Fund Sub-Accounts
                                            ----------------------------------  ----------------------------------------------------

                                                Aim V.I.           Aim V.I.         Alliance      Alliance Growth   Alliance Premier
                                                 Growth             Value            Growth          & Income            Growth
                                            ----------------  ----------------  ----------------  ----------------  ----------------
NET INVESTMENT INCOME (LOSS)
Dividends                                   $         1,066   $        26,393   $           729   $         8,635   $             -
Charges from Allstate Life Insurance
  Company of New York:
     Mortality and expense risk                      (6,320)          (11,476)           (4,124)          (22,765)           (9,960)
     Administrative expense                            (475)             (853)             (318)           (1,715)             (754)
                                            ----------------  ----------------  ----------------  ----------------  ----------------

         Net investment income (loss)                (5,729)           14,064            (3,713)          (15,845)          (10,714)
                                            ----------------  ----------------  ----------------  ----------------  ----------------


NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
     Proceeds from sales                            200,411            91,760            70,670           496,978            43,349
     Cost of investments sold                       342,740           113,455           100,140           544,496            60,339
                                            ----------------  ----------------  ----------------  ----------------  ----------------

         Realized gains (losses) on
           fund shares                             (142,329)          (21,695)          (29,470)          (47,518)          (16,990)

Realized gain distributions                               -                 -            52,375            66,888            42,683
                                            ----------------  ----------------  ----------------  ----------------  ----------------

         Net realized gains (losses)               (142,329)          (21,695)           22,905            19,370            25,693

Change in unrealized gains (losses)                 (53,699)          (99,368)         (110,890)          (98,913)         (176,952)
                                            ----------------  ----------------  ----------------  ----------------  ----------------

         Net realized and unrealized
           gains (losses) on investments           (196,028)         (121,063)          (87,985)          (79,543)         (151,259)
                                            ----------------  ----------------  ----------------  ----------------  ----------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                             $      (201,757)  $      (106,999)  $       (91,698)  $       (95,388)  $      (161,973)
                                            ================  ================  ================  ================  ================


See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                                                    The Universal Institutional
                                                    Putnam Variable Trust Sub-Accounts                Funds, Inc. Sub-Accounts
                                           ----------------------------------------------------  ----------------------------------

                                                                                                     Emerging
                                              VT Growth      VT International                         Markets           Equity
                                              and Income          Growth          VT Voyager          Equity            Growth
                                           ----------------  ----------------  ----------------  ----------------  ----------------
NET INVESTMENT INCOME (LOSS)
Dividends                                  $         8,387   $         1,622   $        11,032   $             -   $             -
Charges from Allstate Life Insurance
  Company of New York:
     Mortality and expense risk                     (8,890)          (14,863)          (12,650)           (8,544)          (32,659)
     Administrative expense                           (666)           (1,119)             (947)             (638)           (2,466)
                                           ----------------  ----------------  ----------------  ----------------  ----------------

         Net investment income (loss)               (1,169)          (14,360)           (2,565)           (9,182)          (35,125)
                                           ----------------  ----------------  ----------------  ----------------  ----------------


NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
     Proceeds from sales                           219,291        37,280,496           108,791           407,865           637,083
     Cost of investments sold                      227,510        37,151,323           170,081           636,852           851,129
                                           ----------------  ----------------  ----------------  ----------------  ----------------

         Realized gains (losses) on
           fund shares                              (8,219)          129,173           (61,290)         (228,987)         (214,046)

Realized gain distributions                          6,183            66,107           199,408                 -             3,046
                                           ----------------  ----------------  ----------------  ----------------  ----------------

         Net realized gains (losses)                (2,036)          195,280           138,118          (228,987)         (211,000)

Change in unrealized gains (losses)                (60,053)           31,143          (393,139)          144,990          (252,978)
                                           ----------------  ----------------  ----------------  ----------------  ----------------

         Net realized and unrealized
           gains (losses) on investments           (62,089)          226,423          (255,021)          (83,997)         (463,978)
                                           ----------------  ----------------  ----------------  ----------------  ----------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                            $       (63,258)  $       212,063   $      (257,586)  $       (93,179)  $      (499,103)
                                           ================  ================  ================  ================  ================


See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                                                   Van Kampen         Van Kampen
                                                                                                 Life Investment   Life Investment
                                                                                                      Trust        Trust (Class II)
                                           The Universal Institutional Funds, Inc. Sub-Accounts    Sub-Account       Sub-Account
                                           ----------------------------------------------------  ----------------  ----------------

                                                                                                                     LIT Emerging
                                            International        Mid Cap          U.S. Real        LIT Emerging         Growth
                                                Magnum            Value             Estate            Growth        (Class II) (a)
                                           ----------------  ----------------  ----------------  ----------------  ----------------
NET INVESTMENT INCOME (LOSS)
Dividends                                  $         4,101   $             -   $        30,833   $         5,565   $             -
Charges from Allstate Life Insurance
  Company of New York:
     Mortality and expense risk                    (14,612)           (6,974)           (7,081)          (63,702)             (334)
     Administrative expense                         (1,097)             (531)             (537)           (4,830)              (24)
                                           ----------------  ----------------  ----------------  ----------------  ----------------

         Net investment income (loss)              (11,608)           (7,505)           23,215           (62,967)             (358)
                                           ----------------  ----------------  ----------------  ----------------  ----------------


NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
     Proceeds from sales                        20,776,631           118,971           102,984         1,510,856               343
     Cost of investments sold                   20,865,724           133,517            95,167         2,118,517               342
                                           ----------------  ----------------  ----------------  ----------------  ----------------

         Realized gains (losses) on
           fund shares                             (89,093)          (14,546)            7,817          (607,661)                1

Realized gain distributions                              -               631             5,091                 -                 -
                                           ----------------  ----------------  ----------------  ----------------  ----------------

         Net realized gains (losses)               (89,093)          (13,915)           12,908          (607,661)                1

Change in unrealized gains (losses)                (85,315)           11,985             5,260        (1,488,567)            3,660
                                           ----------------  ----------------  ----------------  ----------------  ----------------

         Net realized and unrealized
           gains (losses) on
           investments                            (174,408)           (1,930)           18,168        (2,096,228)            3,661
                                           ----------------  ----------------  ----------------  ----------------  ----------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                            $      (186,016)  $        (9,435)  $        41,383   $    (2,159,195)  $         3,303
                                           ================  ================  ================  ================  ================


(a) For the Period Beginning May 1, 2001 and Ended December 31, 2001


See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                             Morgan Stanley Variable Investment Series Sub-Accounts
                                           ----------------------------------------------------------------------------------------

                                                                                                            Competitive Edge,
                                                Aggressive Equity               Capital Growth                 "Best Ideas"
                                           ----------------------------  ----------------------------  ----------------------------

                                                2001          2000           2001           2000           2001           2000
                                           -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)               $     (32,452) $     (51,542) $     (57,953) $    (131,624) $     (20,510) $     (37,010)
Net realized gains (losses)                     (464,390)       (15,015)       201,159      1,831,333        (21,088)        44,275
Change in unrealized gains (losses)             (827,900)      (402,654)    (2,669,856)    (1,748,253)      (747,511)      (740,865)
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from operations                          (1,324,742)      (469,211)    (2,526,650)       (48,544)      (789,109)      (733,600)
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                         119,156      1,582,393         91,257        816,753         35,482        926,663
Benefit payments                                       -              -       (106,754)      (128,248)       (32,295)             -
Payments on termination                         (348,819)      (138,523)      (909,763)      (837,137)      (166,602)      (255,494)
Contract maintenance charge                         (420)        (2,099)        (1,186)        (3,939)          (779)        (1,679)
Transfers among the sub-accounts
     and with the Fixed Account - net           (592,591)     3,276,077       (455,284)     1,331,135       (423,830)       819,799
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from capital transactions                  (822,674)     4,717,848     (1,381,730)     1,178,564       (588,024)     1,489,289
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS             (2,147,416)     4,248,637     (3,908,380)     1,130,020     (1,377,133)       755,689

NET ASSETS AT BEGINNING OF PERIOD              4,612,134        363,497      9,674,601      8,544,581      3,430,862      2,675,173
                                           -------------  -------------  -------------  -------------  -------------  -------------

NET ASSETS AT END OF PERIOD                $   2,464,718  $   4,612,134  $   5,766,221  $   9,674,601  $   2,053,729  $   3,430,862
                                           =============  =============  =============  =============  =============  =============


UNITS OUTSTANDING
 Units outstanding at beginning of period        328,876         25,114        309,693        273,071        346,451        219,958
   Units issued                                   39,422        370,860         17,647         76,498         10,569        173,477
   Units redeemed                               (119,099)       (67,098)       (73,173)       (39,876)       (82,604)       (46,984)
                                           -------------  -------------  -------------  -------------  -------------  -------------
 Units outstanding at end of period              249,199        328,876        254,167        309,693        274,416        346,451
                                           =============  =============  =============  =============  =============  =============


See notes to financial statements

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                         Morgan Stanley Variable Investment Series Sub-Accounts
                                           ----------------------------------------------------------------------------------------

                                                  Dividend Growth                   Equity                   European Growth
                                           ----------------------------  ----------------------------  ----------------------------

                                               2001           2000           2001            2000          2001            2000
                                           -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)               $     268,204  $     458,595  $    (401,597) $    (624,168) $     (32,380) $    (217,340)
Net realized gains (losses)                   (1,385,965)    13,054,880      7,169,808     14,418,371      1,037,706      5,436,403
Change in unrealized gains (losses)           (2,889,150)   (12,543,718)   (25,266,502)   (25,246,762)    (5,614,860)    (7,108,416)
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from operations                          (4,006,911)       969,757    (18,498,291)   (11,452,559)    (4,609,534)    (1,889,353)
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                         656,469      2,493,856        690,957      5,077,519        173,789      1,569,368
Benefit payments                                (490,319)      (606,803)      (197,152)      (592,576)      (147,015)      (358,295)
Payments on termination                       (8,139,272)    (8,827,127)    (6,052,603)    (8,812,921)    (2,733,103)    (3,510,199)
Contract maintenance charge                      (16,904)       (31,271)        (9,111)       (29,411)        (5,115)       (12,356)
Transfers among the sub-accounts
     and with the Fixed Account - net           (769,710)   (12,254,730)    (5,924,772)     7,817,857     (2,297,861)       613,968
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from capital transactions                (8,759,736)   (19,226,075)   (11,492,681)     3,460,468     (5,009,305)    (1,697,514)
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS            (12,766,647)   (18,256,318)   (29,990,972)    (7,992,091)    (9,618,839)    (3,586,867)

NET ASSETS AT BEGINNING OF PERIOD             65,173,320     83,429,638     68,449,347     76,441,438     25,399,172     28,986,039
                                           -------------  -------------  -------------  -------------  -------------  -------------

NET ASSETS AT END OF PERIOD                $  52,406,673  $  65,173,320  $  38,458,375  $  68,449,347  $  15,780,333  $  25,399,172
                                           =============  =============  =============  =============  =============  =============


UNITS OUTSTANDING
 Units outstanding at beginning of period      1,775,483      2,360,181      1,012,847        977,456        624,465        668,116
   Units issued                                   91,218        151,517         43,653        225,298        539,519        102,304
   Units redeemed                               (339,179)      (736,215)      (267,127)      (189,907)      (685,503)      (145,955)
                                           -------------  -------------  -------------  -------------  -------------  -------------
 Units outstanding at end of period            1,527,522      1,775,483        789,373      1,012,847        478,481        624,465
                                           =============  =============  =============  =============  =============  =============


See notes to financial statements

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                            Morgan Stanley Variable Investment Series Sub-Accounts
                                           ----------------------------------------------------------------------------------------

                                              Global Dividend Growth              High Yield                 Income Builder
                                           ----------------------------  ----------------------------  ----------------------------

                                                2001          2000           2001           2000           2001           2000
                                           -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)               $     212,990  $    (131,382) $     495,115  $   1,057,415  $      67,956  $      83,380
Net realized gains (losses)                       26,640      1,952,285     (1,712,521)    (1,650,607)       (16,988)       (48,579)
Change in unrealized gains (losses)           (1,556,758)    (2,831,976)        (6,645)    (1,535,168)       (24,618)       (81,680)
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from operations                          (1,317,128)    (1,011,073)    (1,224,051)    (2,128,360)        26,350        (46,879)
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                          84,713        761,066         28,492        111,124        158,689        264,260
Benefit payments                                 (95,520)       (78,402)       (56,753)      (150,414)       (54,542)       (71,831)
Payments on termination                       (1,894,199)    (2,532,499)      (427,355)    (1,344,640)      (207,269)      (264,740)
Contract maintenance charge                       (4,321)        (8,469)          (999)        (2,385)          (558)          (816)
Transfers among the sub-accounts
     and with the Fixed Account - net           (834,578)    (2,062,090)      (240,695)    (1,211,145)       309,983       (606,003)
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from capital transactions                (2,743,905)    (3,920,394)      (697,310)    (2,597,460)       206,303       (679,130)
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS             (4,061,033)    (4,931,467)    (1,921,361)    (4,725,820)       232,653       (726,009)

NET ASSETS AT BEGINNING OF PERIOD             17,859,773     22,791,240      3,855,651      8,581,471      2,012,116      2,738,125
                                           -------------  -------------  -------------  -------------  -------------  -------------

NET ASSETS AT END OF PERIOD                $  13,798,740  $  17,859,773  $   1,934,290  $   3,855,651  $   2,244,769  $   2,012,116
                                           =============  =============  =============  =============  =============  =============


UNITS OUTSTANDING
 Units outstanding at beginning of period        966,910      1,186,511        240,357        357,632        157,001        210,931
   Units issued                                   28,415         69,434         29,267         20,796         74,748         23,806
   Units redeemed                               (187,148)      (289,035)       (84,984)      (138,071)       (58,076)       (77,736)
                                           -------------  -------------  -------------  -------------  -------------  -------------
 Units outstanding at end of period              808,177        966,910        184,640        240,357        173,673        157,001
                                           =============  =============  =============  =============  =============  =============


See notes to financial statements

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                          Morgan Stanley Variable Investment Series Sub-Accounts
                                           ----------------------------------------------------------------------------------------

                                                   Information                   Money Market                 Pacific Growth
                                           ----------------------------  ----------------------------  ----------------------------

                                               2001          2000 (b)         2001           2000           2001           2000
                                           -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)               $      (1,675) $         (68) $     390,702  $     623,256  $       1,208  $      11,076
Net realized gains (losses)                      (55,963)             -              -              -     (1,757,023)      (307,952)
Change in unrealized gains (losses)              (47,330)        (1,004)             -              -        948,894     (1,612,153)
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from operations                            (104,968)        (1,072)       390,702        623,256       (806,921)    (1,909,029)
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                               -        152,782        272,791      2,202,916         14,307        370,587
Benefit payments                                       -              -       (177,374)      (486,171)        (2,495)       (33,003)
Payments on termination                                -              -     (5,312,194)    (5,088,258)      (321,383)      (747,286)
Contract maintenance charge                          (39)           (39)        (3,898)        (5,282)          (729)        (1,794)
Transfers among the sub-accounts
     and with the Fixed Account - net             26,428         15,085      8,345,027       (605,262)      (419,175)       (82,941)
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from capital transactions                    26,389        167,828      3,124,352     (3,982,057)      (729,475)      (494,437)
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS                (78,579)       166,756      3,515,054     (3,358,801)    (1,536,396)    (2,403,466)

NET ASSETS AT BEGINNING OF PERIOD                166,756              -     13,247,451     16,606,252      3,365,337      5,768,803
                                           -------------  -------------  -------------  -------------  -------------  -------------

NET ASSETS AT END OF PERIOD                $      88,177  $     166,756  $  16,762,505  $  13,247,451  $   1,828,941  $   3,365,337
                                           =============  =============  =============  =============  =============  =============


UNITS OUTSTANDING
 Units outstanding at beginning of period         17,950              -        942,069      1,234,539        584,829        657,654
   Units issued                                    3,554         17,954      1,068,008      1,206,941      1,604,791        252,429
   Units redeemed                                 (4,645)            (4)      (846,206)    (1,499,411)    (1,745,576)      (325,254)
                                           -------------  -------------  -------------  -------------  -------------  -------------
 Units outstanding at end of period               16,859         17,950      1,163,871        942,069        444,044        584,829
                                           =============  =============  =============  =============  =============  =============


(b) For the Period Beginning November 6, 2000 and Ended December 31, 2000



See notes to financial statements

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                           Morgan Stanley Variable Investment Series Sub-Accounts
                                           ----------------------------------------------------------------------------------------

                                               Quality Income Plus               S&P 500 Index               Short-term Bond
                                           ----------------------------  ----------------------------  ----------------------------

                                                2001           2000          2001           2000           2001            2000
                                           -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)               $   1,108,457  $   1,360,050  $     (41,453) $     (81,245) $      13,810  $       1,397
Net realized gains (losses)                        8,843       (519,334)      (206,575)       167,594          2,570             (9)
Change in unrealized gains (losses)              710,275      1,375,087     (1,055,069)    (1,119,537)          (139)           400
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from operations                           1,827,575      2,215,803     (1,303,097)    (1,033,188)        16,241          1,788
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                         650,633      1,420,654        325,927      1,809,194         53,771          7,095
Benefit payments                                (453,903)    (1,107,467)      (110,727)       (43,853)             -              -
Payments on termination                       (3,585,060)    (3,766,280)      (644,458)      (359,256)       (52,737)           (99)
Contract maintenance charge                       (5,487)       (11,012)        (2,567)        (4,328)          (220)           (17)
Transfers among the sub-accounts
     and with the Fixed Account - net          2,676,889     (1,945,883)        71,970        843,329        926,009         52,353
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from capital transactions                  (716,928)    (5,409,988)      (359,855)     2,245,086        926,823         59,332
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS              1,110,647     (3,194,185)    (1,662,952)     1,211,898        943,064         61,120

NET ASSETS AT BEGINNING OF PERIOD             23,743,234     26,937,419      9,254,267      8,042,369         64,549          3,429
                                           -------------  -------------  -------------  -------------  -------------  -------------

NET ASSETS AT END OF PERIOD                $  24,853,881  $  23,743,234  $   7,591,315  $   9,254,267  $   1,007,613  $      64,549
                                           =============  =============  =============  =============  =============  =============


UNITS OUTSTANDING
 Units outstanding at beginning of period      1,192,400      1,481,548        786,013        610,198          6,142            341
   Units issued                                1,471,352        155,738        103,301        325,905        245,045          8,325
   Units redeemed                             (1,508,026)      (444,886)      (143,918)      (150,090)      (160,016)        (2,524)
                                           -------------  -------------  -------------  -------------  -------------  -------------
 Units outstanding at end of period            1,155,726      1,192,400        745,396        786,013         91,171          6,142
                                           =============  =============  =============  =============  =============  =============


See notes to financial statements

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                                                                          Morgan Stanley Variable
                                                                                                            Investment Series
                                                                                                             (Class Y Shares)
                                             Morgan Stanley Variable Investment Series Sub-Accounts            Sub-Accounts
                                           ----------------------------------------------------------  ----------------------------

                                                    Strategist                     Utilities                 Aggressive Equity
                                           ----------------------------  ----------------------------  ----------------------------

                                               2001            2000           2001          2000           2001         2000 (c)
                                           -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)               $     349,910  $     476,562  $     186,208  $     223,732  $        (604) $         (89)
Net realized gains (losses)                    1,369,970      6,195,568      1,756,851      3,284,142         (1,414)           (31)
Change in unrealized gains (losses)           (5,594,919)    (6,552,871)    (8,778,552)    (3,023,937)        (8,436)        (2,757)
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from operations                          (3,875,039)       119,259     (6,835,493)       483,937        (10,454)        (2,877)
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                         296,055      2,204,043        291,602      1,270,605         87,303         44,379
Benefit payments                                (726,041)      (418,938)      (211,890)      (265,506)             -              -
Payments on termination                       (4,088,652)    (5,901,362)    (2,784,478)    (4,068,822)        (2,988)          (249)
Contract maintenance charge                       (7,896)       (17,575)        (4,601)       (12,339)           (49)           (10)
Transfers among the sub-accounts
     and with the Fixed Account - net           (342,068)       405,001       (936,895)       583,882          4,200           (154)
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from capital transactions                (4,868,602)    (3,728,831)    (3,646,262)    (2,492,180)        88,466         43,966
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS             (8,743,641)    (3,609,572)   (10,481,755)    (2,008,243)        78,012         41,089

NET ASSETS AT BEGINNING OF PERIOD             34,818,025     38,427,597     27,203,175     29,211,418         41,089              -
                                           -------------  -------------  -------------  -------------  -------------  -------------

NET ASSETS AT END OF PERIOD                $  26,074,384  $  34,818,025  $  16,721,420  $  27,203,175  $     119,101  $      41,089
                                           =============  =============  =============  =============  =============  =============


UNITS OUTSTANDING
 Units outstanding at beginning of period      1,116,708      1,235,118        815,531        889,678          4,504              -
   Units issued                                   57,539        146,267         40,115        100,441         10,123          4,533
   Units redeemed                               (229,938)      (264,677)      (170,759)      (174,588)          (442)           (29)
                                           -------------  -------------  -------------  -------------  -------------  -------------
 Units outstanding at end of period              944,309      1,116,708        684,887        815,531         14,185          4,504
                                           =============  =============  =============  =============  =============  =============




(c) For the Period Beginning May 1, 2000 and Ended December 31, 2000



See notes to financial statements

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                    Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                           ----------------------------------------------------------------------------------------

                                                                              Competitive Edge,
                                                  Capital Growth                 "Best Ideas"                Dividend Growth
                                           ----------------------------  ----------------------------  ----------------------------

                                               2001          2000 (c)         2001         2000 (c)        2001          2000 (c)
                                           -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)               $       (638)  $        (52)  $        (57)  $          -   $      3,796   $          -
Net realized gains (losses)                      (1,105)            (9)            68              -         (2,628)             -
Change in unrealized gains (losses)             (12,919)          (125)           530              -        (33,548)             -
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from operations                            (14,662)          (186)           541              -        (32,380)             -
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                        158,595         25,309         12,889              -      1,452,667              -
Benefit payments                                      -              -              -              -              -              -
Payments on termination                          (1,848)          (154)             -              -        (15,918)             -
Contract maintenance charge                         (22)            (6)             -              -              -              -
Transfers among the sub-accounts
     and with the Fixed Account - net           (25,668)             -          1,005              -          2,602              -
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from capital transactions                  131,057         25,149         13,894              -      1,439,351              -
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS               116,395         24,963         14,435              -      1,406,971              -

NET ASSETS AT BEGINNING OF PERIOD                24,963              -              -              -              -              -
                                           -------------  -------------  -------------  -------------  -------------  -------------

NET ASSETS AT END OF PERIOD                $    141,358   $     24,963   $     14,435   $          -   $  1,406,971   $          -
                                           =============  =============  =============  =============  =============  =============


UNITS OUTSTANDING
 Units outstanding at beginning
  of period                                       2,584              -              -              -              -              -
   Units issued                                  17,367          2,601          1,635              -        155,016              -
   Units redeemed                                (3,020)           (17)             -              -         (4,797)             -
                                           -------------  -------------  -------------  -------------  -------------  -------------
 Units outstanding at end of period              16,931          2,584          1,635              -        150,219              -
                                           =============  =============  =============  =============  =============  =============


(c) For the Period Beginning May 1, 2000 and Ended December 31, 2000


See notes to financial statements

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                   Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                           ----------------------------------------------------------------------------------------

                                                      Equity                    European Growth           Global Dividend Growth
                                           ----------------------------  ----------------------------  ----------------------------

                                                2001         2000 (c)        2001         2000 (c)         2001          2000 (c)
                                           -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)               $     (2,490)  $        (66)  $     (7,235)  $        (16)  $       (388)  $          -
Net realized gains (losses)                       5,021             76        381,366              -           (342)             -
Change in unrealized gains (losses)              (7,094)        (2,621)         9,870            260           (415)             -
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from operations                             (4,563)        (2,611)       384,001            244         (1,145)             -
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                        479,472         44,204      1,362,296          7,610        135,700              -
Benefit payments                                      -              -              -              -              -              -
Payments on termination                          (3,665)          (249)        (2,696)           (95)          (378)             -
Contract maintenance charge                         (49)           (10)            (8)            (2)             -              -
Transfers among the sub-accounts
     and with the Fixed Account - net            (8,490)          (148)    (1,434,530)             -            201              -
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from capital transactions                  467,268         43,797        (74,938)         7,513        135,523              -
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS               462,705         41,186        309,063          7,757        134,378              -

NET ASSETS AT BEGINNING OF PERIOD                41,186              -          7,757              -              -              -
                                           -------------  -------------  -------------  -------------  -------------  -------------

NET ASSETS AT END OF PERIOD                $    503,891   $     41,186   $    316,820   $      7,757   $    134,378   $          -
                                           =============  =============  =============  =============  =============  =============


UNITS OUTSTANDING
 Units outstanding at beginning of period         4,536              -            734              -              -              -
   Units issued                                  61,306          4,565      5,801,729            744         13,862              -
   Units redeemed                                (2,152)           (29)    (5,769,136)           (10)           (40)             -
                                           -------------  -------------  -------------  -------------  -------------  -------------
 Units outstanding at end of period              63,690          4,536         33,327            734         13,822              -
                                           =============  =============  =============  =============  =============  =============


(c) For the Period Beginning May 1, 2000 and Ended December 31, 2000


See notes to financial statements

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                     Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                           ----------------------------------------------------------------------------------------

                                                    High Yield                  Income Builder                  Information
                                           ----------------------------  ----------------------------  ----------------------------

                                                2001         2000 (c)         2001         2000 (c)        2001         2000 (c)
                                           -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)               $      1,758   $          -   $        536   $          -   $        (76)  $          -
Net realized gains (losses)                         (27)             -           (100)             -              6              -
Change in unrealized gains (losses)              (4,278)             -            399              -          2,390              -
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from operations                             (2,547)             -            835              -          2,320              -
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                         53,612              -         40,298              -         72,501              -
Benefit payments                                      -              -              -              -              -              -
Payments on termination                            (354)             -         (2,986)             -              -              -
Contract maintenance charge                           -              -              -              -              -              -
Transfers among the sub-accounts
     and with the Fixed Account - net             4,070              -         10,808              -             (2)             -
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from capital transactions                   57,328              -         48,120              -         72,499              -
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS                54,781              -         48,955              -         74,819              -

NET ASSETS AT BEGINNING OF PERIOD                     -              -              -              -              -              -
                                           -------------  -------------  -------------  -------------  -------------  -------------

NET ASSETS AT END OF PERIOD                $     54,781   $          -   $     48,955   $          -   $     74,819   $          -
                                           =============  =============  =============  =============  =============  =============


UNITS OUTSTANDING
 Units outstanding at beginning of period             -              -              -              -              -              -
   Units issued                                   8,615              -          5,080              -          8,369              -
   Units redeemed                                  (251)             -              -              -              -              -
                                           -------------  -------------  -------------  -------------  -------------  -------------
 Units outstanding at end of period               8,364              -          5,080              -          8,369              -
                                           =============  =============  =============  =============  =============  =============


(c) For the Period Beginning May 1, 2000 and Ended December 31, 2000


See notes to financial statements

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                    Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                           ----------------------------------------------------------------------------------------

                                                   Money Market                 Pacific Growth             Quality Income Plus
                                           ----------------------------  ----------------------------  ----------------------------

                                               2001         2000 (c)          2001         2000 (c)         2001         2000 (c)
                                           -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)               $     12,609   $          -   $     (3,051)  $          -   $     19,079   $          -
Net realized gains (losses)                           -              -        265,450              -         (3,959)             -
Change in unrealized gains (losses)                   -              -         (7,148)             -          6,090              -
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from operations                             12,609              -        255,251              -         21,210              -
                                           -------------   ------------   ------------   ------------  -------------   ------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                      6,670,788              -        218,115              -      1,233,502              -
Benefit payments                                      -              -              -              -              -              -
Payments on termination                            (799)             -              -              -         (3,670)             -
Contract maintenance charge                           -              -              -              -              -              -
Transfers among the sub-accounts
     and with the Fixed Account - net         2,052,916              -       (456,714)             -        (41,158)             -
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from capital transactions                8,722,905              -       (238,599)             -      1,188,674              -
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS             8,735,514              -         16,652              -      1,209,884              -

NET ASSETS AT BEGINNING OF PERIOD                     -              -              -              -              -              -
                                           -------------  -------------  -------------  -------------  -------------  -------------

NET ASSETS AT END OF PERIOD                $  8,735,514   $          -   $     16,652   $          -   $  1,209,884   $          -
                                           =============  =============  =============  =============  =============  =============


UNITS OUTSTANDING
 Units outstanding at beginning of period             -              -              -              -              -              -
   Units issued                              11,403,258              -      5,107,593              -        286,488              -
   Units redeemed                           (10,555,847)             -     (5,105,426)             -       (171,438)             -
                                           -------------  -------------  -------------  -------------  -------------  -------------
 Units outstanding at end of period             847,411              -          2,167              -        115,050              -
                                           =============  =============  =============  =============  =============  =============


(c) For the Period Beginning May 1, 2000 and Ended December 31, 2000


See notes to financial statements

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                    Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                           ----------------------------------------------------------------------------------------

                                                  S&P 500 Index                 Short-term Bond                 Strategist
                                           ----------------------------  ----------------------------  ----------------------------

                                               2001            2001           2001          2001           2001          2000 (c)
                                           -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)               $     (1,645)  $          -   $     12,304   $          -   $       (280)  $         53
Net realized gains (losses)                      (1,072)             -          2,156              -          1,427             87
Change in unrealized gains (losses)               8,172              -          3,617              -        (24,045)        (1,038)
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from operations                              5,455              -         18,077              -        (22,898)          (898)
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                        579,083              -        310,778              -      1,105,951         31,377
Benefit payments                                      -              -              -              -              -              -
Payments on termination                         (13,669)             -         (3,200)             -        (15,123)          (249)
Contract maintenance charge                           -              -              -              -            (33)            (7)
Transfers among the sub-accounts
     and with the Fixed Account - net            23,454              -      2,390,136              -           (711)             -
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from capital transactions                  588,868              -      2,697,714              -      1,090,084         31,121
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS               594,323              -      2,715,791              -      1,067,186         30,223

NET ASSETS AT BEGINNING OF PERIOD                     -              -              -              -         30,223              -
                                           -------------  -------------  -------------  -------------  -------------  -------------

NET ASSETS AT END OF PERIOD                $    594,323   $          -   $  2,715,791   $          -   $  1,097,409   $     30,223
                                           =============  =============  =============  =============  =============  =============


UNITS OUTSTANDING
 Units outstanding at beginning of period             -              -              -              -          3,094              -
   Units issued                                  69,417              -      1,047,624              -        117,913          3,121
   Units redeemed                                (4,234)             -       (790,838)             -         (4,862)           (27)
                                           -------------  -------------  -------------  -------------  -------------  -------------
 Units outstanding at end of period              65,183              -        256,786              -        116,145          3,094
                                           =============  =============  =============  =============  =============  =============


(c) For the Period Beginning May 1, 2000 and Ended December 31, 2000


See notes to financial statements

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                               Morgan Stanley Variable
                                                  Investment Series
                                                  (Class Y Shares)
                                                    Sub-Accounts                 Aim Variable Insurance Funds Sub-Accounts
                                           ----------------------------  ----------------------------------------------------------

                                                                                   Aim V.I.
                                                     Utilities               Capital Appreciation            Aim V.I. Growth
                                           ----------------------------  ----------------------------  ----------------------------

                                                2001         2000 (c)         2001         2000 (c)         2001         2000 (c)
                                           -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)               $     (1,531)  $         27   $     30,202   $     (3,583)  $     (5,729)  $     (2,358)
Net realized gains (losses)                      (4,755)            15        (84,858)        16,485       (142,329)        15,932
Change in unrealized gains (losses)             (66,539)            43        (99,058)      (183,302)       (53,699)      (166,372)
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from operations                            (72,825)            85       (153,714)      (170,400)      (201,757)      (152,798)
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                        677,111         10,044         62,061        479,531         63,532        482,378
Benefit payments                                      -              -              -              -              -              -
Payments on termination                          (4,713)             -        (14,122)       (14,887)        (6,991)          (400)
Contract maintenance charge                         (13)            (2)           (18)          (163)           (27)          (117)
Transfers among the sub-accounts
     and with the Fixed Account - net           (75,565)             -        (47,287)       343,704        107,977        154,099
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from capital transactions                  596,820         10,042            634        808,185        164,491        635,960
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS               523,995         10,127       (153,080)       637,785        (37,266)       483,162

NET ASSETS AT BEGINNING OF PERIOD                10,127              -        637,785              -        483,162              -
                                           -------------  -------------  -------------  -------------  -------------  -------------

NET ASSETS AT END OF PERIOD                $    534,122   $     10,127   $    484,705   $    637,785   $    445,896   $    483,162
                                           =============  =============  =============  =============  =============  =============


UNITS OUTSTANDING
 Units outstanding at beginning of period         1,051              -         76,665              -         65,846              -
   Units issued                                 197,500          1,051         46,036         78,185         69,159         65,910
   Units redeemed                              (133,265)             -        (47,674)        (1,520)       (48,851)           (64)
                                           -------------  -------------  -------------  -------------  -------------  -------------
 Units outstanding at end of period              65,286          1,051         75,027         76,665         86,154         65,846
                                           =============  =============  =============  =============  =============  =============


(c) For the Period Beginning May 1, 2000 and Ended December 31, 2000


See notes to financial statements

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                               Aim Variable Insurance
                                                 Funds Sub-Accounts          Alliance Variable Product Series Fund Sub-Accounts
                                           ----------------------------  ----------------------------------------------------------

                                                  Aim V.I. Value                Alliance Growth          Alliance Growth & Income
                                           ----------------------------  ----------------------------  ----------------------------

                                                2001        2000 (c)         2001         2000 (c)         2001          2000 (c)
                                           -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)               $     14,064   $     (2,914)  $     (3,713)  $     (1,502)  $    (15,845)  $     (1,719)
Net realized gains (losses)                     (21,695)        30,633         22,905         (4,959)        19,370            384
Change in unrealized gains (losses)             (99,368)      (124,429)      (110,890)       (37,826)       (98,913)        21,033
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from operations                           (106,999)       (96,710)       (91,698)       (44,287)       (95,388)        19,698
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                        452,803        349,826        172,549        145,264        784,360        186,774
Benefit payments                                      -              -              -              -         (9,363)             -
Payments on termination                          (6,383)           (65)        (4,871)        (2,599)      (168,816)             -
Contract maintenance charge                        (226)          (203)          (180)          (112)          (534)          (126)
Transfers among the sub-accounts
     and with the Fixed Account - net           193,486        471,602         (2,409)       203,470      2,035,409        283,119
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from capital transactions                  639,680        821,160        165,089        346,023      2,641,056        469,767
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS               532,681        724,450         73,391        301,736      2,545,668        489,465

NET ASSETS AT BEGINNING OF PERIOD               724,450              -        301,736              -        489,465              -
                                           -------------  -------------  -------------  -------------  -------------  -------------

NET ASSETS AT END OF PERIOD                $  1,257,131   $    724,450   $    375,127   $    301,736   $  3,035,133   $    489,465
                                           =============  =============  =============  =============  =============  =============


UNITS OUTSTANDING
 Units outstanding at beginning of period        90,601              -         37,056              -         45,491              -
   Units issued                                  91,195         94,404         33,170         52,674        307,066         47,206
   Units redeemed                               (11,898)        (3,803)       (10,618)       (15,618)       (61,287)        (1,715)
                                           -------------  -------------  -------------  -------------  -------------  -------------
 Units outstanding at end of period             169,898         90,601         59,608         37,056        291,270         45,491
                                           =============  =============  =============  =============  =============  =============


(c) For the Period Beginning May 1, 2000 and Ended December 31, 2000


See notes to financial statements

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                            Alliance Variable Products
                                             Series Fund Sub-Accounts               Putnam Variable Trust Sub-Accounts
                                           ----------------------------  ----------------------------------------------------------

                                             Alliance Premier Growth         VT Growth and Income        VT International Growth
                                           ----------------------------  ----------------------------  ----------------------------

                                                2001         2000 (c)         2001         2000 (c)         2001         2000 (c)
                                           -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)               $    (10,714)  $     (3,647)  $     (1,169)  $     (1,356)  $    (14,360)  $     (2,450)
Net realized gains (losses)                      25,693            637         (2,036)            33        195,280             75
Change in unrealized gains (losses)            (176,952)      (149,059)       (60,053)        17,664         31,143        (22,445)
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from operations                           (161,973)      (152,069)       (63,258)        16,341        212,063        (24,820)
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                        157,357        401,419        373,478         72,570      1,286,339         70,222
Benefit payments                                      -              -              -              -              -              -
Payments on termination                         (13,408)          (619)       (29,214)           (83)       (43,378)        (1,104)
Contract maintenance charge                        (173)          (238)          (112)          (136)          (113)          (205)
Transfers among the sub-accounts
     and with the Fixed Account - net           112,382        454,060        264,300        228,019     (1,404,083)       507,842
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from capital transactions                  256,158        854,622        608,452        300,370       (161,235)       576,755
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS                94,185        702,553        545,194        316,711         50,828        551,935

NET ASSETS AT BEGINNING OF PERIOD               702,553              -        316,711              -        551,935              -
                                           -------------  -------------  -------------  -------------  -------------  -------------

NET ASSETS AT END OF PERIOD                $    796,738   $    702,553   $    861,905   $    316,711   $    602,763   $    551,935
                                           =============  =============  =============  =============  =============  =============


UNITS OUTSTANDING
 Units outstanding at beginning of period        89,411              -         29,343              -         60,772              -
   Units issued                                  38,456         89,512         85,601         29,364      4,862,282         64,287
   Units redeemed                                (5,317)          (101)       (27,324)           (21)    (4,843,017)        (3,515)
                                           -------------  -------------  -------------  -------------  -------------  -------------
 Units outstanding at end of period             122,550         89,411         87,620         29,343         80,037         60,772
                                           =============  =============  =============  =============  =============  =============


(c) For the Period Beginning May 1, 2000 and Ended December 31, 2000


See notes to financial statements

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                  Putnam Variable
                                                 Trust Sub-Accounts         The Universal Institutional Funds, Inc. Sub-Accounts
                                           ----------------------------  ----------------------------------------------------------

                                                    VT Voyager             Emerging Markets Equity             Equity Growth
                                           ----------------------------  ----------------------------  ----------------------------

                                               2001         2000 (c)         2001           2000           2001           2000
                                           -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)               $     (2,565)  $     (5,267)  $     (9,182)  $    (16,651)  $    (35,125)  $    (39,421)
Net realized gains (losses)                     138,118           (442)      (228,987)       168,768       (211,000)       296,238
Change in unrealized gains (losses)            (393,139)      (193,651)       144,990       (675,310)      (252,978)      (787,724)
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from operations                           (257,586)      (199,360)       (93,179)      (523,193)      (499,103)      (530,907)
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                        352,682        616,011         71,852        334,319        147,873      1,069,952
Benefit payments                                      -              -              -              -        (17,936)        (9,463)
Payments on termination                         (19,264)          (398)       (51,510)      (156,902)       (93,639)      (141,443)
Contract maintenance charge                        (223)          (322)          (160)          (326)          (709)        (1,292)
Transfers among the sub-accounts
     and with the Fixed Account - net            28,209        556,995       (139,076)        25,365       (307,390)       871,239
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from capital transactions                  361,404      1,172,286       (118,894)       202,456       (271,801)     1,788,993
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS               103,818        972,926       (212,073)      (320,737)      (770,904)     1,258,086

NET ASSETS AT BEGINNING OF PERIOD               972,926              -        707,478      1,028,215      3,123,376      1,865,290
                                           -------------  -------------  -------------  -------------  -------------  -------------

NET ASSETS AT END OF PERIOD                $  1,076,744   $    972,926   $    495,405   $    707,478   $  2,352,472   $  3,123,376
                                           =============  =============  =============  =============  =============  =============


UNITS OUTSTANDING
 Units outstanding at beginning of period       119,806              -         86,237         75,435        258,557        134,319
   Units issued                                  60,353        121,859         33,836         60,428         39,507        191,001
   Units redeemed                               (17,019)        (2,053)       (55,247)       (49,626)       (63,787)       (66,763)
                                           -------------  -------------  -------------  -------------  -------------  -------------
 Units outstanding at end of period             163,140        119,806         64,826         86,237        234,277        258,557
                                           =============  =============  =============  =============  =============  =============


(c) For the Period Beginning May 1, 2000 and Ended December 31, 2000


See notes to financial statements

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                          The Universal Institutional Funds, Inc. Sub-Accounts
                                           ----------------------------------------------------------------------------------------

                                               International Magnum              Mid Cap Value               U.S. Real Estate
                                           ----------------------------  ----------------------------  ----------------------------

                                               2001            2000           2001         2000 (c)         2001           2000
                                           -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)               $    (11,608)  $     (5,853)  $     (7,505)  $       (620)  $     23,215   $      2,711
Net realized gains (losses)                     (89,093)        33,059        (13,915)        24,692         12,908          3,800
Change in unrealized gains (losses)             (85,315)      (158,169)        11,985        (22,075)         5,260         58,875
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from operations                           (186,016)      (130,963)        (9,435)         1,997         41,383         65,386
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                      1,181,013        204,760        146,675         14,122        119,720         60,262
Benefit payments                                 (4,568)             -              -              -         (5,037)             -
Payments on termination                        (106,565)       (38,463)        (2,979)             -        (15,955)       (14,613)
Contract maintenance charge                        (150)          (386)          (221)           (60)          (238)          (195)
Transfers among the sub-accounts
     and with the Fixed Account - net        (1,171,373)       234,224        494,094        201,323        360,570         53,947
                                           -------------  -------------  -------------  -------------  -------------  -------------

Increase (decrease) in net assets
     from capital transactions                 (101,643)       400,135        637,569        215,385        459,060         99,401
                                           -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS              (287,659)       269,172        628,134        217,382        500,443        164,787

NET ASSETS AT BEGINNING OF PERIOD             1,023,874        754,702        217,382              -        379,108        214,321
                                           -------------  -------------  -------------  -------------  -------------  -------------

NET ASSETS AT END OF PERIOD                $    736,215   $  1,023,874   $    845,516   $    217,382   $    879,551   $    379,108
                                           =============  =============  =============  =============  =============  =============


UNITS OUTSTANDING
 Units outstanding at beginning of period        98,197         62,479         21,228              -         33,802         24,353
   Units issued                               2,577,105         52,638         79,211         23,295         50,134         19,111
   Units redeemed                            (2,586,897)       (16,920)       (13,953)        (2,067)       (10,199)        (9,662)
                                           -------------  -------------  -------------  -------------  -------------  -------------
 Units outstanding at end of period              88,405         98,197         86,486         21,228         73,737         33,802
                                           =============  =============  =============  =============  =============  =============


(c) For the Period Beginning May 1, 2000 and Ended December 31, 2000


See notes to financial statements

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                                                                             Van Kampen
                                                                                                          Life Investment
                                                                   Van Kampen Life Investment             Trust (Class II)
                                                                        Trust Sub-Account                   Sub-Account
                                                            -----------------------------------------   -------------------
                                                                                                            LIT Emerging
                                                                                                              Growth
                                                                       LIT Emerging Growth                  (Class II)
                                                            -----------------------------------------   -------------------

                                                                    2001                 2000                 2001 (a)
                                                            -------------------   -------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                                $          (62,967)   $          (97,373)   $             (358)
Net realized gains (losses)                                           (607,661)              262,006                     1
Change in unrealized gains (losses)                                 (1,488,567)           (1,702,494)                3,660
                                                            -------------------   -------------------   -------------------

Increase (decrease) in net assets
     from operations                                                (2,159,195)           (1,537,861)                3,303
                                                            -------------------   -------------------   -------------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                                               266,345             2,032,786               123,732
Benefit payments                                                        (2,563)              (37,095)                    -
Payments on termination                                               (203,636)             (399,520)                  (26)
Contract maintenance charge                                             (1,404)               (3,194)                    -
Transfers among the sub-accounts
     and with the Fixed Account - net                               (1,083,858)            3,294,928                (2,000)
                                                            -------------------   -------------------   -------------------

Increase (decrease) in net assets
     from capital transactions                                      (1,025,116)            4,887,905               121,706
                                                            -------------------   -------------------   -------------------

INCREASE (DECREASE) IN NET ASSETS                                   (3,184,311)            3,350,044               125,009

NET ASSETS AT BEGINNING OF PERIOD                                    6,847,223             3,497,179                     -
                                                            -------------------   -------------------   -------------------

NET ASSETS AT END OF PERIOD                                 $        3,662,912    $        6,847,223    $          125,009
                                                            ===================   ===================   ===================


UNITS OUTSTANDING
 Units outstanding at beginning of period                              319,870               144,717                     -
   Units issued                                                         29,174               259,642                14,251
   Units redeemed                                                      (94,034)              (84,489)                   (3)
                                                            -------------------   -------------------   -------------------
 Units outstanding at end of period                                    255,010               319,870                14,248
                                                            ===================   ===================   ===================


(a) For the Period Beginning May 1, 2001 and Ended December 31, 2001


See notes to financial statements

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1.    ORGANIZATION

      Allstate Life of New York Variable Annuity Account II (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Allstate Life Insurance Company of New York ("Allstate New York"). The assets of the Account are legally segregated from those of Allstate New York. Allstate New York is wholly owned by Allstate Life Insurance Company, a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by The Allstate Corporation.

      Allstate New York issues three variable annuity contracts, the Allstate Variable Annuity II, the Allstate Variable Annuity 3 and the Allstate Variable Annuity 3 AssetManager (collectively the "Contracts"), the deposits of which are invested at the direction of the contractholders in the sub-accounts that comprise the Account. Absent any contract provisions wherein Allstate New York contractually guarantees either a minimum return or account value upon death or annuitization, variable annuity contractholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-accounts invest in the following underlying mutual fund portfolios (collectively the "Funds"):

      MORGAN STANLEY VARIABLE INVESTMENT SERIES
           Aggressive Equity                             Information
           Capital Growth                                Money Market
           Competitive Edge, "Best Ideas"                Pacific Growth
           Dividend Growth                               Quality Income Plus
           Equity                                        S&P 500 Index
           European Growth                               Short-term Bond
           Global Dividend Growth                        Strategist
           High Yield                                    Utilities
           Income Builder
      MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS Y SHARES)
           Aggressive Equity                             Information
           Capital Growth                                Money Market
           Competitive Edge, "Best Ideas"                Pacific Growth
           Dividend Growth                               Quality Income Plus
           Equity                                        S&P 500 Index
           European Growth                               Short-term Bond
           Global Dividend Growth                        Strategist
           High Yield                                    Utilities
           Income Builder
      AIM VARIABLE INSURANCE FUNDS
           AIM V.I. Capital Appreciation                 AIM V.I. Value
           AIM V.I. Growth
      ALLIANCE VARIABLE PRODUCT SERIES FUND
           Alliance Growth                               Alliance Premier Growth
           Alliance Growth & Income
      PUTNAM VARIABLE TRUST
           VT Growth and Income                          VT Voyager
           VT International Growth

--------------------------------------------------------------------------------

1.    ORGANIZATION (CONTINUED)

      THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
           Emerging Markets Equity                       Mid Cap Value
           Equity Growth                                 U.S. Real Estate
           International Magnum
      VAN KAMPEN LIFE INVESTMENT TRUST
           LIT Emerging Growth
      VAN KAMPEN LIFE INVESTMENT TRUST (CLASS II)
           LIT Emerging Growth (Class II)

      Allstate New York provides insurance and administrative services to the contractholder for a fee. Allstate New York also maintains a fixed account ("Fixed Account"), to which contractholders may direct their deposits and receive a fixed rate of return. Allstate New York has sole discretion to invest the assets of the Fixed Account, subject to applicable law.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      INVESTMENTS - Investments consist of shares of the Funds and are stated at fair value based on quoted market prices.

      INVESTMENT INCOME - Investment income consists of dividends declared by the Funds and is recognized on the ex-dividend date.

      REALIZED GAINS AND LOSSES - Realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the Account and the cost of such shares, which is determined on a weighted average basis. Transactions are recorded on a trade date basis. Income from realized gain distributions are recorded on the Fund's ex-distribution date.

      FEDERAL INCOME TAXES - The Account intends to qualify as a segregated asset account as defined in the Internal Revenue Code ("Code"). As such, the operations of the Account are included in the tax return of Allstate New York. Allstate New York is taxed as a life insurance company under the Code. No federal income taxes are allocable to the Account as the Account did not generate taxable income.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      OTHER - To conform with the 2001 presentation, certain amounts in the prior year's financial statements and notes have been reclassified. In addition, disclosures have been revised to adopt appropriate provisions of the AICPA Audit and Accounting Guide, AUDITS OF INVESTMENT COMPANIES.

--------------------------------------------------------------------------------

3.    EXPENSES

      MORTALITY AND EXPENSE RISK CHARGE - Allstate New York assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a rate ranging from 1.25% to 1.48% per annum of daily net assets of the Account, based on the Contract and rider options selected. The mortality and expense risk charge covers insurance benefits available with the Contracts and certain expenses of the Contracts. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the Contracts. Allstate New York guarantees that the rate of this charge will not increase over the life of the Contract. At the contractholder's discretion, additional options, primarily death benefits, may be purchased for an additional charge.

      ADMINISTRATIVE EXPENSE CHARGE - Allstate New York deducts administrative expense charges daily at a rate equal to .10% per annum of the average daily net assets of the Account.

      CONTRACT MAINTENANCE CHARGE - Allstate New York deducts an annual maintenance charge of $30 on each Allstate Variable Annuity II contract and $35 on each Variable Annuity 3 and Variable Annuity 3 AssetManager contract anniversary and guarantees that this charge will not increase over the life of the contract. This charge will be waived if certain conditions are met.

--------------------------------------------------------------------------------

4. PURCHASES OF INVESTMENTS

   The cost of purchases of investments for the year ended December 31, 2001 were as follows:

                                                                      PURCHASES
                                                                     -------------
     Investments in the Morgan Stanley Variable Investment
          Series Sub-Accounts:
             Aggressive Equity                                       $     339,322
             Capital Growth                                                993,293
             Competitive Edge, "Best Ideas"                                285,848
             Dividend Growth                                             2,587,069
             Equity                                                     12,196,911
             European Growth                                            18,761,272
             Global Dividend Growth                                        913,324
             High Yield                                                    856,153
             Income Builder                                                910,779
             Information                                                   104,538
             Money Market                                               12,048,998
             Pacific Growth                                              7,653,727
             Quality Income Plus                                        28,448,014
             S&P 500 Index                                               1,000,975
             Short-term Bond                                             1,689,816
             Strategist                                                  3,244,521
             Utilities                                                   2,817,701

     Investments in the Morgan Stanley Variable Investment
          Series (Class Y Shares) Sub-Accounts:
             Aggressive Equity                                              91,566
             Capital Growth                                                159,421
             Competitive Edge, "Best Ideas"                                 13,965
             Dividend Growth                                             1,485,961
             Equity                                                        492,401
             European Growth                                            47,669,119
             Global Dividend Growth                                        139,650
             High Yield                                                     59,514
             Income Builder                                                 51,786
             Information                                                    72,495
             Money Market                                              114,305,502
             Pacific Growth                                             30,858,248
             Quality Income Plus                                         2,951,611
             S&P 500 Index                                                 614,002
             Short-term Bond                                            10,924,366
             Strategist                                                  1,311,504
             Utilities                                                   1,757,913

     Investments in the AIM Variable Insurance Funds Sub-Accounts:
             AIM V. I. Capital Appreciation                                245,566
             AIM V. I. Growth                                              359,059
             AIM V. I. Value                                               745,332

--------------------------------------------------------------------------------

4. PURCHASES OF INVESTMENTS (CONTINUED)

   The cost of purchases of investments for the year ended December 31, 2001 were as follows:

                                                                      PURCHASES
                                                                     -------------
     Investments in the Alliance Variable Product Series
          Fund Sub-Accounts:
             Alliance Growth                                         $     284,349
             Alliance Growth & Income                                    3,188,961
             Alliance Premier Growth                                       331,310

     Investments in the Putnam Variable Trust Sub-Accounts:
             VT Growth and Income                                          832,682
             VT International Growth                                    37,170,876
             VT Voyager                                                    666,807

     Investments in The Universal Institutional Funds, Inc.
          Sub-Accounts:
             Emerging Markets Equity                                       279,623
             Equity Growth                                                 332,464
             International Magnum                                       20,663,138
             Mid Cap Value                                                 749,613
             U.S. Real Estate                                              590,260

     Investments in the Van Kampen Life Investment Trust
          Sub-Account:
             LIT Emerging Growth                                           421,153

     Investments in the Van Kampen Life Investment Trust
          (Class II) Sub-Account:
             LIT Emerging Growth (Class II)                                121,691
                                                                     -------------

                                                                     $ 374,794,169
                                                                     =============

--------------------------------------------------------------------------------

5. FINANCIAL HIGHLIGHTS

   The range of lowest and highest accumulation unit values, the investment income ratio, the range of lowest and highest expense ratio assessed by Allstate New York, and the corresponding range of total return is presented for each rider option of the sub-account which had outstanding units during the period.

   As explained in Note 3, the expense ratio represents mortality and expense risk and administrative expense charges which are assessed as a percentage of daily net assets. The amount deducted is based upon the product and the number and magnitude of rider options selected by each contractholder. This results in several unit values for each sub-account based upon those choices.

   ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

       * INVESTMENT INCOME RATIO - This represents dividends, excluding realized gain distributions, received by the sub-account, net of management fees assessed by the fund manager, divided by the average net assets. This ratio excludes those expenses that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends in which the sub-accounts invest.

       ** EXPENSE RATIO - This represents the annualized contract expenses of the sub-account for the period and includes only those expenses that are charged through a reduction in the unit values. Excluded are expenses of the underlying fund portfolios and charges made directly to contractholder accounts through the redemption of units.

       *** TOTAL RETURN - This represents the total return for the period and reflects a deduction only for expenses assessed through the daily unit value calculation. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Returns were annualized for new products launched during 2001 to represent the return as if the contractholder was invested in the sub-account for the entire year.

           Sub-accounts with a date notation indicate the effective date of that investment option in the Account. The investment income ratio and total return are calculated for the period or from the effective date through the end of the reporting period.

                                                        At December 31, 2001            For the Year Ended December 31, 2001
                                                        --------------------  ------------------------------------------------------
                                                                              Investment
                                                           Accumulation         Income          Expense              Total
                                                            Unit Value          Ratio*           Ratio**             Return***
                                                        --------------------  -----------  ------------------  ---------------------
Investments in the Morgan Stanley Variable Investment
     Series Sub-Accounts:
        Aggressive Equity                               $ 9.87 -      $ 9.91     0.34 %    1.35 % -    1.48 %  -29.52 % -   -29.43 %
        Capital Growth                                   22.14 -       22.75     0.56      1.35   -    1.48    -27.40   -   -27.30
        Competitive Edge, "Best Ideas"                    7.47 -        7.51     0.62      1.35   -    1.48    -24.46   -   -24.36
        Dividend Growth                                  33.14 -       34.38     1.85      1.35   -    1.48     -6.60   -    -6.48
        Equity                                           47.08 -       48.84     0.49      1.35   -    1.48    -27.95   -   -27.86
        European Growth                                  31.86 -       33.05     1.16      1.35   -    1.48    -18.97   -   -18.87
        Global Dividend Growth                           16.64 -       17.10     2.70      1.35   -    1.48     -7.63   -    -7.51
        High Yield                                       10.21 -       10.49    18.54      1.35   -    1.48    -34.73   -   -34.64
        Income Builder                                   12.88 -       12.96     4.62      1.35   -    1.48      0.79   -     0.92
        Information                                       5.23 -        5.24     0.18      1.35   -    1.48    -43.72   -   -43.65
        Money Market                                     14.05 -       14.44     4.14      1.35   -    1.48      2.37   -     2.50
        Pacific Growth                                    4.01 -        4.13     1.41      1.35   -    1.48    -28.50   -   -28.41
        Quality Income Plus                              20.79 -       21.56     5.95      1.35   -    1.48      7.95   -     8.09
        S&P 500 Index                                    10.17 -       10.22     0.92      1.35   -    1.48    -13.53   -   -13.42
        Short-term Bond                                  11.03 -       11.07     3.77      1.35   -    1.48      5.15   -     5.29
        Strategist                                       26.67 -       27.67     2.49      1.35   -    1.48    -11.51   -   -11.39
        Utilities                                        23.60 -       24.48     2.25      1.35   -    1.48    -26.84   -   -26.75

--------------------------------------------------------------------------------

5. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                        At December 31, 2001            For the Year Ended December 31, 2001
                                                        --------------------  ------------------------------------------------------
                                                                              Investment
                                                           Accumulation         Income          Expense              Total
                                                            Unit Value          Ratio*           Ratio**             Return***
                                                        --------------------  -----------  ------------------  ---------------------
Investments in the Morgan Stanley Variable Investment
     Series (Class Y Shares) Sub-Accounts:
        Aggressive Equity                               $ 6.41 -      $ 9.20     0.12 %    1.35 % -    1.58 %  -29.74 % -   -29.59 %
        Capital Growth                                    6.99 -        8.84     0.13      1.35   -    1.58    -27.65   -   -27.51
        Competitive Edge, "Best Ideas"                    6.82 -        8.99     0.07      1.35   -    1.58    -10.28   -   -10.11
        Dividend Growth                                   9.32 -       10.25     1.40      1.35   -    1.58     -6.92   -    -6.75
        Equity                                            6.52 -        9.23     0.05      1.35   -    1.58    -28.22   -   -28.07
        European Growth                                   8.53 -        9.57     0.61      1.35   -    1.58    -19.21   -   -19.07
        Global Dividend Growth                            9.69 -        9.87     0.52      1.45   -    1.58     -1.41   -    -1.26
        High Yield                                        5.11 -        7.73     6.73      1.35   -    1.48    -22.76   -   -22.71
        Income Builder                                    9.63 -        9.64     2.84      1.35   -    1.48     -3.66   -    -3.59
        Information                                       8.94 -        8.94     0.00      1.48   -    1.48    -10.60   -   -10.60
        Money Market                                     10.06 -       10.32     0.76      1.35   -    1.58      0.51   -     0.68
        Pacific Growth                                    6.03 -        8.17    13.90      1.45   -    1.58    -39.72   -   -39.62
        Quality Income Plus                              10.43 -       11.23     4.18      1.35   -    1.58      4.19   -     4.36
        S&P 500 Index                                     8.10 -        9.46     0.02      1.35   -    1.58     -5.55   -    -5.38
        Short-term Bond                                  10.29 -       10.61     1.29      1.35   -    1.58      2.77   -     2.94
        Strategist                                        8.61 -        9.55     1.04      1.35   -    1.58    -11.81   -   -11.67
        Utilities                                         7.02 -        8.32     0.56      1.35   -    1.58    -27.15   -   -27.01

Investments in the AIM Variable Insurance Funds
     Sub-Accounts:
        AIM V. I. Capital Appreciation                    6.20 -        9.25     6.71      1.35   -    1.48    -24.41   -   -24.32
        AIM V. I. Growth                                  4.78 -        8.84     0.23      1.35   -    1.48    -34.86   -   -34.78
        AIM V. I. Value                                   6.89 -        9.38     2.66      1.35   -    1.48    -13.86   -   -13.74

Investments in the Alliance Variable Product Series
     Fund Sub-Accounts:
        Alliance Growth                                   6.12 -        9.14     0.22      1.35   -    1.48    -24.78   -   -24.68
        Alliance Growth & Income                          9.53 -       10.63     0.49      1.35   -    1.58     -1.37   -    -1.20
        Alliance Premier Growth                           6.39 -        9.33     0.00      1.35   -    1.58    -18.69   -   -18.51

Investments in the Putnam Variable Trust Sub-Accounts:
        VT Growth and Income                              9.46 -        9.97     1.42      1.35   -    1.58     -7.83   -    -7.65
        VT International Growth                           7.10 -        9.19     0.28      1.35   -    1.58    -21.85   -   -21.68
        VT Voyager                                        6.21 -        9.13     1.08      1.35   -    1.48    -23.56   -   -23.46

Investments in The Universal Institutional Funds, Inc.
     Sub-Accounts:
        Emerging Markets Equity                           7.55 -        9.77     0.00      1.35   -    1.48     -7.87   -    -7.75
        Equity Growth                                     7.30 -       10.14     0.00      1.35   -    1.58    -16.43   -   -16.26
        International Magnum                              7.88 -        9.11     0.47      1.35   -    1.58    -20.55   -   -20.38
        Mid Cap Value                                     9.65 -        9.87     0.00      1.35   -    1.58     -4.63   -    -4.46
        U.S. Real Estate                                 10.26 -       12.17     4.90      1.35   -    1.48      8.22   -     8.36

--------------------------------------------------------------------------------

5. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                        At December 31, 2001            For the Year Ended December 31, 2001
                                                        --------------------  ------------------------------------------------------
                                                                              Investment
                                                           Accumulation         Income          Expense              Total
                                                            Unit Value          Ratio*           Ratio**             Return***
                                                        --------------------  -----------  ------------------  ---------------------
Investments in the Van Kampen Life Investment Trust
     Sub-Account:
        LIT Emerging Growth                             $ 5.37 -     $ 14.49    0.11 %     1.35 % -    1.58 %  -32.59 % -   -32.42 %

Investments in the Van Kampen Life Investment Trust
     (Class II) Sub-Account:
        LIT Emerging Growth (Class II) (a)                8.77 -        8.78    0.00       1.35   -    1.48    -12.26   -   -12.20


     (a) For the Period Beginning May 1, 2001 and Ended December 31, 2001

                                     PART C

                                OTHER INFORMATION

24.  FINANCIAL STATEMENTS AND EXHIBITS

         (a)  FINANCIAL STATEMENTS

     Allstate Life Insurance Company of New York Financial Statements and Financial Statement Schedules and Allstate Life of New York Variable Annuity Account II Financial Statements are included in Part B of this Registration Statement.

         (b) EXHIBITS

     The following exhibits, correspond to those required by paragraph (b) of item 24 as to exhibits in Form N-4:

(1) Resolution of the Board of Directors of Allstate Life Insurance Company of New York authorizing establishment of the Variable Annuity Account II
(Incorporated herein by reference to Post-Effective Amendment No. 10 to Registrant's Form N-4 Registration Statement (File No. 033-35445)dated December 31, 1996).

(2)  Not Applicable.

(3)  General   Agent's   Agreement   (Incorporated   herein  by   reference   to
Post-effective Amendment No. 14 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated April 17, 1998).

(4)  (a)  Form  of  Contract  for  the  Preferred   Client  Variable  Annuity
          (Previously filed in Registrant's Form N-4 Initial Registration Statement (File No. 333-67852) dated August 17, 2001).

     (b) Form of Performance Death Benefit Rider for the Preferred Client Variable Annuity (Previously filed in the initial filing of this Registration Statement (File No. 333-67852) dated August 17, 2001).

(5) Form of Application for the Preferred Client Variable Annuity (Previously filed in the initial filing of this Registration Statement (File No. 333-67852) dated August 17, 2001).

(6)(a) Restated Certificate of Incorporation of Allstate Life Insurance Company of New York (Incorporated herein by reference to Depositor's Form 10-K annual report dated March 30, 1999).

   (b) Amended By-laws of Allstate Life Insurance Company of New York (Incorporated herein by reference to Depositor's Form 10-K annual report dated March 30, 1999).

(7) Not Applicable.

(8) Form of Participation Agreements

     (a) Morgan Stanley Variable Investment Series (Incorporated herein by reference to Post-Effective Amendment No. 9 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated April 30, 1996).

     (b) The Universal Institutional Funds, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 16 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated May 1, 2000).

     (c) AIM Variable Insurance Funds (Incorporated herein by reference to Post-Effective Amendment No. 16 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated May 1, 2000).

     (d)  Alliance  Variable  Products  Series  Fund  (Incorporated   herein  by
          reference to Post-Effective Amendment No. 16 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated May 1, 2000).

     (e)  Putnam   Variable   Trust   (Incorporated   herein  by   reference  to
          Post-Effective Amendment No. 16 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated May 1, 2000).

     (f) Van Kampen Life Investment Trust (Incorporated herein by reference to Post-Effective Amendment No. 16 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated May 1, 2000).

     (g)  LSA Variable Series Trust dated May 1, 2002 filed herewith.

(9)   Opinion and Consent of General Counsel filed herewith.

(10)(a) Independent Auditors' Consent filed herewith.

    (b) Consent of Foley & Lardner filed herewith.

(11) Not Applicable.

(12) Not Applicable.

(13) Performance Data Calculations filed herewith.

(14) Not Applicable.

(99)(a) Powers of Attorney for Thomas J. Wilson, II, Marcia D. Alazraki, Cleveland Johnson, Jr., John R. Raben, Jr. and Sally A. Slacke (Incorporated herein by reference to Post-Effective Amendment No. 15 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated April 30, 1999).

(99)(b) Powers of Attorney for Samuel H. Pilch, Marla G. Friedman, Kenneth R. O'Brien, Patricia W. Wilson, and Vincent A. Fusco (Incorporated herein by reference to Post-Effective Amendment No. 16 to Registrant's Form N-4 Registration Statement File No. 033-35445) dated May 1, 2000).

(99)(c) Powers of Attorney for Margaret G. Dyer, John C. Lounds, J. Kevin McCarthy and Steven C. Verney (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant's Form N-4 Registration Statement (File No. 333-38176) dated August 30, 2000).

(99)(d) Power of Attorney for Steven E. Shebik (Previously filed in the initial filing of this Registration Statement (File No. 333-67852) dated August 17,
2001).


25.      DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME AND PRINCIPAL                          POSITION AND OFFICE WITH
BUSINESS ADDRESS*                           DEPOSITOR OF THE ACCOUNT

Thomas J. Wilson, II                        Chairman of the Board and President, and Director
                                            (Principal Executive Officer)
Michael J. Velotta                          Vice President, Secretary, General Counsel and Director
Marcia D. Alazraki                          Director
Margaret G. Dyer                            Vice President and Director
Marla G. Friedman                           Vice President and Director
Vincent A. Fusco                            Director and Chief Operations Officer
Karen C. Gardner                            Vice President
John R. Hunter                              Vice President
Cleveland Johnson, Jr.                      Director
John C. Lounds                              Vice President and Director
J. Kevin McCarthy                           Vice President and Director
Kenneth R. O'Brien                          Director
Samuel H. Pilch                             Group Vice President and Controller (Principal Accounting Officer)
John R. Raben, Jr.                          Director
Michael Roche                               Vice President
Steven E. Shebik                            Vice President and Director (Principal Financial Officer)
Sally A. Slacke                             Director
Casey J. Sylla                              Chief Investment Officer
Patricia W. Wilson                          Director and Assistant Vice President
James P. Zils                               Treasurer
Fred Amos                                   Chief Administrative Officer
D. Steven Boger                             Assistant Vice President
Patricia A. Coffey                          Assistant Vice President
Errol Cramer                                Assistant Vice President and Appointed Actuary
Dorothy E. Even                             Assistant Vice President
Douglas F. Gaer                             Assistant Vice President
Judith P. Greffin                           Assistant Vice President
Charles D. Mires                            Assistant Vice President
Barry S. Paul                               Assistant Vice President and Assistant Treasurer
Charles Salisbury                           Assistant Vice President
Timothy N. Vander Pas                       Assistant Vice President
David A. Walsh                              Assistant Vice President
Richard Zaharias                            Assistant Vice President
Joanne M. Derrig                            Assistant Secretary and Assistant General Counsel
Doris M. Bryant                             Assistant Secretary
Paul N. Kierig                              Assistant Secretary
Susan L. Lees                               Assistant Secretary
Mary J. McGinn                              Assistant Secretary
Roberta S. Asher                            Assistant Treasurer
Ralph A. Bergholtz                          Assistant Treasurer
Mark A. Bishop                              Assistant Treasurer
Robert B. Bodett                            Assistant Treasurer
Barbara S. Brown                            Assistant Treasurer
Rhonda Hopps                                Assistant Treasurer
Peter S. Horos                              Assistant Treasurer
Thomas C. Jensen                            Assistant Treasurer
David L. Kocourek                           Assistant Treasurer
Daniel C. Leimbach                          Assistant Treasurer
Beth K. Marder                              Assistant Treasurer
Jeffrey A. Mazer                            Assistant Treasurer
Ronald A. Mendel                            Assistant Treasurer
Stephen J. Stone                            Assistant Treasurer
Louise J. Walton                            Assistant Treasurer
Jerry D. Zinkula                            Assistant Treasurer

*The principal business address of Mr. Fusco is One Allstate Drive, P.O. Box 9095, Farmingville, New York 11738. The principal business address of Ms. Alazraki is 1675 Broadway, New York, New York, 10019. The principal business address of Mr. Johnson is 47 Doral Lane, Bay Shore, New York 11706. The principal business address of Mr. O'Brien is 165 E. Loines Avenue, Merrick, New York 11566. The principal business address of Mr. Raben is 60 Wall Street, 15th Floor, New York, New York 10260. The principal business address of Ms. Slacke is 8 John Way, Islandia, New York 11788. The principal business address of the other foregoing officers and directors is 3100 Sanders Road, Northbrook, Illinois 60062.

26.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

Incorporated herein by reference to Annual Report on Form 10-K, filed by the Allstate Corporation on March 26, 2002, File No. 1-11840).

27.  NUMBER OF CONTRACT OWNERS

As of the date of the filing of this Pre-Effective Amendent, the offering of the Preferred Client Variable Annuity Contract (NY) had not commenced.

28.  INDEMNIFICATION

The General Agent's Agreement (Exhibit 3) has a provision in which Allstate Life Insurance Company of New York agrees to indemnify Morgan Stanley DW Inc. as Underwriter for certain damages and expenses that may be caused by actions, statements or omissions by Allstate Life Insurance Company of New York.

Insofar as indemnification for liability arising out of the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of is counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

29. PRINCIPAL UNDERWRITERS

(a) The Registrant's principal underwriter acts as principal underwriter for each of the following investment companies:

          Northbrook Variable Annuity Account
          Northbrook Variable Annuity Account II
          Northbrook Life Variable Life Separate Account A
          Allstate Life of New York Variable Annuity Account
          Allstate Life of New York Variable Annuity Account II

 (b) The directors and principal officers of the principal underwriter are:

Name and Principal Business                  Positions and Offices
Address*                                     of Each Such Person with
                                             Underwriter
-----------------------------------------------------------------------
Philip J. Purcell                            Chairman, Chief Executive Officer and Director
John H. Schaefer                             Director, President and Chief Operating Officer
James F. Higgins                             Director
Stephen R. Miller                            Director and Executive Vice President
Mitchell M. Merin                            Director
Michael H. Stone                             Executive Vice President, General Counsel and Secretary
Frederick J. Frohne                          Executive Vice President
Thomas J. O'Connell                          Executive Vice President
Lee Horwitz                                  Senior Vice President and Controller
Ronald T. Carman                             Senior Vice President, Associate General Counsel and Assistant Secretary
Joyce L. Kramer                              Senior Vice President, Deputy General Counsel and Assistant Secretary
Alexander C. Frank                           Senior Vice President and Treasurer
Charles F. Vadala, Jr.                       Senior Vice President and Chief Financial Officer
Joseph G. Siniscalchi                        Executive Vice President
Michael T. Cunningham                        Senior Vice President
Lorena J. Kern                               Senior Vice President
Debra M. Aaron                               Vice President
Darlene R. Lockhart                          Vice President
Harvey B. Mogenson                           Vice President
Kevin Mooney                                 Vice President
Saul Rosen                                   Vice President
Frank G. Skubic                              Vice President
Eileen S. Wallace                            Vice President
Sabrina Hurley                               Assistant Secretary
Bruce F. Alonso                              Director and Executive Vice President
Donald G. Kempf, Jr.                         Director
John J. Mack                                 Director
Robert G. Scott                              Director
Stephen S. Crawford                          Director


* The principal business address of the above-named individuals is 1585 Broadway, New York, New York 10036.

(c)  Compensation of Morgan Stanley DW Inc.


The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year.
(1) (2) (3) (4) (5)

Name of Principal    Net Underwriting      Compensation on    Brokerage
Underwriter          Discounts and         Redemption       Commissions
Compensation         Commissions
 -------------------------------------------------------------------------------

Morgan Stanley DW Inc.                                          $852,268.11


30.  LOCATION OF ACCOUNTS AND RECORDS

The Depositor, Allstate Life Insurance Company of New York, is located at One Allstate Drive, P.O. Box 9095, Farmingville, New York 11738. The Principal Underwriter, Morgan Stanley DW Inc., is located at 1585 Broadway, New York, New York 10036.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

31.  MANAGEMENT SERVICES

None

32.  UNDERTAKINGS

The Registrant undertakes to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted. Registrant furthermore agrees to include either, as part of any application to purchase a contract offered by the prospectus, a toll-free number than an applicant can call to request a Statement of Additional Information or a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information. Finally, the Registrant agrees to deliver any Statement of Additional Information and any Financial Statements required to be made available under this Form N-4 promptly upon written or oral request.

REPRESENTATIONS PURSUANT TO SECTION 403(B) OF THE INTERNAL REVENUE CODE

The Company represents that it is relying upon a November 28, 1988 Securities and Exchange Commission no-action letter issued to the American Council of Life Insurance ("ACLI") and that the provisions of paragraphs 1-4 of the no-action letter have been complied with.

REPRESENTATION REGARDING CONTRACT EXPENSES

Allstate Life Insurance Company of New York represents that the fees and charges deducted under the Contracts described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allstate Life Insurance Company of New York under the Contracts. Allstate Life Insurance Company of New York bases its representation on its assessment of all the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks; the need for Allstate Life of New York to earn a profit; the degree to which the Contracts include innovative features; and the regulatory standards for exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all Contracts sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus(es) contained herein, or any variations therein, based on supplements, endorsements, or riders to any Contracts or prospectus(es), or otherwise.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Allstate Life of New York Variable Annuity Account II, has caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the Township of Northfield, State of Illinois, on May 20, 2002.

                                ALLSTATE LIFE OF NEW YORK
                               VARIABLE ANNUITY ACCOUNT II
                                      (REGISTRANT)

                             BY: ALLSTATE LIFE INSURANCE COMPANY
                                       OF NEW YORK
                                       (DEPOSITOR)

                                     By: /s/Michael J. Velotta
                                     -------------------------
                                     Michael J. Velotta
                                     Vice President, Secretary and
                                     General Counsel




As required by the Securities Act of 1933, this Registration Statement has been duly signed below by the following directors and officers of Allstate Life Insurance Company of New York on the May 20, 2002.

*/THOMAS J. WILSON, II                     Chairman of the Board,
----------------------                     President and Director
Thomas J. Wilson, II                       (Principal Executive
                                                             Officer)

/s/ MICHAEL J. VELOTTA                     Vice President, Secretary,
----------------------                     General Counsel and Director
Michael J. Velotta

*/SAMUEL H. PILCH                          Group Vice President and Controller
------------------                         (Principal Accounting Officer)
Samuel H. Pilch

*/MARCIA D. ALAZRAKI                        Director
--------------------
Marcia D. Alazraki

*/MARGARET G. DYER                          Vice President and Director
-------------------
Margaret G. Dyer

*/MARLA G. FRIEDMAN                         Director and Vice President
-------------------
Marla G. Friedman

*/VINCENT A. FUSCO                          Director and Chief
------------------                          Operations Officer
Vincent A. Fusco

*/CLEVELAND JOHNSON, JR.                    Director
-----------------------
Cleveland Johnson, Jr.

*/JOHN C. LOUNDS                            Vice President and Director
----------------
John C. Lounds

*/J. KEVIN MCCARTHY                         Vice President and Director
-------------------
J. Kevin McCarthy

*/KENNETH R. O'BRIEN                        Director
--------------------
Kenneth R. O'Brien

*/JOHN R. RABEN, JR.                        Director
--------------------
John R. Raben, Jr.

*/SALLY A. SLACKE                           Director
-----------------
Sally A. Slacke

*/STEVEN E. SHEBIK                          Director and Vice President
-------------------                         (Principal Financial Officer)
Steven E. Shebik


*/PATRICIA W. WILSON                        Director and Assistant Vice
--------------------                        President
Patricia W. Wilson


*/By Michael J. Velotta, pursuant to Power of Attorney, previously filed or filed herewith.

                                  EXHIBIT INDEX

Exhibit           Description

(8)(g)                 LSA Variable series Trust Participation Agreement

(9)                    Opinion and Consent of General Counsel

(10)(a)                Independent Auditor's Consent

(10)(b)                Consent of Foley & Lardner

(13)                   Performance Data Calculations